6/19

Follow-Up Materials


06014546

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ranbaxy Laboratories

*CURRENT ADDRESS

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3821

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/21/06



Vision beyond tomorrow

RANBAXY

RANBAXY'S GLOBAL FOOTPRIN

GROUND OPERATIONS IN 49 COUNTRIES

Global Sales-2005: US $ 1178 Mn

Sales in Key Markets: USA: US $ 328 Mn; EUROPE: US $ 204 Mn; BRICS (BRA



CANADA
USA
MEXICO
GUATEMALA
PERU
BRAZIL

Global Sales of Top 10 Molecules

Molecule	(US $ Mn)
Co-amoxiclav	82.6
Amoxicillin	65.2
Ciprofloxacin	43.5
Cephalexin	41.9
Simvastatin	40.4
Isotretinoin	36.8
Cefaclor	25.3
Clarithromycin	25.0
Cefpodoxime Proxetil	22.9
Ketorolac Tromethamine	22.1

RUSSIA, INDIA, CHINA, SOUTH AFRICA): US $ 364 Mn

SWEDEN
RUSSIA
LITHUANIA
UK
BELARUS
ELAND
POLAND
UKRAINE
GERMANY
KAZAKHSTAN
BELGIUM
ROMANIA
AUSTRIA
HUNGARY
FRANCE
BULGARIA
JAPAN
ITALY
SPAIN
RTUGAL
CHINA
NEPAL
MOROCCO
MYANMAR
EGYPT
UAE
INDIA
VIETNAM
THAILAND
CAMBODIA
SENEGAL
SRI LANKA
MALAYSIA
NIGERIA
SINGAPORE
UGANDA
CAMEROON
IVORY COAST
KENYA
MAURITIUS
AUSTRALIA
ZIMBABWE
SOUTH AFRICA


Global Sales 2000-2005
CAGR = 19%
US $ Mn
1200
1000
800
600
400
200
2000
2001
2002
2003
2004
2005
Year



Expanding the leadership horizon

From total quality to total integration. From an Indian multinational to a global corporate. And from generic products, to a series of differentiated products...

At Ranbaxy, the ability to foresee and consequently capitalize on change, has enabled us to constantly expand the sphere of leadership. The year gone by has been a time of strategic consolidation and preparation for manifold growth and transformation, through scientific breakthroughs and strategic acquisitions & alliances. As the global pharmaceutical industry gears up to accelerate once again, Ranbaxy, with its thrust on end-to-end integration, is better prepared than ever before, to convert emerging opportunities into transformational successes.

Today, Ranbaxy is India's largest pharmaceutical company; a Top 10 global generic player with a growing presence in 23 of the Top 25 pharma markets and is among the largest ANDA filers with the US FDA. But tomorrow is more promising, with a wide range of products in the pipeline, new acquisitions in strategic markets on the anvil and a clear target to achieve global sales of US $ 2 Bn by 2007. To attain a size of US $ 5 Bn by 2012 is within the realms of possibility, driven by passion and led by a vision that extends beyond tomorrow...

Contents









Tejendra Khanna, *Chairman*

New dimensions of generic leadership

"In order to pursue its global vision and to achieve size and scale of operations, it is imperative for the Company to expand its global footprint."

Dear Shareholders,

During 2005, the global generics pharmaceutical industry underwent dynamic changes in the business environment. On the one hand, the developed markets led by the US were subjected to severe price erosion, while on the other hand, emerging markets witnessed further increase in generic penetration, providing newer opportunities to companies such as Ranbaxy. The industry experienced consolidation amongst key generic players, a trend which is expected to gain momentum in the future.

Performance

The Company's global performance during the year, was impacted primarily by the adverse pricing pressures in our key market, the US. However, despite this, we gained in market share for our products in the US, reflecting our commitment to fortify our existing presence in this market.

It is important to note that the Company's performance in other global markets, such as BRICS (Brazil, Russia, India, China, South Africa) and Asia, has been buoyant. This has helped the Company maintain its global sales at the same level as last year, at US $ 1178 Mn. I would like to mention here, that globally, the outlook for 2006 is promising for generics in general, as a greater number of branded products lose patent protection and face genericization.

During 2005, the Company demonstrated its commitment to bring value to its shareholders by implementing several projects company-wide, which are expected to yield results in the coming years. In this regard, the Company's foray into new markets, such as Canada & Italy, and the increase of its stake in its Japanese Joint Venture from 10% to 50%, will help improve the Company's performance in the long term. Several beneficial projects, related to capacity augmentation, modernization and automation, at its manufacturing locations in India and overseas, have also been implemented.

Research & Development

A major recognition of Ranbaxy's contribution to the world of science was the inauguration of its new Research & Development Center by the Hon'ble President of India, Dr. A. P. J. Abdul Kalam. During his address, the President appreciated the progress made by Ranbaxy and recognized the value brought by its research community to the world of science. He expressed his desire to see Ranbaxy as the first Indian Company to launch its own molecule in the global pharma space. He also expressed his confidence in Ranbaxy's ability as a pharma leader to bring glory to the nation, by placing India as a 'shining star' on the global firmament.

Our commitment to fight the diseases of the developing world, is reflected through the progress our scientists have made on our anti-malarial molecule, RBx 11160, which is being developed jointly with Medicines for Malaria Venture (MMV), Geneva. During the year, this molecule successfully completed Proof of Concept Phase II (a) studies and the activities for Phase II (b) studies are underway, with trials in India, Thailand and Africa scheduled to commence by mid-2006.

Scaling up Operations

The Company accelerated its internal initiatives on cost optimization, productivity enhancement, and also built a robust and secure work environment, that will lead to the sound management of the Company's information assets. Going forward, achieving improved productivity and cost efficiency in all departments will be the priorities of the Management. The Company has also realigned and strengthened its business units, and is actively pursuing various options to augment its global operations. The Company has also decided to pursue a more active policy of forging both business and research alliances, so that risks and rewards can be shared. In-licensing, co-marketing, as well as research collaborations in New Drug Discovery Research (NDDR), are some of the areas which are being pursued actively.

During the year the Company divested its Allied Businesses, namely Animal Healthcare, Diagnostics and Fine Chemicals.

Overall, the Company stays committed to move up the pharma value chain, in order to pursue its vision of being amongst the Top 5 global generic players, with a turnover of US $ 5 Bn by 2012.

In order to pursue its global vision and to achieve size and scale of operations, it is imperative for the Company to expand its global footprint. To facilitate this action, a decision has been taken to evaluate opportunities for further acquisition of pharmaceutical assets, which, in addition to building size and scale, can expand the Company's therapeutic width by entering into new segments which are not already a part of the Company's portfolio. This will also strengthen the existing therapeutic areas. In order to seek statutory approvals to be able to mobilize funds required for financing such acquisitions, an Extraordinary General Meeting of shareholders (EGM) was held on October 21, 2005, in Mohali. During this meeting, a series of concomitant resolutions were passed by the shareholders present, to allow the Company to raise up to US $ 1.5 Bn through a suitable mix of equity and debt, as may be decided by the Board from time-to-time.

Global Best Practices

With the Company acquiring high global visibility, the Directors have mandated the Operating Management to see that business and work processes in all departments of activity, match the standards of global best practices in the relevant areas. The Vice President, Strategy Planning & Development, Vice President, Global Internal Audit, and the President & CFO, have been asked to pool their efforts and work convergently towards this objective. The Independent Directors of the Company have been working diligently through Corporate Governance Committees, viz., Compensation Committee, Audit Committee, Science Committee, Share Transfer and Shareholders' Grievances Committee, to scrutinize policies and proposals mooted by the Operating Management, as well as provide independent inputs to strengthen the Company's 'road-worthiness' on a long-term basis.


The Company's performance in global markets such as BRICS (Brazil, Russia, India, China, South Africa) and Asia has been buoyant
Going forward, achieving improved productivity and cost-efficiency in all departments will be the priorities of the management
The Company remains committed to pursue its vision of being amongst the Top 5 global generic players with a turnover of US $ 5 Bn by 2012

Succession Planning

At the meeting of the Board of Directors held in mid-January 2006, as part of a carefully thought-out succession planning strategy, it was decided to promote the CEO & Managing Director, Dr. Brian Tempest, to the position of Chief Mentor & Executive Vice Chairman. His place as Head of the Executive Team in the capacity of CEO & Managing Director was assigned to Mr. Malvinder Mohan Singh, President, Pharmaceuticals. The Company hopes to derive great benefit from the rich global pharmaceutical experience of Dr. Brian Tempest, as it proceeds on its journey towards becoming a US $ 2 Bn Company by 2007, and a US $ 5 Bn Company by 2012.

People Focus

Ranbaxy's Human Resources are its most important assets. It is the people, who by their robust professionalism, ethical commitment and devotion to duty, have been adding value to the Company in the years gone by, and continue to do so with zeal and tenacity. The Human Resources Division is making sincere efforts to create an environment in which our people can feel motivated and perform to their best potential. We continue to pursue individual training and career planning efforts. The elaborate Code of Conduct of the Company prepared in 2004, and progressively rolled out to the Management cadre as a whole during 2005, has set out clear standards of DOs and DON'Ts, directed at both, observing complete ethical integrity and propriety, and undertaking effective discharge of assigned duties.

Promising Future

With the various initiatives underway and the new product launches planned for 2006, the Company should be able to record an improved performance in 2006, capitalizing on the overall, newly-emerging generic opportunity.

I sincerely thank all of you for continuing to repose confidence in the Company's Directors, as well as in the Operating Management. Collectively, we will certainly do our best to discharge your trust and make Ranbaxy a greater force to reckon with, in the global pharmaceutical space.

Tejendra Khanna
Chairman
April 24, 2006



Malvinder M. Singh, *CEO & Managing Director*

Focused on promising possibilities

"Ranbaxy follows a balanced business strategy and continuously evaluates risk-reward options to choose a course of action that is in the best interests of the Company and its shareholders."

Dear Shareholders,

As we progress into 2006, we see a world of new opportunities. Based on our strong fundamentals of innovation, entrepreneurship and aggressive marketing skills, we are determined to capitalize upon them and remain committed to enhancing shareholder value, as we actively pursue our strategy of growth through organic and inorganic means.

Our recent acquisition of Terapia, the largest independent generic company in Romania, is a step towards realizing our aspiration of being amongst the Top 5 generics companies of the world, by 2012.

Today, we are already amongst the Top 10 global generics companies and have delivered a compounded annual growth rate of 19%, in revenue terms, in the last 5 years. As we move into our next phase of growth, I feel great optimism. I also take on the role of the CEO & MD at Ranbaxy, with all humility.

I would like to thank the Board for giving me this opportunity to serve the Company and re-dedicate myself to the task of building a trusted and reliable organization that stands ready to invest in the growth of its people and its business.

Armed with your support and driven by the passion of the organization and the commitment of its people, I remain confident that we will be at the forefront in capitalizing upon the generics opportunity as it unfolds.

I am sanguine and remain committed to our revenue target of US $ 2 Bn for 2007, and our aspiration to achieve US $ 5 Bn in revenues by 2012.

Global Generics Industry

The global generics industry is poised to grow rapidly in the coming years, as most governments look at balancing their healthcare costs through the use of generics. While the growth of the generics industry will be spurred by the ageing demographic profile of the world, we see significant opportunity in the immediate future, due to the large number of patent expiries, worldwide.

The genericization of the developed markets continues to exhibit an upward trend. Simultaneously, the emerging markets have also been gaining in momentum. This presents to us new prospects in the so far underdeveloped markets.

The field undoubtedly is very competitive and speed to market is critical. At the same time, our customers are becoming more discerning, and therefore, a robust future product line comprising differentiated products, is necessary to attain greater market share. The legal and regulatory environment is also becoming more complex. All these factors are contributing to the building up of cost pressures.

However, our Company is well placed to capitalize on the changing scenario due to its inherent strengths. These include a truly global footprint and the India advantage. We are confident of leveraging the lead we have in terms of cost of innovation and manufacturing, our strong chemistry skills and the marketing prowess that we possess, to deliver superior returns to our shareholders.

The Year 2005 has been challenging for

the entire industry due to fewer patent expiries. These resulted in a lesser number of new product introductions for the year. We also saw an increase in the number of big pharma companies looking to bring in their own authorized generics, in an attempt to slow down the commoditization of their brands.

Global Operations

During the year, the Company registered global sales of US $ 1178 Mn, of which the US contributed 28% (US $ 328 Mn), Europe 17% (US $ 204 Mn) and the BRICS (Brazil, Russia, India, China, South Africa) countries 31% (US $ 364 Mn).

In the **US**, the world's largest pharma market and also our largest market, we strengthened our presence with more products and an increased market share. We were able to capture a generics market share of 2.3% (YTD Dec'05), up from 2.0% last year (YTD Dec'04). Currently, we have over 110 Abbreviated New Drug Applications (ANDAs) in the US, with 59 pending approvals from the United States Food & Drug Administration (US FDA). We believe, we have the second largest product pipeline pending with the US FDA.

During the year, Ranbaxy also commenced its operations in **Canada**, the 8th largest pharma market of the world, with the introduction of 8 products.

In **Europe**, we consolidated our business further during the year. In France, we extended our product portfolio with the launch of 12 new products. This led to 100% coverage of the Top 20 molecules.

Our operations in **Germany** and the Rest of Europe (ROE) continued to perform well, registering a growth of over 20% with sales of US $ 31 Mn and US $ 54 Mn, respectively.

Our business in the emerging markets also continued to register a strong performance, led by the **BRICS** countries, exhibiting a growth of 12% at US $ 364 Mn during the year.

We continued to forge ahead in **India**, growing faster than the market, while clocking sales of US $ 238 Mn (including the consumer healthcare business) and registering a growth of over 9%. This was an outcome of our focus on the chronic disease segment (contributing 19% to the business) and the Novel Drug Delivery System based differentiated products (contributing 9% to the business), which also led to 20 of our brands featuring in the Top 300 list.

As a result of our business model realignment in 2004, our **China** operations performed well. The year saw the launch of the first generic injectable product **Imipenem + Cilastatin**. The first once-a-day (OD) formulation of *Ciprofloxacin* in the country, was also introduced in 2006.

Business in **Russia** and **South Africa** continued to outperform the respective markets, registering a growth of over 25%, further consolidating and strengthening our presence in these countries.

Our operations in the **Rest of the World**, including the Active Pharmaceutical Ingredients (APIs) business, continued to perform well, with a combined sales of US $ 282 Mn, up by 21% compared to the year before.

Japan

During the year, our Company successfully launched its first product in the world's 2nd largest pharma market, spearheading our entry into the Japanese generic market. Generics currently constitute only 5% of the overall Japanese pharma market, representing considerable headroom for growth. Ranbaxy is the first company from India to meet the most stringent quality standards of the Japanese regulatory agencies. This clearly reflects the global quality standards practised at Ranbaxy.

We further consolidated our presence in Japan, by increasing our stake in the Joint Venture (JV), Nihon Pharmaceutical Industry Co. Ltd (NPI) to 50%. The first product of the JV, **Vogseal** *(Voglibose)*, an anti-diabetic, is already a market leader and is likely to garner better market share in the coming months. We continue to make filings in Japan to build a healthy product flow for the future.

Enhancing Manufacturing Capabilities

During 2005, large investments were directed towards enhancing our manufacturing strengths. In addition to


The Company is positioned amongst the Top 10 generics companies globally
Global sales during 2005 stood at US $ 1178 Mn
Ranbaxy is one of the largest pharma patent filers in the developing world and the second largest in the US in terms of pending product pipeline
Terapia, the largest independent generics company in Romania, was a major acquisition by Ranbaxy
The focus in the future will be on accelerating the generics business and enhancing R&D productivity
2005 was a year of venturing into new markets, investing for expansion, consolidating and realigning for the future



Pushing new frontiers... (L-R) **Dr. Brian W. Tempest**, *Chief Mentor & Executive Vice Chairman* and **Malvinder M. Singh**, *CEO & Managing Director*

expansion and modernization of the existing facilities, we invested significantly in building substantial capacities for new molecules, targeted to drive growth in key geographies in the coming years. Today, our US manufacturing capability is the 2nd largest in terms of oral solid dosage forms manufacturing, after India.

In India, we also built a dedicated, world-class, sterile injectables facility to create in-house capabilities and infrastructure for new therapeutic areas.

As we look ahead over the next couple of years, we are confident that our investments will come to fruition, leading to a strong product flow into our markets.

Leveraging Intellectual Property and 180-day Exclusivities

Pursuing the mission of being a research-led organization, Ranbaxy has focused on building its Intellectual Property and has been at the forefront in using innovation to create value. Ranbaxy filed 185 patent applications in India during 2005, becoming one of the largest pharma patent filers in the developing world.

Our Company is confident of the strength of its scientific and legal rationale and corresponding intellectual property strategies, and has challenged patents where we are confident of the merits of the case. We have 19 potential First to File (FTF) Para IV ANDAs, of which only 7 are under litigation.

During the year, Ranbaxy faced first instance decisions on **Atorvastatin**, one of its key FTF products in the key countries of the US and the UK. While we were successful in invalidating one of the two patents under challenge, in the UK, the US District Court decided against us on both patents. We however, stand by what we believe are meritorious defenses and have appealed to the higher courts in both these countries. Decisions by the appeals courts in the UK and the US are expected around the end of the year.

Ranbaxy follows a balanced business strategy and continuously evaluates risk-reward options to choose a course of action that is in the best interests of the Company and its shareholders.

Our settlement with Cephalon Inc (USA) in the Para IV litigation surrounding the generic version of **Provigil** (Registered Trademark of Cephalon Inc.), reflects our balanced litigation perspective.

Strong Research Focus

Research has been the driving force for Ranbaxy. We have well-defined programs in the areas of generics research as well as new drug discovery, which continued to progress well during the year.

Our overall research endeavours are ably supported by a world-class infrastructure; during 2005, further investments were made to enhance our R&D capabilities.

Our new, state-of-the-art Drug Discovery Center, was inaugurated by the Hon'ble President of India, Dr. A. P. J. Abdul Kalam, in 2005. With the addition of this Center, our Company now has over 1100 people dedicated to path-breaking research.

We also invested in creating new in-house capacities for Bio-equivalence and Bio-analytical studies. This move, we believe, will considerably reduce the overall cost of innovation and will help us further accentuate our India advantage, in this area.

Our Company's Drug Discovery program is progressing well, with 10 active drug candidates at various stages of development in its New Chemical Entity (NCE) pipeline.

Our malaria molecule, RBx 11160, being developed jointly with Medicines for Malaria Venture (MMV), Geneva, has successfully completed Phase II (a) studies, and the activities for Phase II (b) studies are currently underway, with trials in India, Thailand and Africa, scheduled to commence by mid-2006.

Our collaborative research program with Glaxo Smithkline (GSK) is also progressing well, with two drug candidates having progressed towards meeting the development criteria.

On the generics front, during the year we successfully maintained a steady flow of

US ANDA filings and completed 26 filings. 16 ANDA approvals were obtained during the same period. In addition, our Company also filed 10 ANDAs under the US President's Emergency Plan For AIDS Relief (PEPFAR), taking the number of cumulative filings during the year to 36.

In the European Union (EU) we made 52 national filings for 46 products. The global regulatory filings stood at 852 during the year.

In pursuit of our commitment to provide medicines to address the emerging humanitarian needs, Ranbaxy accelerated the development process for the manufacture of *Oseltamivir* for the treatment of Avian flu, during the year.

New Opportunities Acquisitions & Alliances

Our focus on inorganic growth underscores our belief that success in today's generic space requires size and scale. We continue to evaluate opportunities to add to our product basket, enhance our therapeutic presence and expand our distribution reach. Our recent acquisition of Terapia, is our largest acquisition so far, reflecting our commitment to not only achieve the defined growth attributes, but also add immediately to shareholder value by being Earnings Per Share (EPS) accretive.

This acquisition was funded by the proceeds from Ranbaxy's recent Foreign Currency Convertible Bonds (FCCB) issue of US $ 440 Mn, the largest capital raising exercise in the Indian healthcare industry, till date.

We continue to evaluate options for acquiring new technology platforms to develop differentiated high margin products. We are also exploring opportunities in the areas of Licensing and Alliances to draw maximum value from such arrangements.

Future Outlook

As I see the Ranbaxy of tomorrow, I see our Company transforming rapidly, managing upcoming challenges, leveraging opportunities and moving ahead, well on course to becoming one of the Top 5 generics companies in the world, with a turnover of US $ 5 Bn by 2012.

While we are confident of meeting our midterm target of US $ 2 Bn in revenues by 2007, we are constantly looking beyond tomorrow to build a strong and agile corporation that offers enhanced value to its shareholder.

As we move ahead, we will continue to focus on strengthening our business operations in the key geographies of the US, EU and BRICS countries. Our focus on generics research will also be increased to ensure a product flow that supports business needs. We will expand our therapeutic width through a large and differentiated product portfolio, and we will exploit the multibillion dollar generics opportunity.

We are engaged in benchmarking our operations with the best-in-class and are taking initiatives towards achieving operational excellence. In the coming years, the Company will accelerate its focus on cost-competitiveness and cost-saving initiatives, to support the operating margins in the face of increased pressure from the business environment.

We will focus on accelerating our generics business, enhancing R&D productivity, elevating individual and team performance and improving cost competitiveness in the global business environment.

Committed Team Ranbaxy

I envision a Ranbaxy that operates with the heart of an entrepreneur, the discipline of an athlete and the intellect of a scholar. I believe that great companies are built over time and require the engagement and energy of each individual, and I am determined to create an environment that enables people to be innovative, agile, competitive yet disciplined, and above all, focused on operational excellence to achieve what is



Exploring options... innovating for new solutions

best for our customer and our Company.

During the year, various initiatives were taken to implement a well thought-out program for career planning and individual growth, in line with Ranbaxy's objectives. We will continue to nurture our people as we provide them opportunities to develop, grow and exhibit their entrepreneurial capabilities.

I do believe, that with the unstinting support of our stakeholders, we will continue to retain and improve upon our indomitable position. We rededicate ourselves to build a research-based, globally respected pharmaceutical organization. Learning from the past, capitalizing on our strengths, recognizing challenges in the constantly changing business environment and converting them into opportunities, we are confident of achieving the goals we have set for ourselves.

Team Ranbaxy will take our Company forward into its next leadership orbit through its commitment, dedication, passion and competence to deliver on promise.

Together, we will build a Ranbaxy of tomorrow where new ideas take root every day and are encouraged to fruition to make our vision a reality, focused on bringing maximum value to the stakeholder.

Malvinder M. Singh
CEO & Managing Director
April 24, 2006



Atul Malhotra, *President - North America*

Foraying... investing... consolidating

"The US being our largest market, we endeavoured to enhance both our market share and our market reach, building strong foundations for the future."

North America

Ranbaxy's entry into the North American Region was marked by its first acquisition in the US in 1995. The Company ventured into the world's largest Pharma market, ahead of the other Indian pharma companies. Ranbaxy is today well positioned to capitalize on the growing opportunities offered by this market, currently valued at US $ 266 Bn.

USA

The US being our largest market, we accelerated our efforts to strengthen our presence in this market during 2005. These were directed towards sustained growth in product offerings and increased market share. Further, substantial investments in the manufacturing infrastructure in the US have led to an increase in capacities over the previous year. The US has now become our 2nd largest manufacturing hub for oral solid dosage forms, after India.

Our sustained marketing effort has led to our products being available in every pharmacy and wholesale distribution outlet throughout the US. We have further expanded our distribution in the US and have added new customers and products to our portfolio. Our cumulative product listings in the US were 862 by the end of the year.

During the year, the generics market in the US grew by 20.6%, while in Canada it grew by 15%, on the back of increased prescriptions written for generic drugs. Generic sales, although still volatile, have grown progressively over the past few years. The branded and generics market together, grew by 5.2% in the US and by 7% in Canada.

Generic drugs now feature in over 50% prescriptions, as a result of steadily increasing acceptance by health planners, prescribers and patients. In the US, the newly enacted 'Medicare Part D' now provides prescription coverage to potentially 30 million senior citizens. This is expected to fuel market growth. The US operations clocked in sales of US $ 328 Mn during 2005.

Ranbaxy's business in the Region is focused on three market segments – the generic pharmaceuticals, private label over-the-counter (OTC) formulations and Ranbaxy labeled products. During 2005, our market share surged ahead in each of these market segments.

The generic pharmaceuticals market share in our represented market segments grew from 12.2% in 2004, to 13.9% in 2005, with sales of US $ 251 Mn.

Our private label OTC business generated the highest sales to date, growing to US $ 43 Mn. This growth came on the back of the additional business from two top grocery retailers in the US, and significant market penetration by **Loratadine Liquid**. The market share in our branded business, which focuses on the dermatology segment, witnessed growth from 15.9% in 2004 to 21.7% in 2005, resulting in sales of US $ 34 Mn.

Since the acquisition of Ohm Laboratories in 1995, our manufacturing division has added 200,000 sq.ft. of space in the last three years, comprising a new state-of-the-art solid dosage forms facility, a process development cell, a warehouse and a quality control laboratory. A liquid dosage forms facility was also acquired during the year. The entire manufacturing facility at Ohm Laboratories now covers 240,000 sq.ft. area. Our warehouse and distribution facility in Jacksonville, Florida, has also been further expanded from 72,000 sq.ft. to 244,000 sq.ft.

Strong Product Pipeline

A strong product pipeline reinforces the very foundations of a pharma company. By the end of 2005, Ranbaxy had a total portfolio of 111 products, with 59 drugs pending approval from the United States Food and Drug Administration (US FDA). In 2005, our Company filed 26 Abbreviated New Drug Applications (ANDAs) with the US FDA and received approvals for 16 ANDAs.

Ranbaxy is also making strategic investments in specific resources, in support of our Company's plans for simultaneous organic and inorganic growth. The expansion of our product portfolio has fueled organic growth, with inorganic growth coming from business development alliances that constituted four different types of agreements, including product development/ manufacturing and in- & out-licensing opportunities.

At the end of 2005, we had a total of 19 potential First-to-File Para IV candidates, with a market size worth US $ 28 Bn at innovator prices. In December 2005, the US District Court ruled against Ranbaxy in the case for non-infringement and invalidation of **Atorvastatin** patents. This matter is now under the appeal process.

Responsible Corporate Citizen

Being a responsible corporate citizen, our Company accelerated its efforts to support the HIV / AIDS global pandemic in 2005, and continued to support the US President's Emergency Plan For AIDS Relief (PEPFAR) initiative. Also during the year, the World Health Organization (WHO) included eight of our Anti-Retrovirals (ARVs) in its pre-qualification list. Ranbaxy received US FDA tentative approval for 3 ARVs under PEPFAR.

Awards & Recognition

Our consistent performance, won us many accolades during 2005. We received the 'Outstanding Supplier Award' from Wal-Mart, the largest chain store in the US, for consistency of products and programs provided to Wal-Mart, and for efficiently fulfilling the requests of Wal-Mart customers. The New Jersey Business & Industry Association awarded Ranbaxy the 'Award for Excellence' in the Enterprise category, recognizing Ranbaxy for creating new jobs and making a significant economic contribution to the State of New Jersey. The coveted 'Supplier Quality Award' from Cardinal Health was also presented to Ranbaxy in 2005.


USA
USA clocked in sales of US $ 328 Mn
The private label OTC business performed well and registered sales of US $ 43 Mn
Ranbaxy holds a cumulative basket of 170 ANDAs in the US
Our sustained marketing efforts have enabled us to have at least one product in almost every pharmacy in the US
Ranbaxy's generic pharmaceuticals market share in its represented market segments, grew from 12.2% in 2004, to 13.9% in 2005
The market share of our branded business focusing on the dermatology segment, grew from 15.9% in 2004, to 21.7% in 2005
Ranbaxy received a number of coveted awards from various US Business Organizations and Associations

CANADA

During the year, our Company initiated its operations in Canada under the flagship of Ranbaxy Pharmaceuticals Canada Inc., with the launch of 8 products. These products, from the Cardiovascular, Diabetes, Anti-infectives and Central Nervous System therapy segments, have been received well. Additionally, 8 product filings were made to the Therapeutic Products Directorate (TPD).

We are constantly learning and adapting to a very dynamic market environment. We are facing challenges related to operating in diverse geographical and cultural milieus, as well as increased competition and price pressures. However, we are well poised to leverage our capabilities as a fully integrated pharmaceutical company, to strengthen our position in the market and capitalize on the generics opportunity, in the world's largest pharma market, the US.


CANADA
During 2005, Ranbaxy commenced its operations through Ranbaxy Pharmaceuticals Canada Inc., with a basket of 8 products



Peter Burema, *President - Europe, CIS, Africa & Latin America*

Europe, CIS, Africa & Latin America

"Day-1 launches in many markets helped us consolidate our position in the region. We stepped up our regulatory filings and invested strategically to draw a clear roadmap for the future."

Ranbaxy has a strong presence in the Europe, CIS, Africa & Latin America Region. During the year, the Region clocked in sales of US $ 377 Mn. While sales in Europe grew by over 5% during the year, the buoyancy of performance in the CIS and Africa markets led to Europe, CIS & Africa operations, collectively registering a growth of 14%.

During 2005, we focused on strengthening and consolidating our position in the Region and scaled up operations in many countries. The number of regulatory filings were also stepped up to meet the growing needs of the future.

Beginning 2006, the Company expanded its footprint in the Region by acquiring Terapia, the largest independent generic company in Romania, and Ethimed, an established generics company in Belgium. A large unbranded generic product portfolio of Allen S.p.A. was also acquired by the Company in Italy. These strategic moves are expected to bolster the Company's performance in these markets.

Europe - Key Markets

In Europe, the healthcare costs are largely borne by the governments that are aiming at bringing down the state expense. Hence, a pro-generic sentiment is gaining momentum in this market. Ranbaxy is well positioned to exploit the generic opportunity through its presence in some of the key markets of Europe, such as UK, Germany, France, Italy and Spain. Our products are today available in 21 of the Top 25 European Union (EU) countries. During the year, we expanded our presence by starting wholly-owned subsidiaries in Hungary, Portugal, Italy and a representative office in Bulgaria.

UK

During 2005, our operations in the UK clocked in sales of US $ 44 Mn, even though the market was characterized by severe price erosion and intense competition. The branded business witnessed sales exceeding US $ 5.5 Mn, reflecting a growth of 33% over the previous year.

We reinforced our branded product portfolio in the respiratory segment by introducing **Easyhaler** *(Inhaler)*, complementing the respiratory class. Ranbaxy UK now has the **Easyhaler** for Asthma, **Visclair** *(Mecysteine)* for Chronic Obstructive Pulmonary Disease (COPD) and **Distaclor-MR** *(Cefaclor MR)* for Respiratory Tract Infection (RTI).

In the generics segment, the Company successfully introduced **Sertraline** and **Lansaprozole** on 'Day-1.' Both products represent a market size of over US $ 430 Mn at innovator prices. **Terbinafine** and **Lamotrigine** were some of the new products launched in this market.

Germany

We achieved sales of US $ 31.0 Mn in Germany, backed by two successful 'Day-1' launches of **Cefpodoxime** Tablets and **Sertraline**, with a combined market size of over US $ 50 Mn at innovator prices. Our business grew at 20% over the previous year, outperforming the market which grew at 8%. *(Source: IMS)*.

During 2005, our IMS Ranking in the German market was up by 6, and currently stands at No. 30 in the generics segment.

France

We registered sales of US $ 74 Mn in 2005, similar to the previous year. 12 new molecules, including two 'Day-1' launches in France, enabled us to gain 100% coverage of the Top 20 molecules.

Simvastatin and **Sertraline**, two products being manufactured in India, were successfully launched in France. **Sertraline**, a 'Day-1' launch, captured 17% of the generics market. Effective 2006, a number of regulatory changes have been introduced in France. The trade margin structures have been revised, including price cuts in the range of 15% to 18%, thus impacting both generics and innovator products.

Spain

Year 2005 was quite encouraging for us in

Spain as our business demonstrated distinct buoyancy, registering sales of US $ 4.2 Mn. We also strengthened our product portfolio further, through the acquisition of 18 generic products from a leading pharma company.

Italy

We initiated our operations in this market during the year and set forth to prepare ourselves to capitalize on the upcoming generics opportunity, by focusing on product registrations. Ranbaxy Italia was granted its first product license for **Sertraline** Tablets during 2005.

The Company is fully geared to bring Ranbaxy's products to the relatively unexploited, but rapidly expanding, generics sector of the Italian pharmaceuticals market.

Other markets in Europe registered sales of US $ 49 Mn, reflecting a growth of 19% during the year. The performance in these markets was led by the Company's operations in Northern Europe, comprising the Nordic markets, Belgium and Netherlands. The successful 'Day-1' launch of **Sertraline** added to the performance.

CIS Markets

During the year, CIS markets registered sales of US $ 65 Mn, reflecting a growth of 42%.

Russia

The operations in Russia recorded sales of US $ 33 Mn, reflecting a growth of 28% over the previous year, outperforming the market which grew at 23%, MAT basis. Ranbaxy is currently ranked 13th amongst foreign generics companies and 20th amongst generics companies in Russia.

We developed a strong presence in the *fluoroquinolones* market, with three of our products featuring amongst the Top 10 in the Russian market. The Company also launched a number of new products, such as **Cifran CT** *(Ciprofloxacin + Tinidazole)*, **Eleflox** *(Levofloxacin)*, **Coldact Broncho** *(Anti-cold)* and **Coldact lozenges**.

Ukraine Belt, including Romania

The **Ukraine Belt** achieved sales of US $ 32 Mn for 2005, achieving 60% growth over 2004. The Company attained the 24th ranking amongst more than 500 manufacturers in Ukraine. The Company's leading brands, such as **Cifran** *(Ciprofloxacin)*, **Zanocin** *(Ofloxacin)*, **Loxof** *(Levofloxacin)*, **Coldact** *(Anti-cold)*, **Simvor** *(Simvastatin)* and **Ketanov** *(Ketorolac Tromethamine)* continued to perform well.

In **Romania**, we achieved sales of US $ 12 Mn, recording a growth of 86%. We were rated as one of the fastest-growing pharmaceutical companies of the country. This growth was driven by the strong presence and product promotion in the Cardiovascular (CVS), Anti-Infectives and Central Nervous System (CNS) segments. Our key products performed well, with **Zanocin** *(Ofloxacin)*, being ranked No. 1, **Serlift** *(Sertraline)*, **Ranolip** *(Lisinopril)* and **Cefaclor** No. 2, and **Simvor** *(Simvastatin)* and **Enalapril** ranked at No. 3, in their respective segments.

AFRICA

During the year, Africa recorded sales of US $ 68 Mn, registering a growth of 16%.

South Africa

Ranbaxy in South Africa clocked in sales of US $ 24 Mn during the year. The Company is ranked at No. 7 amongst the generics companies and is placed at No. 29 amongst pharma corporations in South Africa.

Ranbaxy's portfolio is divided into three segments – Acute, Chronic and OTC. Acute products contribute to the majority of the Company's turnover and include Anti-infectives and Anti-fungals, with the flagship brands being **Cepodem** *(Cefpodoxime Proxetil)*, **Ceroxim** *(Cefuroxime Axetil)* and **Klarithran** *(Clarithromycin)*. In these segments, the Company's market share increased from 16.4% in 2004, to 18.6% in 2005 *(IMS TPM November 2005)*.

In the CNS and CVS areas, our main brands include **Simvotin** *(Simvastatin)*,


EUROPE, CIS, AFRICA & LATIN AMERICA
The Region clocked in US $ 377 Mn sales
In UK, we reinforced our product portfolio in the respiratory segment
In Germany, the business grew at 20% over the previous year, outperforming the market
In France, 12 new molecules were launched, including 2 'Day-1' launches, improving our coverage of the Top 20 molecules
Ranbaxy in Romania became one of the fastest-growing companies
Ranbaxy in South Africa was ranked as the 7th largest generics company

Serlife *(Sertraline),* and **Ran-Citalopram** *(Citalopram).* In this segment, our market share grew from 1.6% in 2004, to 3.9% in 2005.

The OTC portfolio of the Company includes flagship brands, such as **Histak** *(Ranitidine)* and **Laura** *(Loratidine).*

Nigeria

During 2005, Ranbaxy in Nigeria recorded sales of US $ 20 Mn. The star performer was **Gestid** *(Antacid combination)* which was awarded the Best West Africa's 'Antacid' brand. Leading brands, such as **Fortwin** *(Pentazocine),* **Ranferon** *(Iron combination),* **Enhancin** *(Co-Amoxiclav),* **Revital** *(Ginseng combination)* and **Cifran** *(Ciprofloxacin),* all registered encouraging growth. Several new launches added to the portfolio in Nigeria. **Triviro LNS 30** *(Lamivudine + Nevirapine + Stavudine)* and **Coviro LS 30** *(Lamivudine + Stavudine)* were registered with the regulatory agency during the year.

Latin America

The Latin American operations reported sales of US $ 40 Mn.

Brazil

To take greater advantage of the rapidly growing generics market and to improve overall profitability of operations, Ranbaxy in Brazil, restructured its business model. As a strategy, the Company enhanced its thrust on the Top 10 distributors and leading pharmacy chains.

The Company maintained its leadership position as the 5th largest generics company. Three new products were launched during the year. **Fosinopril, Simvastatin, Amoxyclav, Levofloxacin** and **Isotretinoin** were the major selling products during the year.

Mexico

During the year, Ranbaxy made a total of 45 product registrations in Mexico. New pharmacy chains, hospitals and distributors were added to the customer list, preparing for the commercial operations in 2006.

Rest of Latin America

Our operations in other Latin American countries, such as Peru, Central America, Caribbean Islands, Venezuela, Colombia and Ecuador, continued to do well, recording sales of US $ 11 Mn. We also forayed into the Dominican Republic and El Salvador markets during the year.

Global Markets Review



Atul Sobti, *President - Asia, API Sales & Purchasing and GCHC*

Asia

"For the Asia Region, 2005 was a year of consolidation and preparation for sustainable growth in the years to come. We initiated business model changes and enhanced our investments in various countries to progress towards this goal."

Ranbaxy took the first step of expanding its presence in the Asia Region in 1993, with a Joint Venture (JV) in China. Four out of seven countries housing our world-class manufacturing facilities fall in this Region. We have constantly endeavoured to be at the forefront in delivering value to our customers, and have relentlessly widened and deepened our presence with consistent investments in India, China, Malaysia, Japan, Thailand & the Middle East.

Over the years, the Region has aligned itself to the changing business environment, and has laid the foundations for a profitable and sustainable future in becoming a truly successful global pharmaceutical company.

With downward environmental pressures on the bottom line during 2005, a change in the business model, resumption of the Anti-retroviral (ARVs) business and persistent brand-building efforts, became the fulcrum of a sustainable model for the Region. As a result, the business registered sales of US $ 308 Mn and recorded a growth of 12%.

India

Even as the Indian markets faced unprecedented challenges during 2005, Ranbaxy's domestic market share increased to 4.9%. The ethical pharmaceutical business registered sales of US $ 222 Mn, reflecting a growth of 10%, ahead of the market which grew at 8.6% (YTD Dec '05 ORG).

Ranbaxy's performance during the year helped it improve its ranking, which stood at No. 2 for a period of five months during the year (June - Oct'05). India operations' brand building capabilities were demonstrated with eight brands, such as **Sporidex** *(Cephalexin)*, **Cifran** *(Ciprofloxacin)*, **Mox** *(Amoxicillin)*, **Revital** *(Ginseng combination)*, **Zanocin** *(Ofloxacin)*, **Volini** *(Diclofenac)*, **Storvas** *(Atorvastatin)* and **Oframax** *(Ceftriaxone)*, featuring amongst the Top 100 brands of the industry. 20 of our brands featured in the Top 300, as against 14 in the previous year.

The advent of the patent regime in India has unleashed for Ranbaxy a potential business area through Novel Drug Delivery System (NDDS) and product in-licensing agreements. At Ranbaxy, we believe that both these areas have the capacity to enhance stakeholder value. We focused on the chronic disease segment and NDDS-based differentiated products during the year. As a result, contributions to the overall business from these areas stand at 19% and 9%, respectively. Preparing for the future, we consolidated our leadership position in NDDS, with our market share increasing to 9.6%, as against 9.2% in 2004. During the year, we also signed a number of strategic in-licensing deals that augment our ability to launch differentiated products in the Indian market.

The Indian operations scaled up from one business to another, launching many 'Firsts.' Premium molecules in Acute and Chronic therapies, such as **Faronem** *(Faropenem)*, **Riomet Liquid** *(Metformin)*, **Volix** Tablets *(Voglibose)* and **Simvotin EZ** *(Simvastatin + Ezetimibe)*, were launched. Ranbaxy also made an entry in the Respiratory / Asthma market with the launch of Dry Powder Inhalers (DPI) & Metered Dose Inhalers (MDI), thus becoming the first Indian company to launch its entire MDI range, based on Hydro Fluoro Alkane (HFA) propellants. We also introduced **Rheohaler** *(Inhaler)*, an innovative DPI device, which is convenient to use and demonstrates better drug deposition rates vital for Respiratory medication. In the Anti-HIV segment, the Company launched the combipack, **Virolis E** *(Lamivudine + Stavudine + Efavirenz)* and **Virocomb E** *(Lamivudine + Zidovudine + Efavirenz)*, offering the prospect of better compliance to patients. These products were introduced for the first time in the country. In the dermatology segment, **Suncross** lotion was a notable launch and features amongst the Top 30 introductions of the year.

The launch of many other products in Neuro-psychiatry, Gastroenterology and Urology segments, further strengthened our presence.

Focusing on customer relationships, we

launched 'Insucare' – a value added service for diabetic patients that comes with 'Controlled Insulin Logistics' – an innovative delivery mechanism ensuring that the vital Cold Chain is maintained. Continuing our tradition of bringing value to the stakeholders, we enhanced our Knowledge Management and Medico-marketing initiatives, organizing more than 1600 interface programs with the medical fraternity.

Given the demands of the business environment, India operations focused on improving internal operational efficiencies through better management of financial resources and working capital investments to get a better return on sales. Some of the taxation-related changes, such as Value Added Tax and other policy implementation measures, resulted in restrictions on Cox II *(Cyclo-Oxygenase)* products, impacting the performance during the year. However, technology advancements and solutions were introduced to further improve operational efficiencies. These initiatives are expected to enable the Company to scale up its operations with speed, while capturing the future growth opportunities being presented by the market.

China

China performed well in 2005, returning positive earnings during the year with sales growing by 25% to US $ 14.6 Mn. The growth was driven by major brands, such as **Simcor** *(Simvastatin)*, **Tomiron** *(Cefteram Pivoxil)* and **Ceroxim** *(Cefuroxime Axetil)*, with significant volume gains by the flagship brand, **Cifran** *(Ciprofloxacin)*. The year also saw the launch of the first generic injectable product **Imipenem + Cilastatin**.

While price cuts did apply pressures on the bottom line for the fourth consecutive year, a business model change with a focus on hospital sales, enabled us to deepen our reach in China. Our products are now being sold from 2000 hospitals in 375 cities out of 25 provinces.

During the year, investments were made in improving the manufacturing


ASIA
Asia Region registered US $ 308 Mn sales, recording a growth of 12%
Ethical pharma business in India grew by 10%, recording sales of US $ 222 Mn
In India, 20 brands feature amongst the Top 300
China returned positive earnings during the year
Three new China GMP approvals were received during 2005
In Japan, equity stake in the JV Nihon Pharmaceutical Industry Company Ltd. was increased from 10% to 50%
The 1st Ranbaxy product was launched in Japan and gained market leadership in the segment

capabilities; as a result three China GMP approvals were obtained.

Japan

Japan, the 2nd largest Pharma market of the world (US $ 60 Bn), witnessed a distinct buoyancy in its relatively small generic market (~US $ 3.3 Bn), as a result of the regulations and reforms introduced by the Government towards bringing down health costs.

Capturing the opportunity offered by these regulations, Ranbaxy, through its JV, Nihon Pharmaceutical Industry Company Ltd (NPI), launched **Vogseal** *(Voglibose)*, an anti-diabetic product, in Japan. Despite intense market competition, **Vogseal** became the market leader in its segment *(source : IMS health Jul-Dec 2005)*. In an effort to consolidate our relationship with our JV partner, we increased our equity stake in NPI from 10% to 50%. This reflects our commitment to step up our efforts in this market to exploit the emerging generics opportunity.

Key Markets in the Middle East & the Asia Pacific

The Middle East markets contributed US $ 15.8 Mn, reflecting a growth of 25%. during 2005. The Company is recognized as the largest generic pharma in UAE with two of its brands, **Enhancin** *(Co-Amoxiclav)* and **Cifran** *(Ciprofloxacin)*, featuring amongst the Top 50. In Oman, the Company consolidated its leadership position with the launch of **Riconia** *(Fortified micronutrients combination)* and **Roletra** *(Loratadine)* Tablets.

Malaysia

Ranbaxy in Malaysia, continued to perform well. During 2005, the Company recorded sales of US $ 14 Mn, reflecting a growth of 12%. The growth was primarily fueled by the increase in trade sales to General Practitioners and hospital sales. The fastest growing products in the portfolio are **Romesec** *(Omeprazole)* Capsules and **Crixan** *(Clarithromycin)* Tablets, while **Lestric**

(Lovastatin) remained the largest brand for the Company.

The key achievement of the year was the successful launch of products such as **Vercef Distabs** *(Cefaclor)*, **Loxof** *(Levofloxacin)*, **Caslot** *(Carvedilol)* and **Zanocin OD** *(Ofloxacin)*.

Thailand

In line with the rest of the Region, Thailand operations registered 20% growth, at sales of US $ 8 Mn, moving up in the IMS Hospital Rank to No. 31 from No. 35.

In the Anti-infective segment, the 56% growth of **Ranclav** *(Co-Amoxiclav)* was led by the new **Ranclav BID** Suspension, **Ranclav Inj** and **Ranclav** 1g Tablets.

Cascor XL *(Diltiazem XL)*, an NDDS-based Cardiovascular product, made an entry into the most prestigious Medical School Hospitals with sales doubling during the year. **Crixan** *(Clarithromycin)*, a relatively new product, also grew by 37% during the year.

Other Global Businesses

Ranbaxy Global Consumer Healthcare

The Company's global consumer healthcare (GCHC) business which began in India in 2002, now focuses on a product basket of ten brands. While five of these have been switched from prescription to OTC, the other five belong to the herbal range marketed under New Age Herbals brand.

During 2005, the business focused on expanding the choice for customers, as regards remedies for diverse common ailments, such as cough, cold, indigestion, etc.

The lead brand, **Revital** *(Ginseng combination)*, recorded a CAGR at 21.7% (2005 over 2002), as per the ORG-IMS, SSA report. The consumer healthcare business registered sales of US $ 16 Mn during the year.

Moving forward, the Company is focusing on expanding the consumer healthcare business globally. In countries like Russia, Romania, Malaysia, Vietnam, Myanmar and Ukraine, the OTC business has already started and is progressing well.

Global Active Pharmaceutical Ingredients (APIs) Business

The year 2005 was a strong year for the API business, with a growth of 25%, registering sales of US $ 128 Mn. Despite unprecedented price erosions across the industry, the business was able to achieve a growth in margins. We expanded our presence in the regulated markets, particularly USA and European, where business grew by 52%. With the initiation of business with several new customers, our share in the Eastern Europe market has also increased. Significant strides in the custom synthesis area were made in Japan; this is expected to open new doors of opportunity with the innovator companies. Going forward, the business is expected to focus on technology-based products.





(L-R) **Dr. Vijay Batra**, *Head - Generics, NDDS & Drug Development and* **Dr. Pradip K. Bhatnagar**, *Vice President - New Drug Discovery Research*

Innovating for a healthier world

"With the collective efforts of its multidisciplinary dedicated team of over 300 scientists, the Company is currently pursuing 10 research programs."

At Ranbaxy, Research & Development (R&D) is a manifestation of our belief in quality and innovation. The Company is focused on world-class R&D and has built significant expertise in Drug Discovery research, Novel Drug Delivery Systems research, Pharmaceutical research and Chemical & Fermentation research.

We have always demonstrated our commitment to support humanitarian efforts by bringing quality products to the market. Our focus on the Malaria Molecule, RBx 11160, under the Drug Discovery program, bears testimony to this commitment.

New Drug Discovery Research (NDDR)

With the collective efforts of its multidisciplinary dedicated team of over 300 scientists, the Company is currently pursuing 10 research programs. During the year, the Company accelerated its drug discovery programs in the therapeutic areas of Infectious Diseases (Anti-bacterials and Anti-fungals), Urology (Benign Prostatic Hyperplasia and Urinary Incontinence), Metabolic Diseases (Type 2 Diabetes, Hyperlipidemia) and Inflammatory / Respiratory Diseases (Asthma, Chronic Obstructive Pulmonary Disease [COPD] and Rheumatoid Arthritis).

The RBx 11160 molecule, a potential Anti-malarial candidate, is being developed jointly with Geneva-based Medicines for Malaria Venture (MMV). The molecule, a synthetic peroxide, can be produced economically and quickly, and holds great promise for millions of patients afflicted with malaria in the developing countries. Phase II (a) (Proof of Concept) studies on this molecule have been completed. We are now initiating the Phase II (b) (Dose Range Finding) studies in Africa, India and Thailand.

RBx 11160 is a short-acting drug, which needs to be combined with another long-acting drug, to comply with the current World Health Organization (WHO) guidelines for development of new anti-malarial compounds. During the year, our scientists considered several potential partner drugs, and finally identified Piperaquine Phosphate (PQP) as a synergistic partner for RBx 11160. The Company has successfully completed preclinical toxicology and safety pharmacology studies with PQP, and subsequently filed an Investigational New Drug (IND) application with Swiss medic, in December 2005. The Phase I studies on this molecule have been initiated in early 2006, in Switzerland.

Ranbaxy, along with MMV, participated at the 54th annual meeting of the American Society of Tropical Medicine & Hygiene in Washington, in 2005. The preclinical and Phase I study data and the development strategy of RBx 11160 presented at the forum, was well received.



Research... a driving force for the Company

For Urinary Incontinence, Phase I single and multiple rising dose studies with RBx 9841, were successfully completed. The molecule is a potent and selective inhibitor of M3 (muscurinic) receptor. It is also being investigated for other indications such as COPD and Asthma. The Company is exploring suitable collaborative avenues to advance this molecule to Phase II studies and beyond.

During the year, the Company also submitted an IND application with the Drugs Controller General of India, for RBx 10558, a potent candidate for Dyslipidemia. The advantage with this candidate is that there is potentially no myopathy (muscular toxicity) associated with this molecule.

In the area of Infectious Disease, the Company is working on a novel antibiotic to treat Community Acquired Respiratory Tract Infections (CARTI). The molecule has shown promising results in late discovery stages. Additionally, for Respiratory Inflammatory diseases, a potent and selective PDE-IV inhibitor is being profiled as a potential clinical candidate for COPD and Asthma.

Significant progress has been made on the two research programs, that are being pursued with GlaxoSmithKline (GSK).

An alliance with Anna University in India is going well. A large number of medicinal plants are being evaluated as potential sources for novel pharmaceutical agents. The Company also has an ongoing collaborative research project with the National Institute of Pharmaceutical Education & Research (NIPER) in the area of Respiratory disease, and another one with National Chemical Laboratories (NCL) in the area of Infectious Disease.

During the year, the Drug Discovery research team filed 60 patent applications in India.

New R&D Center

To provide the requisite growth momentum to the research activity, a state-of-the-art R&D center, dedicated to New Drug Discovery Research, was commissioned during the year. It was inaugurated by the Hon'ble President of India, Dr. A. P. J. Abdul Kalam. Ranbaxy now houses one of the largest R&D centers in the country.

Novel Drug Delivery System (NDDS)

Ranbaxy made significant progress in its NDDS programs during the year.

The Company launched 4 products in India in the area of Oral Controlled Release Systems, of which 3 were developed in-house and 1 was out-sourced. These were : **Contiflo OD** *(Tamsulosin 0.4 mg + Finasteride 5 mg)* Capsules; **Desval ER** *(Divalproex Sodium 750 mg)* Tablets; **Pioglar MF** *(Pioglitazone 30 mg + Metformin SR 500 mg)* Tablets; **Selzic OD** *(Oxcarbazepine 150 / 300 / 600 mg)* Tablets.

During the year, the Company filed 3 NDDS-based Abbreviated New Drug Applications (ANDAs) with the US FDA and 4 with European regulatory agencies. Currently, a number of oral controlled release products are in the advanced stages of development. The Company is also exploring a range of transdermal and transmucosal delivery systems for future development.

15 patents were filed in the NDDS area in India.

R&D

Phase II (a) (Proof of Concept) studies for RBx 11160, being developed jointly with Geneva-based Medicines for Malaria Venture (MMV), were completed

185 patent applications were filed during the year

49 new products and line extensions were introduced in India

Working towards the future vision, the Company stepped up its filings in international markets

Pharmaceutical Research

During the year, apart from 4 NDDS products, the Company introduced 49 new products and line extensions in India, through Pharma Research capabilities. While 34 of these were developed in-house, 15 products were out-sourced. This also included a number of niche products comprising Metered Dose and Dry Powder Inhalers for this market. As opposed to conventional CFC (Chloro Fluoro Carbon propellant) based inhalers, these are considered to be environment-friendly.

During the year 36 ANDAs were filed with the US FDA, including 10 under the US President's Emergency Plan For AIDS Relief (PEPFAR) program.

The Company received approvals for 19 ANDAs, including 3 under PEPFAR. Today, our cumulative ANDA applications total at 183, with 114 approvals obtained and 69 pending approval with the US FDA.

Table R1

International Regulatory Filings and Approvals – Dosage Forms

Key Countries	Jan - Dec 2005	
	Approvals^	Filings*
USA	19**	36**
European Union		
- National	24^^	52***
- Mutual Recognition Procedure	47^^^	51****
BRICS		
- Brazil	07	16
- Russia (incl. Ukraine Belt)	12	41
- India	25	28
- China	03	05
- South Africa	09	20
Rest of the world	234	472
Total	**380**	**721**

^ includes 19 approvals for 4 out-sourced products

^^ 24 national approvals for 24 products in 7 Reference Member States (incl. 1 OTC product)

^^^ 47 MRP licenses for 6 products in 23 Concerned Member States (incl. 17 MRP licenses for 2 outsourced products)

* does not include out-sourced products and tender documents; includes fresh / new filings only; includes OTC and ARV products

** includes 10 ANDAs filed under PEPFAR and 3 ANDAs approved under PEPFAR

*** Filings for 46 products in 7 Reference Member States (incl. 1 OTC product and 1 DCP fling for 1 product)

**** Filings for 6 products in 24 Concerned Member States under MRP

The Company also made 52 National Filings for 46 products in 7 European Union (EU) Reference Member States and 51 Mutual Recognition Procedure applications for 6 products in 24 EU Concerned Member States *(see Table R1 on page 19)*.

In emerging markets, comprising the BRICS (Brazil, Russia, India, China, South Africa) countries, a total of 110 filings were made.

During the year, the pharmaceutical research team filed 35 patents in India.

Table R2

International DMF Filings* and Approvals (Jan - Dec 2005)

Key Countries	Approvals	Filings
USA	06	13
Europe	108**	80
Brazil	01	02
Russia (incl. Ukraine Belt)	04	09
China	03	01
South Africa	01	06
Rest of the World	08	20
Total	**131**	**131**

* does not include re-registration and outsourced products

** includes approvals for 4 APIs under MRP

DMF: Drug Master File

Chemical and Fermentation Research (Active Pharmaceutical Ingredients)

The Company continued with its focus on the development of Chemical and Biological (fermentation-based) processes for high-value Active Pharmaceutical Ingredients (APIs). The emphasis is on developing novel, patentable, safe and environment-friendly processes for the production of high quality APIs.

During the year, scale-up / pilot plant studies were completed for 13 APIs. The Company also commercialized technologies for 6 other APIs, and filed 131 Drug Master Files, comprising 37 APIs in various countries *(see Table R2)*.

During the year, the Chemical and Fermentation Research teams filed 68 patents in India.

Herbal Drugs Research

The Company continued with its focus on developing safe and effective herbal drugs that comply to international quality standards. Substantial emphasis is placed on product differentiation through scientific processes, with respect to the standardization of botanical actives, minimum ingredients, batch-to-batch consistency and optimum dose. This is reflected in the fact that the Company contributed significantly in developing the quality standards of 10 medicinal plants, which have been included in the 2005 addendum of the Indian Pharmacopoeia.

During the year, the Company launched 2 products in the international market **Leav** (a natural sweetener) in Malaysia and **Revital Appetit** (appetite enhancer for kids) in Romania. The Company also filed 2 other products in Russia, Ukraine and Malaysia. The Company has several niche products under the over-the-counter (OTC) category, which are currently under different phases of development.

Work is also under progress for isolation and characterization of biologically active compounds (either as New Chemical Entities (NCEs) or potential lead compounds), to substantiate the Company's Drug Discovery program.

INTELLECTUAL PROPERTY GENERATED

Patent Applications* Filed (Jan-Dec 2005)

Area	India	PCT	US	Total
APIs	68	-	-	**68**
- Synthetic	65	-	-	65
- Fermentation	03	-	-	03
Dosage Forms	35	-	-	**35**
Herbal	04	-	-	**04**
NDDS	15	-	-	**15**
NDDR	60	-	-	**60**
Packaging	02	-	-	**02**
Analytical Development	01	-	-	**01**
Total	185	-	-	**185**

* These are first time (fresh) filings; not international or national filings of earlier applications filed in India

Accepted / Granted Patents (Jan-Dec 2005)**

Area	India	US	Total
APIs	**05**	**02**	**07**
- Synthetic	05	01	06
-Fermentation	-	01	01
Dosage Forms	**02**	**01**	**03**
NDDS	-	**01**	**01**
NDDR	-	**01**	**01**
Total	**07**	**05**	**12**

**These are unique patents – meaning any equivalent patents granted in other countries have not been counted


RANBAXY

The New Drug Discovery Research Center, inaugurated by the President of India, in 2005

Led by a vision... towards a healthier tomorrow...



Ram S. Ramasundar, *President & CFO*

Investing for the future

"We continued with our strategy to grow and invest in key markets, augment our manufacturing capacities and research & development capabilities, involving substantial financial investments in 2005."

Dear Shareholders,

Global sales for the year were US $ 1178 Mn, at the same level as the prior year. Many of our key markets, notably China, CIS, Germany, India and South Africa, recorded good growth rates over the previous year, whereas in the US our sales were lower by 25% at US $ 328 Mn. This decline in sales in the US was caused primarily by steep erosion in prices due to increasing competitive pressures, which were felt across the entire generics industry. The lower sales in the US, along with the increase in research & development and litigation-related expenditure, significantly impacted the profitability of the Company. Consequently, the overall consolidated Profit after Tax and Minority Interest was lower at Rs. 2,617 Mn.

A number of key initiatives were initiated and progressed during the year. We embarked upon a Company-wide program on cost optimization across the entire value chain, which is expected to improve our cost competitiveness in the foreseeable future. At the same time, we continued with our strategy to grow and invest in key markets, augment our manufacturing capacities and research & development capabilities, involving substantial financial investments in 2005. These measures are expected to strengthen our competitive position and market standing, as well as meet our medium term business requirements.

Two important projects to enhance the control environment and establish an effective business risk management mechanism were initiated during the year.

Key Parameters Consolidated

Particulars	Unit of Measure	2005	2004	2003	2002
PBIDA to Sales	%	7.2	20.4	24.8	23.7
PAT to Sales	%	5.0	13.1	16.8	17.4
ROCE	%	6.1	28.4	39.5	39.8
RONW	%	10.4	28.9	36.9	38.2
Earning per share (Fully diluted)	Rs.	6.85	18.74	19.58	14.99
Book Value per share	Rs.	65.69	69.72	60.65	50.31 @
Debt Equity Ratio	Times	0.82	0.33	0.26	0.21
Inventories	No. of Sale Days	98	82	75	80
Receivables	No. of Sale Days	80	65	62	72
Dividend	Rs. Millions	3166.7	3162.6	3156.3	2434
Tax on Dividend	Rs. Millions	447.8	440.4	404.4	237.6

PBIDA - Profit before Interest, Depreciation and Amortization
PAT - Profit after Tax
ROCE - Return on Capital Employed
RONW - Return on Net Worth
@ Post issue of Bonus Shares in the ratio of 3 for 5 in October 2002
Earning per share & book value per share has been adjusted to consider the impact of stock split

These projects focused on identification of key risks, their mitigation plans and establishing a comprehensive information security management system for the Company.

In order to focus on the core pharmaceutical business, the portfolio of Allied Businesses consisting of Animal Healthcare, Fine Chemicals and Diagnostics, was divested towards the end of 2005.

In the wake of the consolidation initiatives happening across the generics industry landscape, your Company also actively pursued merger and acquisition opportunities as a growth strategy, and evaluated a number of potential targets during 2005. In Japan, we acquired an additional 40% stake in Nihon Pharmaceutical Industry Co. Ltd., which has now become a 50:50 Joint Venture. In March 2006 we concluded an agreement to acquire 96.7% stake in Terapia, the largest independent generics company in Romania for a net consideration of US $ 324 Mn. We also acquired Ethimed, a generic company in Belgium, and the generics portfolio of GlaxoSmithKline in Italy. In order to fund the acquisitions and other capital expenditure requirements, an amount of US $ 440 Mn was raised in March 2006, through issuance of Zero Coupon Foreign Currency Convertible Bonds.

In summary, we believe that the cost reduction initiatives and planned new product launches, combined with the increased focus on inorganic growth opportunities, will help to strengthen the financial performance of your Company in 2006, and beyond.

Ram S. Ramasundar
President & CFO
April 24, 2006



Showing the way

"Ranbaxy has always believed in a 'sound' Code of Corporate Governance, as a tool for highest standards of management and business integrity..."

1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

In order to ensure sustainable returns to all stakeholders of the business, it is imperative, especially for large organizations, to adopt and follow certain policies, procedures and processes, which together constitute a "Code of Corporate Governance." It is important that such a Code is institutionalized, to ensure transparency, consistency and uniformity of decision making processes and actions. Ranbaxy has always believed in such a "Sound" Code of Corporate Governance, as a tool for highest standards of management and business integrity and as a result started implementing a series of voluntary initiatives as early as 1999.

Some of these measures included :

- Composition of the Board of Directors (eg. Majority Independent Directors).
- Constitution of various Board Committees for oversight and guidance concerning key decisions and soundness of decision making processes connected with the functioning of the Company.
- Timely dissemination of information to shareholders.
- Code of Conduct.

2. BOARD OF DIRECTORS

Composition as on December 31, 2005

The Board comprises fourteen Directors, including the Non-Executive Independent Chairman and three Executive Directors.

Name of the Director	Category	No. of Directorships held in other Companies @	No. of Board Committee Memberships held in other Companies
Mr. Tejendra Khanna, Chairman	Non-Executive-Independent	3	3
Mr. J. W. Balani	-do-	–	–
Mr. Vivek Bharat Ram	- do -	3	1
Mr. Gurcharan Das	-do-	5	–
Dr. P. S. Joshi	- do -	1	
Mr. Nimesh N. Kampani	- do -	7	6
Mr. Vivek Mehra	- do -	–	–
Mr. Surendra Daulet-Singh	-do-	1	1
Mr. Ravi Mehrotra *	-do-	–	–
Mr. V. K. Kaul **	Non-Executive & Non-Independent	14	7
Mr. Harpal Singh***	- do -	8	1
Dr. Brian W. Tempest	Executive	–	–
Mr. Malvinder Mohan Singh	Executive (Promoter)	10	7
Mr. Ramesh L. Adige ****	Executive	1	–

* Appointed on July 28, 2005.

** Up to December 31, 2003, was a Whole-time Director of the Company.

*** Related to promoters.

**** Appointed on January 18, 2005.

@ Excludes private, foreign and companies registered under section 25 of the Companies Act, 1956.

Subsequent Changes in the Board

1. Mr. J. W. Balani resigned on January 18, 2006, and in the casual vacancy so caused, Mr. Shivinder Mohan Singh was appointed as a Director of the Company, effective January 18, 2006.
2. Dr. Brian W. Tempest was appointed as Chief Mentor and Executive Vice Chairman, effective January 18, 2006.
3. Mr. Malvinder Mohan Singh was appointed as Chief Executive Officer and Managing Director, effective January 18, 2006.

3. BOARD MEETINGS

Dates of Board meetings are fixed in advance and agenda papers are circulated to Directors seven days before the meeting.

Meetings and Attendance

During the year 2005, **six** Board Meetings were held : January 18, April 28, June 30, July 28, September 9 and October 21.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)

Name of the Director	No. of Board Meetings attended	Whether Attended the AGM held on June 30, 2005
Mr. Tejendra Khanna, Chairman	6	Yes
Mr. J. W. Balani	–	–
Mr. Vivek Bharat Ram	6	Yes
Mr. Gurcharan Das	3	–
Dr. P. S. Joshi	6	Yes
Mr. Nimesh N. Kampani	3	Yes
Mr. V. K. Kaul	5	Yes
Mr. Vivek Mehra	6	Yes
Mr. Harpal Singh	6	Yes
Mr. Ravi Mehrotra	1	Yes
Mr. Surendra Daulet-Singh	3	–
Dr. Brian W. Tempest	6	Yes
Mr. Malvinder Mohan Singh	6	Yes
Mr. Ramesh L. Adige	5	Yes

4. COMMITTEES OF THE BOARD

(i) Audit Committee

The Audit Committee has been constituted as per Section 292 A of the Companies Act, 1956, and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include:

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.
- Approving internal audit plans and reviewing efficacy of the function.
- Discussion and review of periodic audit reports, and
- Discussions with external auditors about the scope of audit including the observations of the auditors.

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2005, **four** meetings of the Audit Committee were held: January 18, April 28, July 28, and October 21.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	4
Mr. Vivek Bharat Ram *	3
Mr. Vivek Mehra	4
Mr. Harpal Singh	4
Mr. Surendra Daulet-Singh *	2
Mr. Nimesh N. Kampani **	-
Mr. V. K. Kaul **	-
Mr. Ravi Mehrotra **	1
Permanent Invitees	
Dr. Brian W. Tempest	4
Mr. Malvinder Mohan Singh	4

* Resigned as a member of the Committee w.e.f. July 28, 2005.

** Co-opted as a member of the Committee w.e.f. July 28, 2005.

Members of the Audit Committee have requisite financial and management expertise and have held or hold senior positions in other reputed organizations.

The Statutory Auditors, Internal Auditor and the Chief Financial Officer are invited to attend and participate at meetings of the Committee.

The Company Secretary acts as the Secretary to the Committee.

(ii) Management Committee

Terms of Reference of the Management Committee include:

- Review and approval of business strategies and policies, merger and acquisition proposals, medium term plans and annual budgets.
- Review operating performance for the global organization.
- Approval of processes and practices relating to human resources, succession planning for senior management personnel.
- Review policies, processes and systems on Environment, Safety and Ecology.

Minutes of meetings of the Management Committee are circulated to members of the Committee and the Board is kept apprised.

Composition and Attendance

During the year 2005, **six** meetings of the Management Committee were held: January 17, April 27, July 27, September 15, October 20 and December 21.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	6
Mr. Vivek Bharat Ram	5
Mr. Nimesh N.Kampani	2@
Mr. Harpal Singh	6
Mr. Surendra Daulet-Singh	4
Mr. Gurcharan Das *	1
Permanent Invitees	
Dr. Brian W. Tempest	4
Mr. Malvinder Mohan Singh	5

* Co-opted as a member of the Committee w.e.f. July 28, 2005.

@ In addition, at the meeting held on October 20, participated through video conferencing.

(iii) Compensation Committee

Terms of Reference of the Compensation Committee include :

- Administration and superintendence of Employee Stock Option Scheme (ESOS).
- Formulation of the detailed terms and conditions of the ESOS.
- Grant of stock options.
- Recommendation for fixation and periodic revision of compensation of the Managing Director and Executive Directors to the Board for approval and
- Review and approve compensation policy (including performance bonus, incentives, perquisites and benefits) for senior management personnel (VPs and above).

Composition and Attendance

During the year 2005, **two** meetings of the Compensation Committee were held : January 17 and April 27.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	2
Mr. Vivek Bharat Ram	2
Mr. Nimesh N.Kampani	1
Mr. Harpal Singh	2
Mr. Surendra Daulet-Singh	2
Mr. V. K. Kaul *	-
Permanent Invitees	
Dr. Brian W. Tempest	2
Mr. Malvinder Mohan Singh	2

* Co-opted as a member of the Committee w.e.f. July 28, 2005.

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria :

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers, and
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board, based on recommendations of the Compensation Committee as per the remuneration policy of the Company, within the ceilings fixed by the shareholders. Remuneration of the Executive Directors for the year ended December 31, 2005, was as follows.

Executive Directors

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits*	Stock Options** (granted on 17.1.2005)	Post Split No. of options	Service Tenure	Contract Notice Period
	Rs. Lacs							
Dr. Brian W. Tempest	226.20	52.34	72.30	21.29	40,000	80,000	up to 31.12.07	12 months
Mr. Malvinder Mohan Singh	210.01	31.40	4.76	16.20	–	–	up to 31.12.08	12 months
Mr. Ramesh L. Adige	52.71	15.00	0.57	2.46	3,000	6000	up to 17.01.10 subject to super annuation policy of the Company.	12 months

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis).

** Each vested option is exercisable into one fully paid-up Equity Share against payment of Rs. 1077 per share of Rs. 10 each. (Post Split Rs. 538.50 per share of Rs. 5 each) Market price of the share on January 14, 2005 was Rs. 1068.65 per share; hence stock options were not at a discount. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees' Stock Option Scheme of the Company.

Remuneration to Non-Executive Directors

Remuneration to Non-Executive Directors comprises commission and sitting fees.

Commission is paid on the basis of :

A. Membership of the Board and

b. The number of Committees of the Board that they serve as members.

Non-Executive Directors

Name of the Director	Commission (Rs. Lacs)	Sitting Fees (Rs. Lacs)
Mr. Tejendra Khanna	10.50	4.60
Mr. J. W. Balani	2.50	–
Mr. Vivek Bharat Ram	8.50	4.15
Mr. Gurcharan Das	4.50	1.00
Dr. P. S. Joshi	4.50	2.20
Mr. Nimesh N. Kampani	7.50	1.40
Mr. V. K. Kaul	5.50	2.60
Mr. Vivek Mehra	4.50	2.00
Mr. Harpal Singh	8.50	3.60
Mr. Surendra Daulet-Singh	7.50	2.20
Mr. Ravi Mehrotra	2.25	–

Details of Shareholding of Directors as on December 31, 2005

Name of the Member	No. of Shares held
Mr. Tejendra Khanna	1200
Mr. J. W. Balani	–
Mr. Vivek Bharat Ram	–
Mr. Gurcharan Das	–
Dr. P. S. Joshi	–
Mr. Nimesh N. Kampani	–
Mr. V. K. Kaul	52200
Mr. Vivek Mehra	–
Mr. Harpal Singh	–
Mr. Surendra Daulet-Singh	9348
Mr. Ravi Mehrotra	–

(iv) Science Committee

Terms of Reference of Science Committee include :

- Approval of focus areas of research, especially New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS), R&D organizational structure and policies for the research and development function of the Company; and
- Monitoring progress of NDDR and NDDS programs and laying down a policy framework for collaborative R&D programs.

Composition and Attendance

During the year 2005, **two** meetings of the Science Committee were held : July 29 and October 19.

Name of the Member	No. of Meetings attended
Dr. P. S. Joshi, Chairman	2
Mr. Tejendra Khanna	2
Dr. Brian W. Tempest	2
Mr. Vivek Bharat Ram *	2
Mr. Gurcharan Das *	1
Mr. V. K. Kaul *	2
Permanent Invitees	
Dr. Nityanand	2
Mr. Malvinder Mohan Singh	2

* Co-opted as a member of the Committee w.e.f. July 28, 2005.

(v) Shareholders'/Investors' Grievance and Share Transfer Committee

Composition and Attendance

During the year 2005, **eight** meetings of the Committee were held: February 7, March 21, April 15, May 16, July 13, August 1, September 23 and November 23.

Name of the Member	No. of Meetings attended
Mr. Tejendra Khanna Chairman	8
Mr. Vivek Bharat Ram	7
Mr. V. K. Kaul	8

The Company addresses all complaints, suggestions and grievances expeditiously and replies have been sent / issues resolved usually within 15 days, except in case of dispute over facts or other legal constraints.

The Company received 78 shareholders' complaints from Stock Exchanges / SEBI / Department of Company Affairs / Registrar of Companies which, inter-alia, include non-receipt of dividend, annual report, Bonus shares, etc. The complaints were duly attended to and the Company has furnished necessary documents / information to the shareholders.

The Shareholders' / Investors' Grievance and Share Transfer Committee reviews the complaints and action taken.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S. K. Patawari, Company Secretary is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

Details of the General Meetings held in the last three years :

Year	Date	Day	Time	Venue
I. Annual General Meeting				
2003	25-6-2003	Wednesday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research Sector 67, S.A.S. Nagar, Punjab
2004	25-6-2004	Friday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research Sector 67, S.A.S. Nagar, Punjab
2005	30-6-2005	Thursday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research Sector 67, S.A.S. Nagar, Punjab
II. Extra-Ordinary General Meeting				
2005	21-10-2005	Friday	9.30 A.M.	Fortis Heart Institute Sector 62, Phase-VIII, S.A.S. Nagar, Mohali-160062 (Punjab)

Postal Ballot

Postal Ballot was conducted for seeking approval of the shareholders, under Section 293(1)(a) of the Companies Act, 1956 for sale / divestment of the Allied Businesses portfolio of the Company consisting of (i) Ranbaxy Fine Chemicals Ltd. (a wholly-owned subsidiary); (ii) Animal Health Care Business; and (iii) Diagnostics Business.

Mr. Sooraj Kapoor, a Practicing Company Secretary (Retired Registrar of Companies, NCT of Delhi & Haryana), was appointed as Scrutinizer for conducting the postal ballot process. The details of the voting pattern are as under :

Particulars	No. of Valid Ballots Received	No. of votes cast	% of total valid votes cast
In favour of the Resolution	5326	160,559,936	99.94
Against the Resolution	115	88,395	0.06
Total	**5441**	**160,648,331**	**100.00**

Number of Invalid Ballots (unsigned / unticked / ticked both the columns) were 234.

The Resolution was approved by the overwhelming majority of the shareholders.

6. CODE OF CONDUCT

The Code of Conduct for the Directors and the Employees of the Company has been laid down by the Board and the same is posted on the website of the Company.

7. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives etc., that may have any potential conflict with the interests of the Company.

B. Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities on matters related to capital markets.

8. MEANS OF COMMUNICATION

(a) The Company regularly intimates unaudited, as well as audited, financial results to the Stock Exchanges immediately after these are taken on record by the Board. These financial results are normally published in the Business Standard / Financial Express, the Tribune (Punjabi Edition) and are displayed on the website of the Company www.ranbaxy.com and simultaneously posted on the Electronic Data Information Filing and Retrieval website, namely www.sebiedifar.nic.in. The website is also accessible through a hyperlink 'EDIFAR' from SEBI's official website, www.sebi.gov.in.

The official news releases and the presentations made to the investors / analysts are also displayed on the Company's website.

(b) The Management Discussion and Analysis Report forms part of the Report of the Directors.

9. SHAREHOLDER INFORMATION

Annual General Meeting

Date : June 28, 2006

Time : 11.00 A.M.

Venue : The National Institute of Pharmaceutical Education and Research (NIPER) Sector-67, S.A.S. Nagar, Mohali - 160 062 (Punjab).

No Special resolution is proposed to be passed by Postal ballot at the aforesaid Annual General Meeting.

Financial Calendar

Adoption of Quarterly Results for the quarter ending	3rd / 4th week of
June 30, 2006	July 2006
September 30, 2006	October 2006
December 31, 2006	January 2007
March 31, 2007	April 2007

Book Closure Dates

June 17, 2006 to June 28, 2006 (both days inclusive)

Dividend Payment Date

on or before July 10, 2006.

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company as on December 31, 2005, were listed on the Stock Exchanges at Mumbai and National Stock Exchange. Global Depository Shares are listed on the Stock Exchange at Luxembourg. The Company confirms that it has paid annual listing fees due to the Stock Exchanges for the year 2005-2006.

STOCK CODE

1. The National Stock Exchange of India Ltd. - Ranbaxy
2. Bombay Stock Exchange Ltd. - 359 (Physical) 500359 (Demat)

REGISTRAR AND TRANSFER AGENTS

M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 are the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon 122 001 (Haryana), Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055, (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi 110019, Tel No. 91-11-26452666; email: secretarial@ranbaxy.com.

Market Price Data (Rs.)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2005	632.50	484.25	634.00	484.00
February 2005	544.95	498.00	544.50	495.25
March 2005	549.95	496.00	551.00	496.25
April 2005	513.75	437.50	515.00	435.13
May 2005	573.90	446.10	559.50	445.25
June 2005	566.50	517.00	567.50	505.55
July 2005	548.25	456.60	548.45	450.50
August 2005	550.00	472.00	550.00	445.00
September 2005	558.80	479.00	557.95	478.20
October 2005	530.90	340.05	535.00	339.05
November 2005	408.30	345.50	408.55	345.30
December 2005	405.00	353.15	453.65	340.00

Post-split adjusted price

Stock Price Performance - Ranbaxy Vs BSE Sensex Year 2005



700
600
500
400
300
10000
9000
8000
7000
6000
5000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Ranbaxy Share Price
BSE Sensex

Note : Based on daily closing data of Ranbaxy (Rs. Per share) and the BSE Sensex (Pts.)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors, with appropriate individual limits. The delegated Director(s) attend(s) to the share transfer formalities at least once in a fortnight. The shares for transfers received in physical form are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. The share certificates duly endorsed are returned immediately to shareholders. Confirmation in respect of the requests for dematerialisation of shares is sent to the respective depositories i.e. NSDL and CDSL expeditiously.

DEMATERIALISATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both NSDL and CDSL. As on December 31, 2005, 356,404,900 Equity Shares of the Company, forming 95.69% of the Share Capital of the Company, stand dematerialised.

International Securities Identification Number - INE015A01028 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2005

Category	No. of Shares held	Percentage of Shareholding (%)
Promoters	133286388	35.79
Mutual Funds & UTI	4355816	1.17
Banks, Financial Institutions, Insurance Companies	50160678	13.47
FIIs	72216182	19.39
Private Corporate Bodies	5780485	1.55
Indian Public	70345720	18.89
Foreign Nationals	11052	0.00
NRIs / OCBs	7079350	1.90
GDRs	29206519	7.84
Grand Total	**372442190**	**100.00**

Distribution of Shareholding as on December 31, 2005

From To	No. of Shareholders		No. of Shares	
	Number	% Total	Number	% Total
1 - 50	79388	45.57	2178695	0.59
51 - 100	30443	17.48	2655618	0.71
101 - 200	19728	11.33	3207373	0.86
201 - 300	7393	4.24	1929193	0.52
301 - 400	7128	4.09	2500119	0.67
401 - 500	3999	2.30	1877547	0.50
501 - 600	3050	1.75	1709041	0.46
601 - 700	2553	1.47	1663881	0.45
701 - 800	1770	1.02	1354564	0.36
801 - 900	1224	0.70	1050952	0.28
901 - 1000	2138	1.23	2083132	0.56
1001 - 2000	7603	4.36	11043406	2.97
2001 - 3000	2976	1.71	7340674	1.97
3001 - 4000	1549	0.89	5329634	1.43
4001 - 5000	798	0.46	3613725	0.97
5001 & above	2442	1.40	322904636	86.70
Total	**174182**	**100.00**	**372442190**	**100.00**

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2005. - 6,704,838 *

Out of which 9518 Stock Options exercised are pending allotment.

* Options granted up to October 3, 2002, are entitled for additional shares (518,858 shares) on a proportionate basis, in view of issue of bonus shares by the Company in the ratio of 3 for 5 in October 2002.

As on December 31, 2005, there are no outstanding warrants or any convertible instruments.

Plant Locations of the Company

1. A-8, A-9, A-10 & A-11, Industrial Area, Phase - III, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)
2. Village Toansa, P.O. Railmajra Distt. Nawansahar (Punjab), Pin - 144 533
3. Industrial Area 3 A. B. Road, Dewas - 450 001 Madhya Pradesh
4. Village & PO Ganguwala Teh. Paonta Sahib - 173 025, Distt. Sirmour (H.P.)
5. E-47/9, Okhla Industrial Area Phase-II, Okhla, New Delhi-110 020
6. E-2 & E-3, MIDC, Jejuri, Distt. Pune - 412 303
7. Plot No. B-2 Madkaim Industrial Estate, Ponda, Goa

Address for Correspondence

Shareholders are requested to contact Mr. S. K. Patawari Company Secretary Ranbaxy Laboratories Ltd. Plot No. 90, Sector 32 Gurgaon - 122 001 Haryana Tel. : 91-124-4135000. Fax : 91-124-4106490 Email: secretarial@ranbaxy.com

NON-MANDATORY REQUIREMENTS

1. Chairman's Office

The Company maintains the Office of the Chairman at its Corporate Office at Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana) and also reimburses the expenses incurred in performance of his duties.

2. Remuneration Committee

The Company has constituted Compensation Committee. Terms of Reference of the Committee have been described at 4(iii) hereinabove.

3. Shareholders Rights

The quarterly financial results are published in the newspapers as mentioned under the heading "Means of Communication" at Sl. No. 8 herein above and also displayed on the website of the Company. The results are not separately circulated to the shareholders.

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreements

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2005, as stipulated in clause 49 of the listing agreement of the Company with the stock exchange.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period exceeding one month, except where disputed or sub-judice, as per the records maintained by the Shareholders' / Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company, nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Gurgaon
April 19, 2006



Ramesh L Adige, *Whole-time Director – Corporate Affairs & Global Corporate Communications*

Making a visible difference

"A strong element of CSR is embedded into the value systems at Ranbaxy. We implement best EHS practices to ensure a safe and environment-friendly work place. We are committed to make a sustainable difference to the society we serve."

Corporate Social Responsibility (CSR) at Ranbaxy portrays the deep symbiotic relationship that the Company enjoys with the communities it is engaged with. As a responsible corporate citizen, we take charge of our social and environmental footprint.

It is our continued commitment to contribute towards improving the quality of life of not only our employees and their families, but also the local community and society we operate in. In the late 1970s, we started providing organized community healthcare services through our first mobile healthcare van for the under-served rural population. Today, our medical teams reach out to a population of over 200,000 people in the villages of Northern and Central India.

Ranbaxy is firmly committed to managing its operations around the world with utmost responsibility, protecting the environment and safeguarding the health of its stakeholders. Our Environment, Health and Safety (EHS) policy provides the underlying principle for the implementation of the best EHS practice at all our sites around the world.

Increased Outreach

Through the Ranbaxy Community Healthcare Society (RCHS), we deliver comprehensive healthcare to the underprivileged sections of society who have little or no access to basic medical facilities. Our team of 34 medical professionals with a fleet of 7 well equipped mobile clinics, accords high priority to serious medical issues of Maternal Child Health, Family Planning and Reproductive Health. Education & Awareness on AIDS and other health aspects, also find priority with the group.

Our Community Healthcare Program based on the integrated approach of community participation and direct intervention, has achieved remarkable success in building self-sustaining partnerships and relationships. Today, we reach out to people in over 95 villages across Mohali, Toansa, Beas, Paonta Sahib, Gurgaon and Dewas, in India.

During 2005, the Community Healthcare Program was extended to include 18 additional villages. The new areas comprise nearly 7,000 families and a population close to 30,000. During the year, the health status of the population in these intensive intervention areas was monitored on a house-to-house basis. In addition, with the help of trained community resources we continue to provide supportive healthcare services to the areas previously covered by RCHS (old service areas).

Impact of Services

The graphs indicate that we were able to achieve a significant improvement in the health indicators being monitored in the Twilight Areas (Graph A), while signs of improvement are just becoming evident in the Intensive Areas (Graph B).

Health Indicators Twilight Areas Graph A


50
40
30
20
10
0
44.5
43.4
33.8
25.9
29.2
32.1
19.6
23
21.1
18.4
17.8
18
17.5
17.3
4.5
6.4
2.6
2.7
2.6
0.8
1.8
1
1998
1999
2000
2001
2002
2003
0004
2005
IMR/ 1000 Live births
Birth Rate/ 1000 Pop.
MMR/ 1000 Live

Health Indicators Intensive Areas Graph B


100
90
80
70
60
50
40
30
20
10
0
percentage
Base Line (1998)
2004
2005
year
Completely Immunised
Vitamin A Prophylaxis (1st dose)
Couple Protection Rate (CPR)
Tetanus Toxoid Delivered Cases
Malnutrition (0-1

Community Welfare Program

Being a responsible and concerned corporate citizen, Ranbaxy also undertakes other welfare activities in and



Doctors attending to patients in one of the villages

around its plants in Mohali, Toansa, Paonta Sahib, Dewas and Gurgaon in India. We work to improve the quality of life of the population in these areas by providing safe drinking water, developing parks & community centers, improving sanitation, planting trees, holding health camps and donating medicines apart from other beneficial activities.

To enhance the productivity of the government schools, support for infrastructure maintenance, First Aid kits, study materials, etc., are provided on a regular basis. In line with our philosophy of encouraging meritocracy, we offer scholarships in many primary schools to meritorious children.

During the year, a drinking water project at Kedarpur Village, Paonta Sahib, was successfully completed. Additionally, the construction of a kitchen for mid-day meals at a primary school in the area, is currently underway.

The Company has also donated medicines for a cancer detection camp and has refurbished and reactivated the Incinerator at the local Civil Hospital, so that hospital waste can be safely disposed. Ranbaxy has also started an ambulance service for the villagers, in collaboration with the Red Cross Society.

As a mark of its contribution to the elderly, Ranbaxy is developing a 1500 square meter park for senior citizens, at Paonta Sahib.

Humanitarian Support

Whenever the world is faced with a natural calamity, Ranbaxy has risen to the occasion as a conscientious company. We provided both life-saving medicines, as well as monetary support to the recent earthquake victims in Kashmir in India, and also for the victims of the Katrina Hurricane in the US. Ranbaxy has gained appreciation for having created new jobs and for having contributed significantly towards the economic development of the State of New Jersey, USA. It was conferred with the New Jersey Business & Industry Association Award for Excellence in the Enterprise category, in 2005.

Research on Neglected Diseases

As a leading pharmaceutical organization from the developing world, Ranbaxy has taken a conscious decision to pool its resources to fight the neglected diseases of the developing nations. Our path-breaking research in collaboration with Medicines for Malaria Venture (MMV), Geneva, on an anti-malarial molecule, RBx 11160, which can be produced economically, is progressing well. This exemplifies our commitment to provide quality medicines at affordable prices to susceptible populations around the world that need them the most.

The AIDS epidemic today is unparalleled in the challenges it poses to the world and it is clearly an issue that no one can address alone. Ranbaxy is contributing its might to the cause. As a conscientious research-based pharmaceutical company, it has successfully introduced high quality Bio-equivalent, single-dose and fixed-dose generic Anti-retrovirals (ARVs) for HIV / AIDS patients at affordable prices. Ranbaxy today offers the most comprehensive portfolio of ARV medicines for the afflicted.

Promoting Excellence in Science

Committed to recognizing and furthering excellence, the Company instituted the Ranbaxy Science Foundation to encourage and reward scientists for excellence in the field of Medical and Pharmaceutical research. Four Ranbaxy Research Awards, that carry a citation, a trophy and a cash prize of Rs. 100,000 each, are given every year to deserving scientists, in recognition of their contributions. To date, 90 scientists have received this award from Ranbaxy.

Ranbaxy is committed to enabling and empowering people to live a healthier and a more fulfilling life. At Ranbaxy, Corporate Social Responsibility is not an obligation but a genuine expression of concern and goodwill towards society. It is very much an integral part of how we conduct our business. Even as we grow in size and complexity, we will be driven by our values and we pledge ourselves to conducting our affairs most responsibly, in fulfilling the needs of our stakeholders.

Environment, Health & Safety

In line with our value statement, 'Managing our operations with a high concern for safety and environment' and to 'Be a responsible corporate citizen,' Environment, Health & Safety (EHS) excellence has been extensively promoted as a corporate culture within Ranbaxy. We have developed a structured approach to assess EHS hazards associated with the research, development and manufacture of our products. It is our endeavour therefore, to ensure that the workplace is safe and the environment is protected at all times.

Doing the 'right things right' ensures that the environment, including the natural resources are well protected and the industry adopts a model of sustainable development. On the road to EHS excellence, Ranbaxy has adopted a top-down approach and has embraced the principles and codes of best EHS practices in its redefined world-class EHS Management System, successfully rolled out during the year.

EHS Management System

Ranbaxy aims to lead, not only in terms of innovation and quality, but also in the areas of safety and environment

CSR

In pursuing the clarion call of 'Health for All,' RCHS extended the healthcare benefit to an additional 18 villages during 2005

Ranbaxy provided both life-saving medicines, as well as monetary support, for victims of the Earthquake in Kashmir and the Katrina Hurricane

Ranbaxy successfully markets the most comprehensive portfolio of Bio-equivalent single dose and fixed dose combinations of ARV formulations, for HIV / AIDS



Taking care of the environmental footprint...

"The safety of our employees and the community is of paramount importance for us."

protection. As a result, the very foundations of our EHS Management System are based on a continuous improvement approach.

The effective implementation of our Corporate EHS Policy is further secured by well-defined Corporate EHS Standards, supported by Corporate EHS Guidelines and the Local EHS Procedures. These provide a strong operational framework for the implementation of healthy EHS practices, uniformly across Ranbaxy.

Environment

Ranbaxy's sustainability initiatives are focused on resource conservation, and are aimed at preserving and protecting the natural resources for future generations.

Ranbaxy's water conservation efforts are directed at prevention of water wastage. This is in full evidence at our establishments where wasteful water use is eliminated at the design stage itself, ensuring the productive & efficient utilization of water in the manufacturing plants. As part of the process, by-products are recovered from the aqueous effluent streams through recycling. This reduces the load on the effluent treatment plant significantly. A scientific approach to effluent handling also brings down the quantum of water consumption.



Protection of the environment is a priority at Ranbaxy – Fish pond at Toansa facility, using ETP-treated water

At our locations, besides conventional biological treatments of waste-water, water is also subjected to tertiary treatment comprising Ultra-Filtration, Nano-Filtration, Reverse Osmosis and thermal effect evaporators. Monitoring devices placed in the system ensure compliance and confirm that the safety norms are never exceeded.

Continuing with our success of converting the Toansa API facility into a Zero-Liquid-Discharge site, similar infrastructure was set up at Mohali, Paonta Sahib and Dewas during the year. This reflects our commitment to convert our Active Pharmaceutical Ingredients (APIs) manufacturing sites into Zero-Liquid-Discharge facilities.

'Rainwater Harvesting' was also undertaken at most of our factories and at the Corporate Office, to recharge the groundwater strata effectively. Our Toansa plant received the 'National Award for Excellence in Water Management 2005' for 'Excellent Water Efficient Unit' as well as 'Most Useful Presentation.' The award was given during 2005, and was conferred by the Confederation of Indian Industries (CII).

Occupational Health and Safety

Ranbaxy is committed to improving the safety at the work place. During the year, a number of initiatives were taken towards strengthening the existing safety infrastructure at the API manufacturing sites at Mohali, Toansa and Dewas. Comprehensive Specialist Safety Audits covering general safety, process and fire safety, powder processing equipment and electrical safety, were conducted at Mohali and Toansa.

EHS training programs were also organized on a regular basis for employees, as well as for business partners to increase the level of EHS awareness amongst its constituents.

In addition, Health Assessment programs were regularly organized and managed by qualified Occupational Health professionals. Hygiene at work was continually monitored to ensure that the workplace supports and ensures the good health of the employees.

As is evident, Ranbaxy views its CSR and EHS obligations with great sincerity and seriousness. The contributions made by the Company to society must be seen in a larger context and are clearly manifest in the multiple actions that are aimed at the larger good, and are not limited by the motive of profit alone. This represents the synergistic and lasting bond between the organization and its stakeholders.

EHS

Environment, Health and Safety are a prime concern and a focus area at Ranbaxy

The Toansa plant received the National Award for Excellence in Water Management 2005 for 'Excellent Wate Efficient Unit a well as 'Most Useful Presentation'

Enhancing capacities globally



Pushpinder Bindra, *President - Global Manufacturing & Capacity Planning*

"The year 2005 was a year of enhancing capacities and building infrastructure for the future. We thus invested in manufacturing facilities across various countries. Quality Engineering Cells were commissioned at most locations."

Global Manufacturing

During the year, the Company invested substantially in enhancing its global manufacturing capability. In addition to modernization and expansion of existing facilities, new capacities were built at many locations.

India

Two state-of-the-art Quality Engineering Cells, capable of handling multiple scale-up and exhibit batches simultaneously, were commercialized at Paonta Sahib (Himachal Pradesh) and Mohali (Punjab) during the year. With the commissioning of these two facilities, substantial capacity has been created to meet the projected demand for regulatory filings in Europe and the US.

Additionally, the expansion of dosage forms manufacturing capacities at Paonta Sahib and Dewas (Madhya Pradesh) were also completed during 2005. With the commissioning of a new sterile Active Pharmaceutical Ingredients (APIs) and Dosage Forms injectables facility at Dewas, Ranbaxy is fully geared to enter the injectables market.

USA

Substantial investments were made in the New Brunswick, NJ, facility, to enhance manufacturing and packaging capacities. Subsequently, US FDA approvals for manufacturing operations were obtained. This facility has now become Ranbaxy's largest manufacturing facility outside India in terms of dosage forms capacity.

During the year, the Quality Engineering Cell at this site became fully operational and all planned ANDA batches were manufactured and filed from this location. In an ongoing upgradation exercise, the Livingstone Avenue facility was also modernized.

Rest of the World

During the year, the tablet facility for non-beta lactams in **China** was completely renovated to meet the cGMP requirements. A Quality Engineering Cell was also commissioned for exhibit batches and undertaking small trials. During the year, the State Food & Drug Administration (SFDA) inspected and certified all modules at the facility as cGMP compliant. During the annual inspection conducted by the city government, the facility was also awarded the 'Excellent Grade' in Safety and Manufacturing.

Similarly, in **Malaysia** a highly sophisticated tablet block was commissioned during 2005. The facility

GLOBAL MANUFACTURING

- Post US FDA approval obtained during the year, the New Brunswick manufacturing facility in New Jersey, USA, became Ranbaxy's largest manufacturing hub outside India
- The China facility was awarded 'Excellent Grade' in Safety and Manufacturing
- Quality Engineering Cells were initiated at most of the manufacturing locations in various countries
- During 2005, a number of key inspections were conducted by various regulatory authorities



Best-in-class infrastructure for world-class products

was audited and approved by the Malaysian Regulatory Agency. Simultaneously, the existing Cephalosporins facility was also upgraded and modernized to continuously remain cGMP compliant.

Work also began on a Quality Engineering Cell, for scale-up and exhibit batches for regulatory filings. The Cell is expected to be operational soon.

In **Ireland,** Ranbaxy, with the commissioning of its high-speed, state-of-the-art, integrated packaging lines, was able to pack bulk tablets received from India, 'just in time' for various European countries. This resulted in efficient capacity utilization and cost reduction.





The new sterile injectables facility in Dewas (M.P.), India

This facility continues to be the main QA Batch Release site for products manufactured outside the EU and sold in the EU. During the year, a record number of over 130 batches per month were tested and released to meet the growing needs of the expanding European market.

In **Nigeria**, a high-speed bottling plant was commissioned, which doubled the capacity. The plant was further upgraded to be compliant to meet local regulatory needs.

We also commenced the in-house testing facility for all micro biological tests and certain chemicals tests, subsequent to the refurbishing of the Micro lab and installation of HPLC, stability chambers and auto clave equipment.

Global Supply Chain

Pursuing its global vision, Ranbaxy has benchmarked its supply chain processes with the global best. To this end, the Project Spectrum+ team had been working on the 'Advanced Planner & Optimizer,' the global planning software, since last year. This software covers a range of activities, from marketing, sourcing, manufacturing, quality control to logistics. During the year, this program was introduced in the major markets of the US, India and UK, through various modules, such as the Demand Planning (DP), the Distribution Requirement Planning (DRP), etc. The Deployment & Transport Load builder module was also implemented in the US market and is expected to be rolled out in other markets soon.

Global Quality

We believe that quality is the mainstay of global competitiveness, and accordingly, have built an environment which supports the achievement of best quality standards, ensuring all-time compliance to cGMP and cGLP.

Our continuous efforts in this direction have resulted in various international accreditation and approvals of our manufacturing facilities, Research and Development (R&D) facilities and Clinical Research activities at R&D. During 2005, a large number of key inspections were successfully conducted by various regulatory authorities such as the US FDA (United States Food and Drug Administration), the MHRA UK (Medicines and Healthcare products Regulatory Agency), the ANVISA, Brazil (Agência Nacional de Vigilância Sanitária – Brazilian National Health Vigilance Agency), the WHO Geneva (World Health Organization), the PDA and the SFDA China (Provincial Drug Authorities and The State Food and Drug Administration), for pre-approval of products or to verify cGMP compliance at various manufacturing plants.

To comply with new European Union (EU) regulations that came into force in November 2005, Ranbaxy's Active Pharmaceutical Ingredients (APIs) facilities at Toansa and Mohali were inspected by Cologne Regional Administration, Germany, and were approved for the supply of APIs to the European market.

Quality in the organization's eco-system, can be ensured only when every stakeholder adheres to certain standards and buys into a philosophy of total quality. Therefore, Ranbaxy insists that its business associates strictly follow the cGMP norms. Since outsourcing forms a strategic part of our business support functions, we relentlessly provide Quality consultation to our business associates. These positive interventions are provided through training, audits and plant visits.


GLOBAL SUPPLY CHAIN
The 'Advanced Planner & Optimizer' software was implemented in major markets such as the US, India and the UK, during 2005



Udai Upendra, *Vice President - Global Human Resources*

The power of collective commitment

"A commonly understood and shared vision helps us address the challenge of managing multi-cultural employees across the globe."

Our Values

At Ranbaxy, we believe in creating an environment that builds a committed workforce pursuing a shared vision of excellence. We realize that the management of close to 10,000-strong multi-cultural employees spread across 49 countries, working concurrently across time zones, is a challenge. A commonly understood and shared vision helps us to address this challenge. In order to build a seamless organization, Ranbaxy has invested in robust systems and processes that knit the people together, encouraging them to pursue a common goal. Collectively, we are addressing every challenge by drawing upon the myriad strengths of our people.

Performance orientation and ethics are the cornerstones of our people philosophy. Our 'Code of Conduct' clearly defines our ethics for performance, behaviour at work and our relationships. During the year, the Code was communicated to all Ranbaxy employees in several languages, across the globe.

As we expanded our global footprint, the Company's leadership has stepped up its employee engagement program, through town hall meetings and other team activities, with a view to better understand employee expectations and respond to them.

Continuous Learning and Development Opportunities

Over the years, we have developed a culture that empowers, values that inspire and an organization that encourages meritorious people. At Ranbaxy, managing and shaping the careers of our people are viewed as high priority. Continuous learning and development opportunities are therefore offered to all team members to strengthen leadership, management and functional competencies. During 2005, such learning and development opportunities offered to the employees, were enhanced to an average of 4.8 mandays of training per person, from 4.3 mandays the previous year. For the senior management group, a process of 360 degree feedback, primarily designed around global leadership behavior and competency, was initiated.

The development initiatives fit in very well with our performance management system, which enables the continuous monitoring and performance assessment of every individual in the organization. The mentoring and coaching processes are highly interactive and feedback-based. In a nutshell, we offer our people attractive career propositions. Mapping talent inventory during the year, facilitated career and succession planning process.

To institutionalize and facilitate the process of career and succession planning, we are building an inventory of our human resources. This involves the mapping of people skill sets and marrying them with the requirements of the organization. Towards this end, and to effectively meet the career aspirations of our people, we are building an on-line data-base of employees, and have put in place an e-HR system that uses SAP as the platform. As a result, a large volume of employee information is readily available on the intranet. This also makes employee services more responsive and robust.

An Employer of Choice

Today, Ranbaxy is recognized as an employer of choice. The Company was ranked amongst the Top Ten Companies to work for, based on the metrics for HR effectiveness in a survey conducted by Business Today, a renowned business weekly in India, and was published in November 2005.

The visible and vibrant Ranbaxy brand is nurtured both by its employees and the leadership. The work culture at Ranbaxy ensures that our people continuously cherish and enhance this brand, as Ranbaxy continues its journey of progress into the future.

HUMAN RESOURCES

Our 'Code of Conduct' demonstrates our performance ethics and behaviour at work and relationships

A 360 degree feedback designed around global leadership behaviours and competency, was initiated

A culture that empowers, values that inspire and an organization that encourages meritorious people, has been developed

A commonly understood and shared vision, knits the organization together

Mr. Tejendra Khanna
Chairman

Mr. Vivek Bharat Ram

Mr. Gurcharan Das

Dr. P S Joshi

Mr. Nimesh N Kampani

Mr. V K Kaul

Mr. Vivek Mehra

Mr. Ravi Mehrotra

Mr. Harpal Singh

Mr. Shivinder Mohan Singh

Mr. Surendra Daulet-Singh

Dr. Brian W Tempest
Chief Mentor & Executive Vice-Chairman

Mr. Malvinder Mohan Singh
CEO & Managing Director

Mr. Ramesh L Adige
Whole-time Director

SECRETARY
Mr. Sushil K Patawari

REGIONAL HEADQUARTERS

Gurgaon (India), London (UK), New Jersey (USA), Sao Paulo (Brazil), Singapore (Singapore)

MARKETING OFFICES

Doula (Cameroon), Kiev (Ukraine), Moscow (Russia), Ho Chi Minh City (Vietnam), Kaunas (Lithuania), Bucharest (Romania), Nairobi (Kenya), Abidjan (Ivory Coast), Sofia (Bulgaria), Casablanca (Morocco), Harare (Zimbabwe), Mexico City (Mexico), Yangon (Myanmar), Almaty (Kazakhstan)

STATUTORY AUDITORS

Walker, Chandiok & Co, 41-L, Connaught Circus, New Delhi - 110 001

INDEPENDENT AUDITORS (US GAAP)

Grant Thornton, 41-L, Connaught Circus, New Delhi - 110 001

SOLICITORS

Khaitan Jayakar Sud & Vohra
D-41, Defence Colony, New Delhi - 110 024

BANKERS

ABN AMRO Bank NV, Bank of America NA, Calyon Bank, Citibank NA,
Deutsche Bank AG, Hong Kong & Shanghai Banking Corporation,
Punjab National Bank, Standard Chartered Bank

REGISTERED OFFICE

A-11 Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055, Punjab (India)
Ph : (91-172) 2271450 Fax : (91-172) 2226925

CORPORATE OFFICE

Plot No 90, Sector 32 Gurgaon - 122 001, Haryana (India)
Ph : (91-124) 4135000 Fax : (91-124) 4135001

HEAD OFFICE

12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019 (India)
Ph : (91-11) 26452666 Fax : (91-11) 26225987

Report of the Directors

Your Directors have pleasure in presenting this 45th Annual Report and Audited Accounts for the year ended 31st December, 2005.

WORKING RESULTS

	Rs. Millions	
	Year ended December 31, 2005	Year ended December 31, 2004
Net Sales	**34081.27**	34976.16
Profit before Interest, Depreciation, Amortization and Impairment	**3178.78**	7211.66
Interest	**264.11**	109.80
Depreciation, Amortization and Impairment	**1013.33**	818.47
Profit before Tax	**1901.34**	6283.39
Provision for Tax	**223.35**	(998.67)
Profit from sale of undertaking	**112.29**	–
Profit After Tax	**2236.98**	5284.72
Tax – earlier years (current)	**(116.56)**	(9.51)
Balance as per last balance sheet	**2270.05**	3570.15
Transfer from:		
Foreign projects reserve	**30.65**	32.27
Balance available for appropriation	**4421.12**	8877.63
Appropriations:		
Dividend	**3166.66**	3162.60
Tax on dividend	**444.12**	440.38
Transfer to:		
– Foreign projects reserve	–	4.60
– General reserve	**250.00**	3000.00
Surplus carried forward	**560.34**	2270.05
	4421.12	8877.63

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

Net Sales	**51019.47**	52451.04
Profit before Interest, Depreciation, Amortization and Impairment	**3727.38**	10813.83
Interest	**671.16**	334.88
Depreciation, Amortization and Impairment	**1444.52**	1214.83
Profit before Exceptional Items, Tax and Minority Interests	**1611.70**	9264.12
Exceptional Items: Interest in Joint venture written off	**(121.80)**	–
Litigation settlements	–	(371.90)
Profit before Tax and Minority Interests	**1489.90**	8892.22
Provision for Tax	**697.57**	(1881.08)
Profit from sale of undertaking and a subsidiary	**454.95**	–
Profit after Tax	**2642.42**	7011.14
Minority Interests	**25.35**	25.53
Profit after Tax and Minority Interests	**2617.07**	6985.61

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the year ended December 31, 2005, under Indian GAAP and US GAAP form part of the Annual Report.

OPERATIONS

During the year under review, the Company had a mixed performance across various markets. The lower profits were due to difficult market conditions in USA (sharp price erosion has adversely impacted margins) and higher expenditure on R&D and Intellectual Property. At the same time, the Company recorded strong results across the markets of India, CIS, Asia Pacific and Africa. Overall, the overseas markets accounted for 76% of the consolidated sales of the Company. Dosage forms sales at 86% of the global sales is an evidence of the continued focus of the Company on value added products.

The Company continued with its strategy to grow and invest in key markets and expand the ground presence to 46 markets with entry into Japan, Spain and Italy and also commenced commercial operations in Canada. During the year, the manufacturing capacities both in India and overseas were augmented, modernized and automated which will support the growth initiative of the Company in future.

As a part of its strategy to focus on core pharmaceutical business, your Company divested the Allied Businesses portfolio consisting of (i) Fine Chemicals (Ranbaxy Fine Chemicals Ltd. (RFCL), a wholly-owned subsidiary of the Company (ii) Animal Health Care and (iii) Diagnostics. This would help your Company to sharply align its resources to develop and grow the core pharmaceutical business. Accordingly, RFCL ceased to be a wholly-owned subsidiary of the Company, effective November 30, 2005.

DIVIDEND

An interim dividend of Rs. 2.50 per share was paid in November 2005. Your Directors now recommend a final dividend of Rs. 6 per share for the year ended December 31, 2005, taking the total dividend for the year to Rs. 8.50 per share of par value of Rs. 5 each (2004 – total dividend Rs. 17 per share of par value of Rs. 10 each).

CHANGES IN CAPITAL STRUCTURE

(i) Sub-Division of Equity Shares

Pursuant to the approval granted by the shareholders at the Annual General Meeting held on June 30, 2005, the Equity Shares of the face value of Rs. 10 each, have been sub-divided into 2 Equity Shares of Rs. 5 each, effective August 1, 2005.

(ii) Authorised Share Capital

Pursuant to the approval granted by the shareholders at the Extra-ordinary General Meeting held on October 21, 2005, the Authorised Share Capital of the Company has been increased from Rs. 2000 Mn to Rs. 3000 Mn.

(iii) Issue of shares on exercise of Employees' Stock Options

The Company allotted Equity Shares (on pari-passu basis) pursuant to exercise of Stock Options by the eligible employees, as summarised below:

Date of Allotment	No. of Shares
August 9, 2005	202,837
October 10, 2005	48,313
January 13, 2006	32,003
April 10, 2006	117,423

ISSUE OF FOREIGN CURRENCY CONVERTIBLE BONDS

Your Company has raised US $ 440,000,000 (including over allotment option exercise) on March 17, 2006, through Zero Coupon Convertible Bonds ("the Bonds"), vide Offering Circular dated March 13, 2006. The Bonds are convertible at any time on and after April 27, 2006 up to March 8, 2011 by the holders into fully paid Equity Shares of Rs. 5 each of the Company, which may, subject to certain conditions, be represented by Global Depositary Shares (GDS) with each GDS representing one share, at a conversion price of Rs. 716.32 per share. The conversion price is subject to adjustment in certain circumstances. In case the Bonds are not converted into shares, the Company will redeem each Bond at 126.765% of its principal amount on maturity date i.e. March 18, 2011. The Bonds have been listed with the Singapore Exchange Securities Trading Limited.

The proceeds of this issue will primarily be used to finance overseas acquisitions as well as capital expenditure.

SUBSIDIARIES AND JOINT VENTURES

(A) Increase of Equity Stake in existing operations

(i) Japan

Japan is the second largest pharmaceutical market in the world. With a view to consolidate its position, the Company has acquired an additional 40% Equity stake in Nihon Pharmaceutical Industry Co. Ltd. (NPI). NPI has now become a 50:50 joint venture of Ranbaxy with Nippon Chemiphar Co. Ltd., Japan. Ranbaxy is the first Indian pharmaceutical company to enter the Japanese pharmaceutical market, with the launch of its first product, voglibose.

(ii) Malaysia

Ranbaxy Malaysia Sdn. Bhd (RMSB), a joint venture company, has been consistently performing well and has registered steady growth in sales and profits. The Company has increased its equity stake in RMSB by 11.8%, making the total holding to 68.05%.

(iii) Brazil

Brazil is one of the largest markets in Latin America. In order to consolidate the position, the Company has increased its equity stake in Ranbaxy Pharmaceutica Ltda. (RPL) by 10% and after this investment, the shareholding of Ranbaxy has increased to 80% of the Share Capital of RPL.

(B) NEW OPERATIONS

(i) Hungary

In line with the Company's strategy to strengthen its operations in key European markets. Ranbaxy Hungary Kft was set up as a wholly-owned subsidiary of Ranbaxy Netherlands B.V.

(ii) Mexico

Mexico is one of the largest pharmaceutical markets in Latin America. In order to avail of the growth potential of this growing market, Ranbaxy Mexico S.A. was set up as a wholly-owned subsidiary of Ranbaxy Netherlands B.V.

(iii) Italy

Italy is amongst the top ten pharmaceutical markets in the world and the market projections indicate that the generic market in Italy is poised to grow rapidly in the next five years and offers a good opportunity for the Company. During the year, Ranbaxy Italia S.P.A. was set up as a wholly-owned subsidiary of Ranbaxy Netherlands B.V.

MERGER & ACQUISITIONS

Globally, the pharmaceutical industry is witnessing a consolidation process and quite a few Indian companies are also participating actively in this consolidation. Your Company, being the largest pharmaceutical company in India with an ambition to become a powerful global generic business player, would also like to complement its organic growth with strategic merger & acquisition opportunities. Accordingly, your Company has been and is evaluating a number of opportunities and thus far has been successful in concluding the following acquisition transactions :

(i) Terapia S.A. - Romania

Terapia S.A. is a Romanian generics company with its Head Office in Bucharest and largely deals in branded generics and OTC formulations. It has a primary manufacturing facility at Cluj and a small secondary manufacturing facility in Bucharest. Ranbaxy (Netherlands) B.V., a wholly-owned subsidiary of the Company concluded this transaction and signed the Share Purchase Agreement with the sellers, for acquisition of 96.7% of the equity stake of Terapia S.A. for a net consideration of US $ 324 Mn. This transaction is expected to close some time in June 2006, after receiving requisite approvals from the Romanian Competition Council.

Overall, this is an excellent strategic acquisition for the Company, enabling it to consolidate its presence in a highly profitable branded generics market with strong growth possibilities. In addition, Terapia's manufacturing plant alongwith its bio-equivalence facilities would provide a strong competitive advantage to the Company for its European operations.

(ii) Ethimed – (Belgium) and Allen (Italy)

These are relatively small acquisitions, primarily to acquire marketing authorizations and thus get a head start.

Ethimed NV is an established generics company in Belgium, with a significant customer network especially among pharmacies.

Allen SPA is a division of unbranded generic business of Glaxo Smithkline in Italy. The product portfolio of Allen complements Ranbaxy's own pipeline of products for the Italian market and will enable the Company to utilize opportunities arising from future patent expiries.

Both these transactions are expected to provide significant momentum for sales growth in these markets.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report, as required under the Listing Agreements with the Stock Exchanges, is enclosed at Annexure 'A'.

EMPLOYEES' STOCK OPTION SCHEME

Information regarding the Employees' Stock Option Scheme, is enclosed at Annexure 'B'.

LISTING AT STOCK EXCHANGE

The Equity Shares of the Company continue to be listed on Bombay Stock Exchange Ltd. and The National Stock Exchange. Global Depository Shares are listed on the Stock Exchange at Luxembourg. The annual listing fees for the year 2005-2006 have been paid to these Exchanges.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, the relevant information and data is given at Annexure 'C'.

FIXED DEPOSITS

The Company has not invited / received any fixed deposits during the year.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your Directors confirm that :

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures, wherever applicable.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company, as at the end of the accounting year and of the profit of the Company for that period.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Mr. Ravi Mehrotra was appointed as an Additional Director of the Company effective July 28, 2005, and holds office upto the ensuing Annual General Meeting. Mr. Mehrotra is Regional Head of AIG Asia Asset Management Companies. Earlier he had been President of Franklin Templeton Asset Management (India) Pvt. Ltd. The Company has received a notice from a member proposing his candidature for being appointed as a Director of the Company.

Dr. Brian W. Tempest, Chief Executive Officer and Managing Director of the Company has been appointed by the Board to the position of Chief Mentor and Executive Vice Chairman, effective January 18, 2006, until December 31, 2007. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the ensuing Annual General Meeting.

Mr. Malvinder Mohan Singh, President Pharmaceuticals and Whole-time Director was appointed by the Board as Chief Executive Officer and Managing Director, effective January 18, 2006, for a period of five years. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the ensuing Annual General Meeting.

Mr. J. W. Balani resigned from the Directorship of the Company due to his inability to attend the Board meetings. The Board accepted his resignation on January 18, 2006 and appointed Mr. Shivinder Mohan Singh as a Director of the Company, effective January 18, 2006 in the casual vacancy so caused. Mr. Shivinder Mohan Singh is the Managing Director of Fortis Healthcare Ltd. and Escorts Heart Institute and Research Center Ltd. The Board placed on record its appreciation for the valuable contributions made by Mr. Balani.

In accordance with the Articles of Association of the Company, Mr. Nimesh N. Kampani, Mr. Harpal Singh, Mr. V. K. Kaul and Mr. Gurcharan Das retire by rotation as Directors at the ensuing Annual General Meeting and are eligible for re-appointment.

COST AUDIT

The reports of M/s R.J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts of the pharmaceutical substances and dosage forms units of the Company for the year ended December 31, 2005, will be submitted to the Central Government in due course.

AUDITORS

M/s Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

PARTICULARS OF EMPLOYEES

As required under Section 217(2A) of the Companies Act, 1956, and Rules framed thereunder, the names and other particulars of employees receiving remuneration above the prescribed threshold are set out in the annexure appended to this Report.

ACKNOWLEDGMENTS

Your Directors commend the continuing commitment and dedication of employees at all levels. The Directors would also like to thank all other stakeholders, including bankers and other business associates, who have provided sustained support and encouragement. The members of the medical profession in India and abroad have shown their sustained confidence in the quality and efficacy of your Company's ethical therapeutic products. This has, understandably, been critical for the Company's success. The Directors look forward to their continued support in the years to come.

On behalf of the Board of Directors



(TEJENDRA KHANNA)
CHAIRMAN

Gurgaon
April 19, 2006

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Pharmaceutical market audited sales grew by 7% (at constant exchange rates) to reach US $ 565.9 Bn. North America, Europe and Japan accounted for 88% of the audited worldwide pharmaceutical sales in 2005.

The North American pharmaceutical sales grew by 5.2% to reach US $ 265.7 Bn, constituting 47% of the global sales in 2005.

Sales in Europe grew by 7.1% to reach US $ 169.5 Bn, constituting 30% of the total market.

Japan, the world's second largest market, which has historically posted slower growth rates, performed strongly in 2005, growing by 6.8% to reach US $ 60.3 Bn, its highest year-over-year growth since 1991.

Sales in Latin America grew by 18.5% to reach US $ 24 Bn and pharmaceutical sales in Asia, Africa & Australia grew by 11% to reach US $ 46.4 Bn. China showed the strongest growth in 2005, growing by 20% to reach US $ 11.7 Bn.

Emerging markets including China, Korea, Mexico, Russia and Turkey, all experienced double digit growth, outpacing global performance and signaling important shifts in the market place.

There were 94 products with sales of over US $ 1 Bn, 12 more than in 2004. The top two were Pfizer's Atorvastatin (*Lipitor* US $ 12.9 Bn) followed by Clopidogrel (*Plavix* US $ 5.9 Bn).

Cholesterol and Triglyceride reducers continued to hold the number one position in therapeutic classes worldwide, with sales of US $ 32.4 Bn, up 6.8%.

Cytostatics became the second largest therapy class growing at 18.6% to reach US $ 28.5 Bn, ahead of Antiulcerants that recorded sales of US $ 26.7 Bn.

(Source: IMS Health)

Generics

Generic drugs are the pharmaceutical and therapeutic equivalents of brand-name drugs. Generic medicines are widely used in many countries in cost-effective treatment programs and are increasingly prescribed by general practitioners as effective alternatives to higher-priced originator brand-name drugs.

In 2005, the growth of the generics industry outpaced the growth of the total pharmaceutical industry, however the generic industry witnessed a challenging environment with fewer patent expiries and excess capacities leading to slowing sales growth and increasing pricing pressures in the key markets of USA and in some European markets like the United Kingdom.

The branded industry aggressively defended its patents and sought to extend them wherever possible. The pricing pressure was most severe in the largest pharma market of USA, resulting in downward pressure on margins of most generic companies with a significant presence in USA, like Ranbaxy.

The year also saw consolidation taking place in the generics industry, with significant increase in M&A activity.

The Sales of generics in the top eight markets (USA, Canada, France, Germany, Italy, Spain, UK and Japan) exceeded US $ 55 Bn (Source : IMS Health).

The three largest markets for Ranbaxy are USA, European Union and India. The prevailing market environment in these markets is discussed below.

Generic Pharmaceutical Market in the United States: Generics are playing an increasingly prominent role in the US healthcare market. According to IMS Health, generics (including branded generics) accounted for over 55% of all prescriptions dispensed and 17.4% of all prescription dollars spent in 2004. Unbranded generics in particular have made steady gains in prescription market share over the past four to five years, up from 38.3% in 1998 to 45.8% in 2004.

According to the baseline forecast of IMS Health, the US generics market is expected to deliver a CAGR of 7.4% in value terms over the period from 2005 to 2009 excluding sales of branded generics.

The displacement of higher-priced brand-name drugs by less expensive generic products translates into significant savings for healthcare consumers. The Medicare Modernization Act, increased emphasis on overall healthcare cost containment and aging national demographics should also lead to increased generic usage.

Both private insurers, which according to IMS Health estimates account for 49% of retail drug spending and public payers, are placing more emphasis on cost containment. With prescription drug costs accounting for between 15% and 20% of employer-based health plans, employers are taking more control over benefits. In the public sector, generics are being given greater prominence as state and federal budgets come under greater pressure.

In 2005, the US generics market experienced intensified competition and increased price pressure.

Generic Pharmaceutical Markets in Europe: In Europe, most of the healthcare costs are largely borne by the state. With year on year increases in state spending on healthcare, governments have been seeking ways to reduce healthcare costs. Towards this end, the 25 EU member states are in the process of streamlining the registration of medicines through mutual recognition procedures, which provide a mechanism for obtaining approval in other member states after approval has been granted in one member state.

In many European countries, doctors and pharmacies are also being incentivized, to prescribe generic products. The uptake of generics in the European Union varies greatly from country to country, although the general trend is towards greater generic use. This has been done through reimbursement reforms and pharmacy substitution measures.

The Indian Pharmaceutical Market is in the front rank of India's science-based industries, with wide ranging capabilities in the complex field of drug manufacture and technology. The Indian pharmaceutical industry is a highly competitive and fragmented market with several players, including small scale companies. The Domestic formulation market for the year 2005 is valued around Rs. 230 Bn, having grown by 8.6%. The Market continues to be highly competitive and fragmented with the Top-5 companies having 23.54% share. (Source: ORG-IMS SSA Audit MAT December 2005).

More than 85% of the formulations produced in the country are sold in the domestic market. India is largely self-sufficient in case of formulations; some life saving, new generation technology barrier formulations continue to be imported.

Key developments in the Indian Pharmaceutical Sector include:

- India became signatory to the WTO order, thus ushering the Product Patent regime.
- New products launched accounted for around 12% of the overall market growth.
- Chronic therapy segment accounts for 26.5% of the domestic formulation business growing at 9.9%, which is faster than that of Acute therapy segments. Chronic therapy segment mainly includes Anti-diabetics, Cardiac and Neuro-Psychiatry formulations.

OUTLOOK ON OPPORTUNITIES

We believe that Ranbaxy is well positioned in the Global generics space with its geographical spread, broad product portfolio and backward integration. Ranbaxy has the distinction of having ground presence in the top 10 pharmaceutical markets of the world. We are also present in 23 of top 25 pharmaceutical markets of the world.

In the **USA**, our potential for revenue growth from generic products is closely related to our pipeline of pending ANDAs, as well as tentative approvals already granted. As of December 31, 2005, we had 170 ANDAs, filed with the FDA, of which 111 have been approved. Of the 59 ANDAs pending approval, based on our own analysis of publicly available FDA data, we believe we are the first to file on 19 of these applications, which relate to brand-name drugs having aggregate sales in the United States of more than US $ 28 Bn in 2004, according to IMS Health.

Primary near term growth drivers in USA, include multiple branded drug patent expirations, increased use of generics by seniors under Medicare Part D, mounting efforts on part of insurers and employers to encourage use of generics to control healthcare costs.

The Pricing pressure witnessed in 2005, is expected to stabilize, though new generic introductions are expected to continue adopting an aggressive pricing model.

Europe: We believe that the European generics markets will continue to provide us with opportunities for robust growth. In recent times we have increased the number of regulatory filings in the EU, as we seek to establish ourselves as a leader in the European market for generic products by leveraging our strengths, including our diverse portfolio of generic drugs, our manufacturing cost advantage and our marketing experience in other markets, such as the United States and India.

Outlook on the **Indian** Pharma market is positive. With the introduction of the product patent regime beginning January 1, 2005, the Indian market will be an attractive option for introduction of research-based products. Ranbaxy, the leading pharmaceutical company in India, is well set to further its growth in the Indian market.

The outlook for the Global generics industry, both in the near and long term, we believe is positive. The key growth drivers for the generics industry can be summarized as follows:

- Multiple branded drug patent expirations in the short term, as many as six blockbusters (drugs with sales of over US $ 1 Bn each) expected to lose their patent protection in 2006.

  According to IMS Health, 2006 and 2007 could potentially see US $ 28 Bn and US $ 20 Bn, respectively, of branded sales becoming susceptible to the entry of generic equivalents. Coupled with the cost containment policies adopted by health regulators, these patent expirations are expected to result in an increase in the prescription growth rate for the generic industry in 2006 and 2007.
- Increasing consumer confidence in generics because of the involvement of large pharmaceutical companies and campaigns to heighten consumer awareness of the availability of cheaper drugs.
- A pro-generic sentiment from healthcare authorities driven by the pressure to contain rising healthcare cost.
- An aging population fueling demand for low cost therapies across the world.
- Global healthcare crisis such as AIDS in the developing world, like sub-Saharan countries, necessitating affordable medication for the masses.

Industry consolidation is expected to bring in economies of scale and provide access to newer geographies to regional players. The biggest growth driver continues to be the pipeline of blockbuster patent expiries. Consequently, generic companies are recognizing the importance of pipelines and are making significant incremental investments in research and drug development.

OUTLOOK ON THREATS, RISKS AND CONCERNS

The global generics business has inherent risks of patent litigation, regulatory issues and product liability, particularly in the developed markets wherein Ranbaxy has a significant presence.

Globally, overinvestment and excess capacities weigh on the generic industry resulting in increasing competition and pricing pressures.

Significant industry consolidation is taking place. The larger Generic players are becoming more dominant and this could impact the market standing and financial performance of the other generic companies.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global sales of US $ 1,178 Mn, same level as last year. Dosage form sales constituted 86% of global sales. The sales in overseas market constituted 76% of the total sales of the Company, as compared to 78% last year.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

The internal control systems in the Company and its subsidiaries in India and overseas are robust. Over 90% of our Revenues are on ERP based system SAP.

In 2005, several initiatives were undertaken to further strengthen the internal controls. A company-wide risk analysis was carried out with the help of external consultants, covering all types of risks the Company may be exposed to. A comprehensive risk mitigation program, with well documented policies, procedures and systems, is under implementation.

The Internal Audit function at Ranbaxy, headed by a Vice President, reports directly to the CEO and the Audit Committee. This department carries out regular audits covering the global operations of the Company and the reports are sent to the CEO and the Audit committee.

The Finance function is also adequately staffed with professionally qualified and experienced personnel.

FINANCIAL PERFORMANCE

For the year, the Company recorded consolidated global sales of Rs. 51,880 Mn (US $ 1,178 Mn), 2% lower than prior year. Profit before interest, depreciation and amortization and exceptional items was Rs. 3,727 Mn (US $ 85 Mn), lower that prior year by 66%. Profit before tax at Rs. 1,944 (US $ 44 Mn) was lower by 78%, mainly due to pricing pressures in the USA and higher R&D spend, while profit after tax was Rs. 2,642 Mn (US $ 60 Mn), 62% lower than last year.

HUMAN RESOURCES

Human resources are a valuable asset at Ranbaxy and the Company endeavours to provide an environment that each employee is motivated to contribute his best to achieve the Company's objectives. Training and development of its personnel is a priority and is ensured through succession planning, job rotation, on the job training, training programs and workshops. The total number of training man-days during 2005 were 44,414, (2004 : 40,412) imparted in-house and at some of the best institutes in India and overseas.

The total number of employees of the Company and its subsidiaries as on December 31, 2005 stood at 9,648.

CAUTIONARY STATEMENT:

Statements in the "Management Discussion and Analysis" describing the Company's objectives, estimates, expectations or projections may be "forward looking statements" within the meaning of applicable laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations, include Government regulations, patent laws, tax regimes, economic developments within India and countries in which the Company conducts business, litigation and other allied factors.

ANNEXURE B

Information regarding the Employees Stock Option Scheme
(As on December 31, 2005)

(a)

S. No.	Details	Nos.
	Pre-split	
1.	Options granted in the year 2005	1,506,675
2.	Options granted up to December 31, 2005, including (1) above	4,742,345
3.	No. of Options vested	3,405,594
4.	No. of Options exercised	468,639
5.	No. of Shares arising as a result of exercise of Options (Note 2)	662,551
6.	No. of Options lapsed and forfeited	557,057
7.	Pre-split Options outstanding	3,716,649
	Post-split	
1.	Post-split Options outstanding (Note 1)	7,433,298
2.	No. of Options vested	1,520,674
3.	No. of Options exercised	188,666
4.	No. of Shares arising as a result of exercise of Options (Note 2)	251,150
5.	No. of Options lapsed and forfeited	539,794
(i)	Variance in terms of options	N. A.
(ii)	Money realized by exercise of Options	Rs. 366,208,940
(iii)	Total No. of Options in force	6,704,838

Notes :

1. The Grant / Exercise price and number of Stock Options Outstanding as on June 30, 2005, have been proportionately adjusted in view of sub-division of Equity Shares of the Company from face value of Rs. 10 each into 2 Equity Shares of Rs. 5 each.
2. Options granted up to October 3, 2002, are entitled for additional Shares, keeping in view of Bonus Shares in the ratio of 3 for 5.

(b) Pricing formula: Average of the daily closing prices of the Equity Shares of the Company at the National Stock Exchange for a period of twenty six weeks preceding the date(s) of grant of Options. On this basis, exercise price of the Options granted, on January 17, 2005, was Rs. 1077 per Equity Share of Rs. 10 each (Post-split adjusted price is Rs. 538.50 per Share).

(c) (i) Options granted in the year 2005, to senior managerial personnel*:

Name	Designation (Present)	No. of Options granted (Pre-split) @
Mr. Ramesh L Adige	Whole-time Director - Corporate Affairs and Global Corporate Communications	3,000
Mr. S. C. Agarwal	Vice President - Direct Taxation	6,500
Mr. Lalit Ahluwalia	Vice President - Business Finance	4,000
Mr. Ranjit G. Barshikar	Vice President - Global Quality	5,625
Dr. Vijay Kumar Batra	Head-Generics, NDDS & Drug Development	7,500
Mr. Pushpinder Bindra	President-Global Manufacturing & Capacity Planning	7,500
Mr. Peter Burema	President - Europe, CIS, Africa and Latin America	7,500
Mr. Dipak Chattaraj	Chairman Ranbaxy Inc USA & President Corporate Development	5,625
Mr. S. K. Chawla	Vice President - Global Internal Audit	3,000
Mr. Sanjeev I. Dani	Regional Director - India	7,500
Mr. Jay Deshmukh	Vice President - Intellectual Property	7,500
Mr. Rahul Goswami	Vice President - Strategic Material Sourcing & CIO	3,000
Dr. Naresh Kumar	Vice President - Chemical Manufacturing	3,000
Mr. Atul Malhotra	President - North America	7,500
Mr. Vishal Malhotra	Vice President - Fermentation & Engineering & Facilities	3,000
Mr. James Meehan	Vice President - Generics Sales and Marketing (Region IV)	2,250
Mr. Ramesh Parekh	Vice President - Pharma Manufacturing	5,625

Name	Designation (Present)	No. of Options granted (Pre-split) @
Dr. Arun Purohit	Vice President - International Marketing Development	3,000
Mr. Ram S. Ramasundar	President & CFO	4,000
Mr. Ashok Kumar Rampal	Vice President - Pharma Research & NDDS	4,000
Mr. Omesh Sethi	Vice President & CFO (Region IV)	2,250
Dr. Gowri Shankar	Vice President - Clinical Research & Medical Affairs	5,625
Dr. Brian W. Tempest	Chief Mentor and Executive Vice Chairman	40,000
Mr. Udai Upendra	Vice President - Global Human Resources	3,000

* Excludes the Senior Managerial personnel who ceased to be in employment with the Company.

@ Post-split, number of Stock Options proportionately increased.

(ii) Employees who have been granted 5% or more, of the Options granted during the year : Nil

(iii) Employees who have been granted Options during any one year, equal to or exceeding 1% of the issued capital of the Company at the time of grant : Nil

(d) Diluted Earnings Per Share (EPS) : Rs. 5.68

(e) (i) Method of calculation of employee compensation cost : : The Company has calculated the employee compensation cost using the intrinsic value of the Stock Options

(ii) Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognized if it had used the *fair value* of the Options : Rs. 180.75 Mn (Increase)

(iii) The impact of this difference on profits and on EPS of the Company :

Profit After Tax	:	Rs. 2,236.98 Mn
Less : additional employee compensation cost based on fair value	:	Rs. 180.75 Mn
Adjusted PAT	:	Rs. 2,056.23 Mn
Adjusted EPS	:	Rs. 5.51

(f) Weighted-average exercise price and fair value of Stock Options granted : (Post split adjusted price)

Stock Options granted on	Weighted average exercise price (in Rs.)	Weighted average Fair value (in Rs.)	Closing market price at NSE on the date of grant (in Rs.)
12.01.2001	336.50	145.00	324.15
03.12.2001	297.50	188.50	369.48
01.04.2002	372.50	226.00	449.48
07.02.2003	283.50	132.50	317.45
22.01.2004	496.00	212.50	503.10
17.01.2005	538.50	215.68	534.33

(g) Description of the method and significant assumptions used during the year to estimate the fair value of the Options, including the following weighted average information :

The Black Scholes Option pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since Option pricing models require use of substantive assumptions, changes therein can materially affect fair value of Options. The Option pricing models do not necessarily provide a reliable measure of fair value of Options.

The main assumptions used in the Black – Scholes option-pricing model during the year were as follows :

Risk free interest rate	:	7%
Expected life of Options from the date(s) of grant	:	10 years
Expected volatility	:	32.23%
Dividend yield	:	2.20%

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988 forming part of the Report of the Directors.

1. A) CONSERVATION OF ENERGY AND ITS IMPACT

Measures for Conservation of Energy	Impact resulting into saving of Rs. Millions
– Reduction of Furnace Oil Consumption to the extent of 100KL per annum by optimizing/reducing working pressure.	3.53
– Isolating Primary Refrigeration Circuit for New Utilities by taking Secondary Refrigeration in the entire circuit.	2.42
– Energy efficient Screw Trane Chiller Installed in place of Vapour absorption & KGK screw chillers.	2.29
– High TDS RO system to reduce load on thermal evaporator.	2.01
– Optimization of Old Cooling Tower flow rate with 1 Transfer pump instead of 2 pumps.	1.28
– Utilization of New Cooling tower with Delta T of 8 Deg C by switching to Old Cooling tower in New Utility and supplying both utility and Process.	1.15
– Centralized chiller water system operationalized in place of localized chillers in PDL service areas.	1.10
– Rationalization of cooling tower operations by dedicating these to specific areas.	1.00
– RO water system to reduce TDS to 50 PPM for DI water plant feed water to reduce regeneration frequency to the extent of 12KL per day and Boiler Blowdown 10KL per day.	0.88
– Improvement in Chilled water operations by: a) Optimization of Distribution Network. b) Installation of Energy efficient pumps along with VFD. c) Installation of Modulating valves in AC Air Handling Unit	0.83
– Providing Orifice plates (15 - 20MM) in place of 25 MM direct purging system of 45 Nos. Hot water tanks to reduce steam consumption.	0.75
– Improvement in lighting by: a) Copper Ballast & Normal Tubes were replaced by Electronic Ballast & high tubes. b) Mercury lamps were replaced by Metal Helide lamps.	0.73
– Upgradation of Cooling Water System by: a) Installation of New JET type, fan less, filled cooling tower in place of convention forced draft PVC fill type Cooling tower. b) Heat Load of DG sets, Chillers & Air Compressors were redistributed and arranged to feed from different cooling towers. c) Installation of VFD for pumps.	0.67
– Chilling water load of administration block (60TR) and New SSP Block (160TR) shifted to Central Utility energy efficient Chiller by providing additional headers.	0.61
– Raw water Pumps standardized with 20 HP pumps as against earlier 30 HP pumps	0.55
– Utilisation of 720 CFM of 200HP by stopping 30HPx 8 Compressor, 60HPx1 Compressor and 75HPx1 Compressor by optimizing the Air compressors operations.	0.54
– The Brine compressors of 150HP was replaced with 125 HP Compressor.	0.48
– Pressure Transmitters installed in place of conventional pressure switches for loading/unloading of air compressors for better control and reduced pressure fluctuation.	0.45
– Replacement of 15 HP Pumps with 10 HP ejectors in various plants.	0.36
– VFD control on DI water pumping for Fermentation plant.	0.27
– Commissioning of Variable Frequency Drives (VFD) for FD fan (22KW) of 12 TPH Boiler	0.26
– Stoppage of CHW Booster Pump of MP1 by diverting CHW from New Utilities instead of Old Utilities.	0.26
– Auto mode for Cooling Tower Fans 4 Nos.	0.11
– Replacement of 82 Nos. NFLP Motors with FLP with High Efficiency Motors.	0.15

2. RESEARCH & DEVELOPMENT

a) Specific areas in which R&D is carried out

- Develop technology for Active Pharmaceutical Ingredients (APIs), key drug intermediates and, conventional & value added innovative dosage forms - complying to international quality and regulatory norms.
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems.
- Design, synthesis and discovery of new drug molecules in select areas: Infectious Diseases (anti-bacterials and anti-fungals), Urology [benign prostatic hyperplasia (BPH) and urinary incontinence], Metabolic Diseases (type 2 diabetes, hyperlipidemia) and Inflammatory/Respiratory Diseases (asthma, chronic pulmonary obstructive disease and rheumatoid arthritis).
- Develop NCEs from animal testing for safety to establishing Proof Of Concept (POC) in humans by conducting Phase I and II trials, and then Phase III clinical efficacy trials if POC is positive.

- Develop Phyto-pharmaceuticals (OTC as well as ethical) with strong scientific footing, involving standardization of botanical Actives, followed by their toxicity and clinical studies
- GLP/cGCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III)
- Innovation in packaging for improved patient convenience & compliance
- Up-gradation of existing technologies / products on ongoing basis

b) Benefits derived as result of R&D activities

- Technology to manufacture APIs and Dosage Forms
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance
- Generation of high quality data complying the international regulatory requirements, for registration of APIs and generic dosage forms in India and Abroad leading to speedy approvals
- Improved productivity / process efficiencies
- Internationally competitive prices and product quality
- Safe and environment friendly processes
- Generation of Intellectual wealth for the Company in key potential markets
- Grant of process patents for both Active Pharmaceutical Ingredients (APIs) as well as Dosage Forms (both conventional & novel drug delivery systems)
- Product patents in the areas of drug discovery research
- Self reliance and import substitution for conservation of Foreign Exchange
- Foreign exchange earnings / savings
- Speed to marketplace
- Enhanced business through Licensing arrangements (Platform Technologies, NCEs, etc.) / strategic alliances / custom synthesis
- Enhanced Global presence / visibility

c) Future plan of action

- Continue augmenting R&D capabilities and productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking
- Greater thrust in the areas of Novel Drug Delivery Systems and New Drug Discovery Research
- Enhance emphasis on Custom Synthesis to draw a greater leverage on the built-in Chemical & Clinical Research infrastructure and capabilities
- Continue developing innovative, commercially viable process know-hows for both Active Pharmaceutical Ingredients (APIs) and Dosage Forms
- Expansion of pre-clinical and Clinical Research infrastructure complying international GLP/cGCP norms
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and, better patient convenience and compliance
- Enhance national and international research networking and strategic alliances

d) Expenditure on R&D

Rs. Millions

	Year ended December 31, 2005	Year ended December 31, 2004
Capital	**1,529.72**	682.68
Revenue	**4,863.60**	3,313.85

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION

a) Efforts in brief, made towards technology absorption and innovation
- As per 2(a) above

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development.
- As per 2(b) above

Future course of action

a) – To continue developing innovative and commercially viable process know-how for APIs and Dosage Forms (Conventional and Novel Drug Delivery System).

c) Information in case of imported technology (imports during last five years)
- Not applicable.

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

a) Exports sales (excluding sales to Nepal) were Rs. 23,332.17 Mn for the financial year ended December 31, 2005
- 720 product dossiers were filed with various international regulatory authorities and regulatory approvals were received for 381 product dossiers
- Drug Master Files (DMFs) for APIs were filed with the regulatory authorities in several markets
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates

Rs Millions

	Year ended December 31, 2005	Year ended December 31, 2004
Earnings	**23,577.40**	25,330.95
Outgo	**13,243.75**	12,459.59

Form for disclosure of particulars with respect to conservation of energy

	Current Year	Previous Year
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	**94244048**	91114500
Total Amount (Rs. Mn)	**368.04**	364.99
Rate/Unit (Rs.)	**Rs. 3.91**	Rs. 4.01
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	**14487613**	15852848
Unit per Ltr. of Diesel Oil	**3.63**	3.72
Cost/Unit	**Rs. 6.93**	Rs. 5.65
ii) Through Steam Turbine/Generator	**Not Applicable**	Not Applicable
2. Coal (Specify quality and where used)	**Not Applicable**	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	**14035**	12949
Total Amount (Rs. Mn)	**211.69**	161.62
Average Rate (Rs. per Ltr.)	**Rs. 15.08**	Rs. 12.48
4. Others/internal generation	**Not Applicable**	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	**60.50**	54.11
Dosage Forms	(kwh per 1000 packs)		**82.60**	81.06
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs. per kg)		**9.04**	7.68
Dosage Forms	(K. Ltrs. per 1000 packs)		**0.01**	0.01
Coal			**Not Applicable**	Not Applicable
Others			**Not Applicable**	Not Applicable

Ten Years at A Glance

Rs. Millions

	1996-97	1997-98	1998 **	1999	2000	2001	2002	2003	2004	2005
Results for the year										
Sales	11,482.1	13,335.2	10,640.5	15,598.3	17,366.6	20,545.4	28,197.9	35,334.9	36,143.4	**35,366.5**
Index	1.0	1.2	1.2	1.4	1.5	1.8	2.5	3.1	3.1	**3.1**
Exports	5,223.6	5,956.9	4,414.1	7,323.7	8,019.6	10,290.8	18,502.9	24,674.6	24,562.4	**23,371.1**
Index	1.0	1.1	1.1	1.4	1.5	2.0	3.5	4.7	4.7	**4.5**
Gross Profit	2,188.0	2,387.6	1,552.1	2,562.5	3,177.1	3,924.1	7,304.8	10,061.4	7,211.7	**3,178.8**
Index	1.0	1.1	0.9	1.2	1.5	1.8	3.3	4.6	3.3	**1.5**
Profit before tax	1,869.4	2,011.5	1,240.4	2,103.8	1,945.4	2,777.7	7,133.8	9,563.7	6,283.4	**2,013.6**
Index	1.0	1.1	0.9	1.1	1.0	1.5	3.8	5.1	3.4	**1.1**
Profit after tax	1,604.4	1,866.5	1,170.0	1,968.8	1,824.4	2,519.6	6,235.8	7,947.8	5,284.7	**2,237.0**
Index	1.0	1.2	1.0	1.2	1.1	1.6	3.9	5.0	3.3	**1.4**
Equity Dividend	379.1	530.7	560.1	869.2	869.2	1,158.9	2,434.0 $	3,156.3	3,162.6	**3,166.7**
Index	1.0	1.4	2.0	2.3	2.3	3.1	6.4	8.3	8.3	**8.4**
Equity Dividend (%)	80 +++	100	50	75	75	100	150	170	170	**170**
Earning per share (Rs.)	32.47	34.74	13.46 ***	16.99	15.74	21.86	28.86	42.61	28.26	**5.68** ^
Year-end Position										
Gross Block+	5,848.0	7,347.2	8,045.6	8,675.9	9,241.5	9,278.2	10,448.8	12,470.6	16,669.4	**22,321.6**
Index	1.0	1.3	1.4	1.5	1.6	1.6	1.8	2.1	2.9	**3.8**
Net Block	4,605.9	5,742.4	6,135.5	6,319.0	6,443.7	6,130.5	6,753.9	8,017.9	11,417.2	**16,328.1**
Index	1.0	1.2	1.3	1.4	1.4	1.3	1.5	1.7	2.5	**3.5**
Net Current Assets	9,334.8	9,032.8	8,320.5	8,157.5	8,257.7	7,454.5	9,564.4	13,302.9	9,466.8	**11,231.0**
Index	1.0	1.0	0.9	0.9	0.9	0.8	1.0	1.4	1.0	**1.2**
Net Worth	11,550.0 @@	12,864.3	14,008.3	14,979.3	15,826.9	17,355.1	19,623.9	24,333.4	26,288.0	**24,886.0**
Index	1.0	1.1	1.2	1.3	1.4	1.5	1.7	2.1	2.3	**2.2**
Share Capital	494.1	537.2	1,158.9 ***	1,158.9	1,158.9	1,158.9	1,854.5	1,855.4	1,858.9	**1,862.2**
Reserves & Surplus	11,055.9	12,327.1	12,849.4	13,820.4	14,667.6	16,196.2	17,769.4	22,477.9	24,429.1	**23,023.8**
Book value per share (Rs.)	233.74	239.44	120.9 ***	129.25	136.56	149.75	105.71 $$	131.14	141.42	**66.82** ^
No. of Employees	6,131	5,655	5,469	5,347	5,784	6,424	6,297	6,797	7,195	**7,174**

Index : No. of times
+ Includes Capital work-in-progress
@ @ Includes Warrant option Money and Application Money pending allotment
+++ Does not include Interim Dividend of Croslands Research Laboratories Ltd. for the year 1996-97
** 9 months Apr-Dec. Indexation based on annualized figures for 9 months ended 31.12.98
*** After 1:1 Bonus Issue and conversion of outstanding warrants.
$ Includes Interim Dividend Rs. 5 per share, prior to issue of bonus shares and Final Dividend of Rs. 10 per share
$$ Post issue of Bonus shares in the ratio of 3 for 5 in October, 2002.
^ After Share split

Sales are stated net of excise duty recovered from 2002 onwards
Earnings per share are stated on fully diluted basis from 2002 onwards

Auditors' Report

To the Members of Ranbaxy Laboratories Limited

1. We have audited the attached Balance Sheet of Ranbaxy Laboratories Limited ("the Company") as at December 31, 2005, and also the Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 as amended by the Companies (Auditor's Report) (Amendment) Order, 2004 (the 'Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (the 'Act'), we give in the Annexure 'A' statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in Annexure "A" referred to above, we report that:

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d. In our opinion and to the best of our information and according to the explanations given to us, the financial statements, read together with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of:

      i) the Balance Sheet, of the state of affairs of the Company as at December 31, 2005;

      ii) the Profit and Loss Account, of the profit for the year ended on that date; and

      iii) the Cash Flow Statement, of the cash flows for the year ended on that date.

   e. On the basis of written representations received from the directors, as on December 31, 2005, and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on December 31, 2005 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

ANNEXURE 'A' TO THE AUDITORS' REPORT

Annexure 'A' to the auditors' report of even date to the members of Ranbaxy Laboratories Limited on the financial statements for the year ended December 31, 2005

Based upon the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and in terms of the information and explanations given to us and the books and records examined by us in the normal course of audit, we report that:

(i) (a) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets.

(b) The Company's programme of physical verification of all its fixed assets over a period of three years, is in our opinion, reasonable having regard to the size of the Company and the nature of its fixed assets. As informed, no material discrepancies were noticed on such verification.

(c) In our opinion, a substantial part of fixed assets have not been disposed off during the year.

(ii) (a) Inventory has been physically verified by the management during the year. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii)(b), 4(iii)(c) and 4(iii)(d) of the Order are not applicable to the Company.

(b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clauses 4(iii)(f) and 4(iii)(g) of the Order are not applicable to the Company.

(iv) In our opinion, there are adequate internal control systems commensurate with the size of the Company and the nature of its business, for the purchase of inventory, fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls in respect of these areas.

(v) (a) The particulars of contracts or arrangements referred to in section 301 of the Act, have been entered in the register maintained under that section.

(b) The transactions made in pursuance of contracts or arrangements referred to in section 301 of the Act are, in our opinion, at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The directives issued by the Reserve Bank of India and the provisions of sections 58A, 58AA and other relevant provisions of the Act and the rules framed there under, to the extent applicable, have been complied with by the Company. We are informed by the management that no order has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal, relevant to sections 58A, 58AA or the other relevant provisions of the Act.

(vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Companies Act, 1956, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is regular in depositing the undisputed statutory dues including provident fund, investor education fund, employees' state insurance, income-tax, sales-tax, wealth-tax, service-tax, custom duty, excise duty, cess and other material statutory dues as applicable with the appropriate authorities. No undisputed amounts payable in respect of income-tax, wealth-tax, service-tax, sales-tax, customs duty and excise duty were outstanding, at the year end for a period of more than six months from the date they became payable.

(b) There are no amounts in respect of sales-tax, income-tax, customs duty, wealth-tax, service-tax, excise duty and cess that have not been deposited with the appropriate authorities on account of any dispute, other than those mentioned in 'Annexure 1' to this report.

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) The Company has not defaulted in repayment of dues to a financial institution, bank or to debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, the provisions of clause 4(xii) of the Order are not applicable to the Company.

(xiii) The Company is not a chit fund or a nidhi / mutual benefit fund / society. Accordingly, the provisions of clause 4(xiii) of the Order are not applicable to the Company.

(xiv) The company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order are not applicable to the Company.

(xv) The Company has not given any guarantee for loans taken by others from bank or financial institutions. Accordingly, the provisions of clause 4(xv) of the Order are not applicable to the Company.

(xvi) The Company has applied the term loans for the purpose for which the loans were obtained.

(xvii) Based on an overall examination of the balance sheet and cash flow statement of the Company, we report that no funds raised on short-term basis have been used for long-term investment (excludes permanent working capital).

(xviii) The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4(xviii) of the Order are not applicable to the Company.

(xix) The Company did not have any outstanding debentures during the year. Accordingly, the provisions of clause 4(xix) of the Order are not applicable to the Company.

(xx) The Company has not raised any money by public issues during the year. Accordingly, the provisions of clause 4(xx) of the Order are not applicable to the Company.

(xxi) We report that no fraud on or by the Company has been noticed or reported during the period covered by our audit.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

Annexure 1 as referred to in para ix (b) of Annexure 'A' to the Auditors' Report

Name of the statute	Nature of the dues	Amount in Rs. Millions	Period to which the amount relates	Forum where dispute is pending
Punjab General Sales-tax Act, 1948	Purchase tax, interest and penalty	2.19	1989-90 & 1990-91	Sales tax Tribunal
Punjab General Sales-tax Act, 1948	Purchase tax	0.06	2005	Sales tax Tribunal
Rajasthan Sales-tax Act, 1956	Local Sales-tax, interest and penalty	0.05	1999-2000	Commissioner Sales tax
U P Sales-tax Act, 1948	Local Sales-tax, interest and penalty	0.12	2002-03	Commissioner Sales tax
West Bengal Local Sales-tax Act	Local Sales-tax, interest and penalty	0.05	1998-99	Deputy Commissioner, Corporate Division.
West Bengal Central Sales-tax Act	Central Sales-tax, interest and penalty	0.03	1998-99	Deputy Commissioner, Corporate Division.
Orissa Sales-tax Act, 1947	Local Sales-tax, interest and penalty	0.54	2002-03	Sales tax Tribunal
Bihar Finance Act, 1981	Local and Central Sales-tax	17.53	1999-2003	Commissioner of Commercial taxes (Appeals)
Bihar Finance Act, 1981	Local and Central Sales-tax	1.82	1999-2003	Commissioner of Commercial taxes (Appeals)

BALANCE SHEET
AS AT DECEMBER 31, 2005

	Schedule	2005 (Rs. Millions)	2004 (Rs. Millions)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	1,862.21	1,858.91
Reserves and surplus	2	21,907.98	23,207.92
		23,770.19	25,066.83
SHARE APPLICATION MONEY PENDING ALLOTMENT		2.78	28.29
LOAN FUNDS			
Secured loans	3	3,534.92	1,333.74
Unsecured loans	4	6,763.12	24.90
		10,298.04	1,358.64
Deferred tax liability (Net)	5	1,115.81	1,451.07
		35,186.82	27,904.83
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		17,993.15	14,027.86
Less : Depreciation		5,993.47	5,252.06
Net block		11,999.68	8,775.80
Capital works-in-progress		4,328.43	2,641.58
INVESTMENTS	7	7,627.75	6,790.72
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	8,909.33	8,963.38
Sundry debtors	9	8,066.18	7,846.89
Cash and bank balances	10	1,165.93	372.60
Other current assets	11	1,179.16	805.08
Loans and advances	12	3,333.08	5,094.25
		22,653.68	23,082.20
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	7,282.80	8,307.37
Provisions	14	4,139.92	5,078.10
		11,422.72	13,385.47
NET CURRENT ASSETS		11,230.96	9,696.73
		35,186.82	27,904.83
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the financial statements.
This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

TEJENDRA KHANNA
Chairman

RAMESH L ADIGE
Whole-time Director

RAM S. RAMASUNDAR
President & CFO

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

HARPAL SINGH
Director

MALVINDER MOHAN SINGH
CEO & Managing Director

VIVEK BHARAT RAM
Director

SUSHIL K. PATAWARI
Secretary

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2005

Rs. Millions

	Schedule		2005		2004
INCOME					
Operating income	15		35,697.69		37,301.71
Other income	16		904.80		558.66
			36,602.49		37,860.37
EXPENDITURE					
Materials	17		15,048.92		14,515.93
Manufacturing	18		1,752.91		1,767.46
Personnel	19		3,016.52		3,278.54
Selling, general and administration	20		8,741.76		7,772.93
Research and development	21		4,863.60		3,313.85
			33,423.71		30,648.71
PROFIT FROM OPERATIONS BEFORE INTEREST, DEPRECIATION, AMORTISATION AND IMPAIRMENT			3,178.78		7,211.66
Interest			264.11		109.80
Depreciation, amortisation and impairment	22		1,013.33		818.47
Profit from operations before tax			1,901.34		6,283.39
Profit from continuing operations		1,731.68		6,047.80	
Provision for tax	23	296.40		(912.46)	
Profit from continuing operations after tax			2,028.08		5,135.34
Discontinued operations					
Profit from operations		169.66		235.59	
Profit from sale of Undertaking		112.29		–	
Provision for tax	23	(73.05)		(86.21)	
Net profit from discontinued operations			208.90		149.38
PROFIT AFTER TAX			2,236.98		5,284.72
Tax - earlier years					
Current			(116.56)		(9.51)
			2,120.42		5,275.21
Balance as per last balance sheet			2,270.05		3,570.15
Transfer from :					
Foreign projects reserve			30.65		32.27
Balance available for appropriation			4,421.12		8,877.63
APPROPRIATIONS					
Dividend					
Interim			931.11		929.45
Final (Proposed)			2,235.55		2,233.15
Tax on dividend			444.12		440.38
Transfer to :					
Foreign projects reserve			–		4.60
General reserve			250.00		3,000.00
Surplus carried forward			560.34		2,270.05
			4,421.12		8,877.63
EARNINGS PER SHARE (RS.)	24				
Including discontinued operations					
Basic			5.70		14.20
Diluted			5.68		14.13
Excluding discontinued operations					
Basic			5.14		13.80
Diluted			5.12		13.73
SIGNIFICANT ACCOUNTING POLICIES	25				
NOTES TO THE FINANCIAL STATEMENTS	26				

The schedules referred to above form an integral part of the financial statements
This is the profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO *Chartered Accountants*	TEJENDRA KHANNA *Chairman*	DR. BRIAN W. TEMPEST *Chief Mentor & Executive Vice Chairman*	MALVINDER MOHAN SINGH *CEO & Managing Director*
VINOD CHANDIOK *Partner* Membership No. 10093	RAMESH L ADIGE *Whole-time Director*	HARPAL SINGH *Director*	VIVEK BHARAT RAM *Director*
Place : Gurgaon Dated : April 19, 2006	RAM S. RAMASUNDAR *President & CFO*		SUSHIL K. PATAWARI *Secretary*

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions 2005	2004
A. CASH FLOW FROM OPERATING ACTIVITIES		
Profit from operations	**1,901.34**	6,283.39
Adjustments for :		
Depreciation, amortisation and impairment	**1,013.33**	818.47
Assets written off	**29.54**	39.61
Deferred employees compensation	**32.68**	38.42
Unrealised foreign exchange (gain)	**(42.64)**	(81.84)
Dividend income	**(30.91)**	(5.35)
Profit on sale of long term investments	**(424.50)**	–
Loss on sale of fixed assets (Net)	**29.29**	13.27
Interest expense	**264.11**	109.80
Interest income	**(139.76)**	(217.47)
Amounts written off	–	16.71
Provision/ (Reversal) for doubtful debts and advances	**(61.81)**	68.65
	669.33	800.27
Operating profit before working capital changes	**2,570.67**	7,083.66
Adjustments for :		
Inventories	**(278.31)**	(1,916.07)
Sundry debtors / receivables	**(289.59)**	(3,110.73)
Loans and advances	**158.95**	(477.47)
Trade/Other payables	**(743.88)**	2,521.75
Other current assets	**(566.61)**	986.67
	(1,719.44)	(1,995.85)
Cash generated from operating activity	**851.23**	5,087.81
Direct taxes (paid, net of refunds) / refund	**221.94**	(973.11)
Net cash from operating activities	**1,073.17**	4,114.70
B. CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets / capital works-in-progress	**(6,258.89)**	(4,253.87)
Consideration received for discontinued business	**780.10**	–
Sale proceeds of fixed assets	**91.35**	19.53
Purchase of investments	**(892.53)**	(3,415.71)
Sale proceeds of investments	**480.00**	–
Short term deposit / secured loans	**5.68**	0.62
Interest received	**135.73**	239.37
Dividend received	**30.91**	5.35
Net cash used in investing activities	**(5,627.65)**	(7,404.71)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of capital (including premium)	**135.53**	166.72
Increase in bank borrowings	**9,101.29**	1,028.80
Decrease in other borrowings	**(5.14)**	(12.72)
Interest paid	**(262.12)**	(110.46)
Dividend paid	**(3,164.26)**	(3,157.83)
Tax on dividend	**(443.80)**	(412.69)
Net cash from / (used) in financing activities	**5,361.50**	(2,498.18)
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**807.02**	(5,788.19)
Cash and cash equivalents at the beginning	**302.54**	6,090.73
Cash and cash equivalents at the close	**1,109.56**	302.54
Notes :		
Cash and cash equivalents include :		
Cash and cheques in hand and remittances in transit	**204.93**	187.83
With banks in :		
Current accounts [Net of dividend accounts Rs. 55.27 million (Previous year Rs. 68.81 million)]	**44.63**	114.71
Deposit accounts [Net of pledged Rs. 1.05 million (Previous year Rs 0.94 million)]	**860.00**	–
	1,109.56	302.54

This is the cash flow statement referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

TEJENDRA KHANNA
Chairman

RAMESH L ADIGE
Whole-time Director

RAM S. RAMASUNDAR
President & CFO

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

HARPAL SINGH
Director

MALVINDER MOHAN SINGH
CEO & Managing Director

VIVEK BHARAT RAM
Director

SUSHIL K. PATAWARI
Secretary

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005	2004
	Rs. Millions	
SCHEDULE 1		
SHARE CAPITAL		
Authorised		
598,000,000 (Previous year 199,000,000 of Rs. 10 each) Equity shares of Rs. 5 each	**2,990.00**	1,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs. 100 each.	**10.00**	10.00
	3,000.00	2,000.00
Issued, subscribed and paid up		
372,442,190 (Previous year 185,890,742 of Rs. 10 each) Equity shares of Rs. 5 each fully paid	**1,862.21**	1,858.91
	1,862.21	1,858.91
SCHEDULE 2		
RESERVES AND SURPLUS		
Capital reserve	**5.41**	5.41
Amalgamation reserve	**43.75**	43.75
Share premium		
As per last balance sheet	**6,054.54**	5,876.82
Add : Received during the year *	**180.77**	177.72
	6,235.31	6,054.54
* Includes Rs. 23.03 million (previous year Rs. 22.89 million) transferred from Employees Stock Options Outstanding		
Foreign projects reserve		
As per last balance sheet	**116.32**	143.99
Add : Transfer from profit and loss account	–	4.60
	116.32	148.59
Less: Transfer to profit and loss account	**30.65**	32.27
	85.67	116.32
General reserve		
As per last balance sheet	**14,651.24**	11,651.24
Add : Transfer from profit and loss account	**250.00**	3,000.00
	14,901.24	14,651.24
Employees stock option		
Employees stock options outstanding	**150.19**	191.39
Less: Deferred employee compensation	**73.93**	124.78
	76.26	66.61
Surplus in profit and loss account	**560.34**	2,270.05
Total	**21,907.98**	23,207.92
SCHEDULE 3		
SECURED LOANS		
Loans from banks	**3,534.92**	1,333.74
Secured against stocks, book debts, receivables and movable properties, both present and future.	**3,534.92**	1,333.74
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	–	1.03
Short term loans		
Banks	**5,128.91**	–
Long term loans		
Banks	**1,614.45**	–
Deferred sales tax credit	**19.76**	23.87
	6,763.12	24.90

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 5
DEFERRED TAX LIABILITY (NET)

	2005	2004
	Rs. Millions	
Deferred tax liability arising on account of :		
Depreciation, amortisation and impairment	**2,552.88**	1,807.90
	2,552.88	1,807.90
Less: Deferred tax asset arising on account of :		
Provision for doubtful debts and advances	**184.57**	304.40
Retirement benefits	**46.99**	47.95
Tax losses carried forward	**1,201.72**	–
Others	**3.79**	4.48
	1,437.07	356.83
	1,115.81	1,451.07

SCHEDULE 6
FIXED ASSETS — **Rs. Millions**

Description	Gross block 2004	Gross block Additions	Gross block Deletions	Gross block 2005	Accumulated Depreciation, amortisation & impairment 2005	Net Block 2005	Net Block 2004
Tangibles							
Land	401.93	1.43	–	**403.36**	–	**403.36**	401.93
Buildings	1,674.17	1,013.78	18.77	**2,669.18**	**439.27**	**2,229.91**	1,301.08
Plant and machinery	9,929.96	2,831.89	306.13	**12,455.72**	**4,440.48**	**8,015.24**	6,020.09
Furniture and fixtures	478.25	321.50	99.31	**700.44**	**169.54**	**530.90**	304.04
Vehicles	255.60	90.43	81.63	**264.40**	**50.87**	**213.53**	201.81
Intangibles							
Product development	–	268.81	–	**268.81**	–	**268.81**	–
Patent, trade marks, designs and licences	716.90	15.25	100.91	**631.24**	**523.82**	**107.42**	276.10
Software	361.05	28.95	–	**390.00**	**229.49**	**160.51**	180.75
Non-compete	210.00	–	–	**210.00**	**140.00**	**70.00**	90.00
Total	**14,027.86**	**4,572.04**	**606.75**	**17,993.15**	**5,993.47**	**11,999.68**	**8,775.80**
Previous Year	11,627.88	2,455.03	55.05	14,027.86	5,252.06	8,775.80	7,175.15

SCHEDULE 7
INVESTMENTS

			Numbers 2005	Numbers 2004	Rs. Millions 2005	Rs. Millions 2004
CURRENT						
Trust securities						
Other than trade - unquoted						
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free) of the Unit Trust of India					**4.11**	4.11
					4.11	4.11
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Indira Vikas Patra					–	0.01
Investments in shares of companies (fully paid)						
Other than Trade :	**Nature of investment**	**Face value**	**2005**	2004		
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	**100**	100	*	*
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
					0.03	0.03
Unquoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	**14,097,660**	14,097,660	**140.98**	140.98
Biotech Consortium India Ltd.	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Nimbua Greenfield (Punjab) Limited	Equity shares	Rs. 10	**50,000**	–	**0.50**	–
					141.98	141.48
Subsidiary companies (Trade)						
Domestic						
Vidyut Investments Ltd.	Equity shares	Rs. 10	**25,008,400**	25,008,400	**250.08**	250.08
Ranbaxy Drugs Ltd.	Equity shares	Rs. 10	**3,100,020**	3,100,020	**31.00**	31.00
	10% NCRP	Rs. 10	**250**	250	*	*
Ranbaxy Fine Chemicals Ltd. **	Equity shares	Rs. 10	–	5,550,000	–	55.50
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	**3,100,000**	1,550,000	**17.25**	15.50
Solus Pharmaceuticals Ltd.	Equity shares	Rs. 10	**3,000,700**	3,000,700	**30.01**	30.01
Rexcel Pharmaceuticals Ltd.	Equity shares	Rs. 10	**1,000,000**	1,000,000	**10.00**	10.00
Gufic Pharma Ltd.	Equity shares	Rs. 100	**4,900**	4,900	**535.22**	535.22
Overseas						
Ranbaxy (Netherlands) B.V., The Netherlands	Shares	EUR 100	**459,863**	459,863	**2,949.46** @	2,070.57
Ranbaxy (Hongkong) Ltd., Hongkong	Equity shares	HK $ 1	**2,400,000**	2,400,000	**9.84**	9.84
Ranbaxy Pharmacie Generiques SAS, France (Formerly RPG (Aventis) S.A.	Equity shares	€ 9	**800,000**	800,000	**3,400.02**	3,400.02
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			**193.95**	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	RM 1	**3,189,248**	2,242,383	**36.56**	25.16
Ranbaxy (Nigeria) Ltd., Nigeria	Ordinary shares	Naira 1	**13,070,648**	13,070,648	**7.40**	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	**206,670**	206,670	**21.20**	21.20
					7,491.99	6,655.45
					7,638.11	6,801.08
Less: Provision for diminution in value of long term investments					**(10.36)**	(10.36)
					7,627.75	6,790.72

NOTES
1. * Rounded off to Nil.
2. NCRP denotes Non convertible redeemable preference shares.
3. ** Sold during the year
4. @ include Rs. 878.89 million paid as share application money pending allotment

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Rs. Millions

	2005	2004
SCHEDULE 8		
INVENTORIES		
(As certified by the management)		
Stores and spares	**82.38**	73.29
Raw materials	**3,664.20**	3,935.64
Packaging materials	**400.06**	501.34
Finished goods		
Own manufactured	**2,704.77**	2,228.83
Others	**325.75**	565.81
Work-in-process	**1,732.17**	1,658.47
	8,909.33	8,963.38
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Debts outstanding for a period exceeding six months		
Secured	**23.26**	0.25
Unsecured	**688.80**	790.99
	712.06	791.24
Other debts		
Secured	**224.09**	236.98
Unsecured	**7,243.56**	7,162.63
	7,467.65	7,399.61
	8,179.71	8,190.85
Less : Doubtful and provided for	**113.53**	343.96
	8,066.18	7,846.89
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**18.25**	9.28
Remittances in transit	**186.68**	178.55
With scheduled banks in:		
Current accounts	**6.88**	57.78
Deposit accounts	**861.05**	0.94
Margin money accounts	**0.05**	0.31
Unclaimed dividend accounts	**55.27**	68.81
With non-scheduled banks in:		
Current accounts	**37.75**	56.93
	1,165.93	372.60
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**696.79**	587.43
Exchange gain accrued on forward contracts	**321.06**	115.61
Insurance claims	**144.84**	87.93
Interest accrued	**8.58**	4.55
Others	**37.81**	28.54
	1,209.08	824.06
Less : Doubtful and provided for	**29.92**	18.98
	1,179.16	805.08
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**73.69**	79.37
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**2,233.65**	2,396.88
Due from subsidiary companies	**404.57**	391.61
Prepaid income-tax	**1,026.07**	2,636.88
	3,737.98	5,504.74
Less : Doubtful and provided for	**404.90**	410.49
	3,333.08	5,094.25

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
SCHEDULE 13	**2005**	2004
CURRENT LIABILITIES		
Acceptances	**30.13**	68.27
Sundry creditors	**5,674.54**	6,351.36
Investor education & protection fund		
Unclaimed dividend *	**55.27**	68.81
Other liabilities	**1,520.65**	1,818.71
Interest accrued but not due on loans	**2.21**	0.22
	7,282.80	8,307.37

* Not due for deposit.

	2005	2004
SCHEDULE 14		
PROVISIONS		
Retirement benefits	**1,004.16**	784.66
Income-tax	**586.68**	1,747.08
Proposed dividend	**2,235.55**	2,233.15
Tax on proposed dividend	**313.53**	313.21
	4,139.92	5,078.10
SCHEDULE 15		
OPERATING INCOME		
SALES		
Domestic	**12,815.44**	12,226.59
Less : Excise duty on sales	**820.00**	645.57
	11,995.44	11,581.02
Export	**23,371.10**	24,562.41
	35,366.54	36,143.43
Less : Trade discounts	**1,285.27**	1,167.27
	34,081.27	34,976.16
OTHERS		
Royalty and technical know-how	**304.95**	700.60
Technology licensing income	–	191.36
Export incentives	**650.55**	849.91
Exchange gain (Net)	**532.45**	455.93
Sundries	**128.47**	127.75
	1,616.42	2,325.55
	35,697.69	37,301.71
SCHEDULE 16		
OTHER INCOME		
Interest	**139.76**	217.47
Dividend	**30.91**	5.35
Profit on sale of fixed assets	**1.99**	0.32
Profit on sale of long term investments	**424.50**	–
Unclaimed balances / excess provisions written back	**243.74**	276.92
Miscellaneous	**63.90**	58.60
	904.80	558.66
SCHEDULE 17		
MATERIALS		
Raw materials consumed	**11,054.91**	10,452.01
Packaging materials consumed	**1,461.43**	1,526.84
Finished goods purchased	**2,842.16**	3,365.23
Increase in work-in-process and finished goods		
Opening stock		
Work-in-process	**1,658.47**	996.81
Finished goods		
Own manufactured	**2,228.83**	2,097.44
Others	**565.81**	530.71
	4,453.11	3,624.96
Less :		
Closing stock		
Work-in-process	**1,732.17**	1,658.47
Finished goods		
Own manufactured	**2,704.77**	2,228.83
Others	**325.75**	565.81
	4,762.69	4,453.11
(Increase) / Decrease	**(309.58)**	(828.15)
Materials consumed	**15,048.92**	14,515.93

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
	2005	2004
SCHEDULE 18		
MANUFACTURING		
Stores and spares consumed	**317.00**	322.71
Power and fuel	**695.51**	626.70
Repairs and maintenance		
Factory buildings	**23.92**	31.00
Plant and machinery	**51.86**	46.18
Analytical charges	**23.43**	20.23
Processing charges	**595.63**	620.43
Excise duty	**45.56**	100.21
	1,752.91	1,767.46
SCHEDULE 19		
PERSONNEL		
Salaries, wages and bonus	**2,639.80**	2,896.82
Contribution to provident and other funds	**180.79**	193.66
Workmen and staff welfare	**163.25**	149.64
Amortisation of deferred employees compensation	**32.68**	38.42
	3,016.52	3,278.54
SCHEDULE 20		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**168.56**	193.56
Rates and taxes	**152.74**	88.60
Regulatory filing fee	**167.67**	193.10
Printing and stationery	**68.23**	65.67
Electricity and water	**55.47**	40.36
Insurance	**249.94**	319.37
Communication	**150.60**	145.67
Legal and professional charges	**1,620.77**	1,172.62
Travel and conveyance	**529.76**	538.22
Running and maintenance of vehicles	**51.21**	51.80
Repairs and maintenance	**138.88**	143.89
Discounts	**26.90**	64.47
Claims paid	**762.40**	77.94
Freight, clearing and forwarding	**1,291.53**	1,426.35
Marketing and promotion services	**178.64**	90.00
Advertising and sales promotion	**2,008.12**	2,017.23
Conferences and meetings	**98.79**	83.43
Commission	**572.29**	543.92
Recruitment and training	**79.84**	98.90
Assets written off	**29.54**	39.61
Loss on sale of fixed assets	**21.16**	11.69
Amounts written off [Net of reversal of provision for doubtful debts and advances Rs. 100.81 million (Previous year Nil)]	**62.46**	16.71
Provision for doubtful debts and advances	–	68.65
Others	**256.26**	281.17
	8,741.76	7,772.93

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
	2005	2004
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	**941.91**	682.88
Contribution to provident and other funds	**43.57**	42.96
Workmen and staff welfare	**44.51**	39.40
Raw materials and consumables	**1,596.42**	894.34
Power and fuel	**112.72**	75.41
Clinical trials	**1,652.37**	1,089.64
Rentals	**62.90**	60.27
Printing and stationery	**20.77**	23.42
Insurance	**22.45**	16.74
Communication	**52.29**	37.04
Legal and professional charges	**12.89**	28.77
Travel and conveyance	**68.81**	91.56
Running and maintenance of vehicles	**10.52**	10.46
Repairs and maintenance		
Machinery	**15.55**	14.96
Buildings	**5.97**	6.24
Others	**33.17**	22.00
Recruitment and training	**14.15**	41.38
Others	**152.63**	136.38
	4,863.60	3,313.85
SCHEDULE 22		
DEPRECIATION, AMORTISATION AND IMPAIRMENT		
Depreciation		
Buildings	**59.07**	45.55
Plant and machinery	**639.86**	512.39
Furniture and fixtures	**37.48**	26.11
Vehicles	**23.80**	21.54
	760.21	605.59
Amortisation		
Patents, trade marks, designs and licences	**126.25**	143.38
Software	**49.19**	49.50
Non compete	**20.00**	20.00
	195.44	212.88
Impairment		
Product licences	**57.68**	–
	1,013.33	818.47
SCHEDULE 23		
PROVISION FOR TAX		
Current income-tax	**26.91**	683.09
Deferred tax	**(335.26)**	315.58
Fringe benefit tax	**85.00**	–
	(223.35)	998.67

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 24	2005	Rs. Millions 2004
EARNINGS PER SHARE		
Net profit attributable to equity shareholders including discontinued operations		
Profit after tax	**2,236.98**	5,284.72
Less:		
Tax-earlier years	**(116.56)**	(9.51)
Net profit available	**2,120.42**	5,275.21
Net profit attributable to equity shareholders excluding discontinued operations		
Net profit available	**2,120.42**	5,275.21
Net profit from Discontinued operations	**(208.90)**	(149.38)
	1,911.52	5,125.83
No. of weighted average equity shares		
Basic	**372,216,805**	371,503,666
Effect of dilutive equity shares equivalent – stock options outstanding	**1,089,479**	1,849,060
Diluted	**373,306,284**	373,352,726
Nominal value of equity share (Rs.)	**5.00**	5.00
EARNINGS PER SHARE (Rs.)		
Including discontinued operations		
Basic	**5.70**	14.20
Diluted	**5.68**	14.13
Excluding discontinued operations		
Basic	**5.14**	13.80
Diluted	**5.12**	13.73

Earnings per share for all period reported has been adjusted to reflect the share split from the face value of Rs. 10 each to Rs. 5 each

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of preparation

The financial statements have been prepared to comply with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India ('ICAI') and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

[b] Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

[c] Intangibles

Patents, Trademarks, Designs and Licences

Costs relating to patents, trademarks, designs and licences which are acquired, are capitalised and amortised on a straight-line basis over a period of 5 years.

Computer software

Software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortised over a period of 6 years, being the estimated useful life.

Non-compete

Non-compete compensation is capitalised and amortised on a straight-line basis over the life of the non-compete agreement.

Product Development

Cost incurred for acquiring rights for product under development are recognised as intangible assets and amortised on a straight-line basis over a period of 5 years from the date of regulatory approval. Subsequent expenditures on development of such products are also added to the cost of intangibles.

[d] Depreciation

Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV of the Act.

Premium paid on perpetual leasehold land is charged to revenue on termination / renewal of lease agreements.

[e] Leases

Operating lease payments are recognised as an expense in the Profit and Loss account on a straight-line basis over the lease term.

[f] Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the investments.

Profit / loss on sale of investments is computed with reference to their average cost.

[g] Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realisable value. However, materials and other items held for use in the production of finished goods are not written down below cost if the products in which they will be incorporated are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realisable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty.

Work-in-process

At cost upto estimated stage of process. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Where duty paid / indigenous materials are consumed, in manufacture of products exported prior to duty-free import of materials under the Advance License Scheme, the estimated excess cost of such materials over that of duty free materials is carried forward in the carrying cost of raw materials and charged to revenue on consumption of such duty-free materials.

[h] Revenue recognition

Revenue is recognised to the extent that it can be reliably measured and is probable that the economic benefits will flow to the Company.

Sale of Goods:

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and sales tax.

Royalties, Technical know-how and Licensing income:

Revenue is recognised on accrual basis in accordance with the terms of the relevant agreement.

Interest:

Revenue is recognised on a time proportion basis taking into account the amount outstanding and the rate applicable.

Dividends:

Revenue is recognised when the right to receive is established.

[i] Research and development costs

Revenue expenditure incurred on research and development is charged to profit and loss account in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets.

[j] Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisitions is charged to revenue.

[k] Employee stock option plan

The accounting value of stock options representing the excess of the market price over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company, is amortised as "Deferred employees compensation" on a straight-line basis over the vesting period in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

[l] Foreign currency translation

Investments in foreign entities are recorded at the exchange rates prevailing on the date of making the investments.

Transactions in foreign currencies are recorded at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rate prevailing on balance sheet date.

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year, or reported in the previous financial statements, are recognised as income or expenses in the year in which they arise, except for exchange differences arising on loans denominated in foreign currencies utilised for acquisition of fixed assets form outside India, where the exchange gains/losses are adjusted to the cost of such assets.

The exchange differences arising on forward contracts other than those entered into, to hedge the foreign currency risk of firm commitments or highly probable forecast transactions are recognized in the period in which they arise based on the difference between i) foreign currency amount of the contract translated at the exchange rate on the reporting date and ii) the same foreign currency amount translated at the later of the date of inception of the forward exchange contract or the last reporting date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract.

The premium or discount arising at the inception of the forward contracts entered into, to hedge the foreign currency risk of firm commitments or highly probable forecast transactions is amortised as expense or income over the life of the contract.

Any profit or loss arising on cancellation or renewal of forward exchange contracts is recognized as income or expense for the year.

Representative offices

In translating the financial statements of representative offices for incorporation in financial statements, the monetary assets and liabilities are translated at the closing rate; non monetary assets and liabilities are translated at exchange rates prevailing at the dates of the transactions and income and expense items are converted at the respective monthly average rate.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

[m] Retirement benefits

Provisions for liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

Contributions in respect of provident fund, superannuation and gratuity are made to Trust set up by the Company for the purpose and charged to profit and loss account.

[n] Taxes on income

Tax expenses comprises current tax, deferred tax and fringe benefit tax.

The provision for current income-tax is the aggregate of the balance provision for tax for three months ended March 31, 2005 and the estimated provision based on the taxable profit of remaining nine months up to December 31, 2005, the actual tax liability, for which, will be determined on the basis of the results for the period April 1, 2005 to March 31, 2006.

Deferred income tax reflects the impact of current year timing differences between taxable income/ losses and accounting income for the year and reversal of timing differences of earlier years. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. In respect of carry forward losses, deferred tax assets are recognised only to the extent there is virtual certainty that sufficient future taxable income will be available against which such losses can be set off.

Consequent to the introduction of Fringe Benefit Tax (FBT) effective April 1, 2005, the Company has made provision for FBT in accordance with applicable Income-tax laws.

[o] Export benefits / incentives

Export entitlements under the Duty Entitlement Pass Book ("DEPB") Scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

Obligation / entitlements on account of Advance Licence Scheme for import of raw materials are accounted for on purchase of raw materials and / or export sales.

[p] Contingent liabilities

Depending on the facts of each case and after due evaluation of relevant legal aspects, the Company makes a provision when there is a present obligation as a result of a past event where the outflow of economic resources is probable and a reliable estimate of the amount of obligation can be made. The disclosure is made for all possible or present obligations that may but probably will not require outflow of resources as contingent liability in the financial statement.

[q] Use of estimates

In preparing Company's financial statements in conformity with accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; actual results could differ from those estimates.

[r] Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average number of equity shares outstanding during the period are adjusted for events of bonus issue and share split.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

[s] Impairment of assets

The Company on an annual basis makes an assessment of any indicator that may lead to impairment of assets. If any such indication exists, the Company estimates the recoverable amount of the assets. If such recoverable amount is less than the carrying amount, then the carrying amount is reduced to its recoverable amount by treating the difference between them as impairment loss and is charged to the profit and loss account.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS

1. Share capital

a] Share capital includes :

[i] 293,698,988 (Previous year 146,849,494 Equity shares of Rs. 10 each) Equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

[ii] 6,562,308 (Previous year 3,281,154 Equity shares of Rs. 10 each) Equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the Company under the "Employees Stock Option Scheme" :

Date of grant	Exercise price		2005		2004	
	Rs.	Rs.	Numbers **		Numbers **	
January 12, 2001*	336.50	(210.31)	**126,996**	**(203,194)**	202,312	(323,700)
December 3, 2001*	297.50	(185.94)	**282,626**	**(452,202)**	406,856	(650,970)
April 1, 2002*	372.50	(232.81)	**455,142**	**(728,227)**	623,600	(997,760)
February 7, 2003	283.50	–	**1,167,974**	–	1,443,802	–
August 18, 2003	350.50	–	–	–	800	–
January 12, 2004	496.00	–	**2,003,450**	–	2,362,250	–
January 17, 2005	538.50	–	**2,668,650**	–	–	–
			6,704,838	**(1,383,623)**	5,039,620	(1,972,430)

* The figures in parenthesis represents adjusted exercise price in accordance with the Employees Stock Option Scheme of the company on account of issue of bonus shares in the ratio of 3:5 on October 11, 2002.

**Consequent to the sub-division of Equity Shares of the Company from face value of Rs. 10 each to Rs. 5 each effective August 1, 2005, the numbers of the outstanding stock options have been proportionately increased.

2. Stock Split

Pursuant to the approval granted by the shareholders at the Annual General Meeting held on June 30, 2005, the equity share of face value of Rs. 10 each has been sub-divided in two equity shares of Rs. 5 each effective August 1, 2005.

3. Fixed assets

a] Land includes :

(i) cost of leasehold land Rs. 196.24 million (Previous year Rs. 196.24 million).

(ii) freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased alongwith building etc.

(iii) cost of land Rs. 27.65 million (Previous year Rs. 27.06 million) pending registration in the name of the Company.

b] Buildings include Rs. 500 (Previous year Rs. 500) representing unquoted fully paid shares of Rs. 50 each in a co-operative housing society.

c] Capital works-in progress includes:

(i) advances Rs. 114.16 million (Pervious year Rs. 338.47 million).

(ii) pre-operative expenses Rs. 156.79 million (Previous year Rs. 70.75 million) as detailed below :

Description	Rs. Millions 2005	2004
Opening balance	**70.75**	16.89
Add : Addition during the year		
Salaries, wages and bonus	**55.37**	33.89
Contributions to provident and other funds	**5.75**	2.32
Workmen and staff welfare	**3.36**	1.44
Raw materials	**23.76**	1.19
Power and fuel	**50.82**	7.23
Rentals	**0.51**	0.67
Insurance	–	0.84
Others	**43.99**	30.12
	254.31	94.59
Less : Capitalised during the year	**97.52**	23.84
Balance	**156.79**	70.75

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

4. **Cash and bank balances :**

(i) Deposit receipts of Rs. 1.05 million (Previous year Rs 0.94 million) pledged with Government Authorities.

(ii) Balances with non scheduled banks in current accounts :

	Rs. Millions		Maximum balance Rs. Millions	
	2005	2004	**2005**	2004
AB Vilnius Bankas, Kaunas, Lithuania	**6.40**	4.30	**16.49**	11.14
ABN AMRO BANK, Bucharest, Romania	**0.18**	1.72	**1.72**	4.34
ABN AMRO Bank, Moscow, Russia	**5.45**	2.84	**28.65**	32.67
Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**4.75**	9.66	**12.17**	11.73
Barclays Bank of Kenya Ltd, Nairobi Kenya	**1.40**	(0.72) @	**3.77**	10.14
Standbic Bank Zimbabwe Limited Causeway Zimbabwe, Harare	**0.05**	0.22	**3.54**	0.50
Bank Handlowy W Warszawie SA, Warsaw, Poland	**0.42**	15.12	**15.12**	20.56
HSBC Bital, Maxico Del Miguel Hidalgo, Maxico	**1.44**	0.38	**4.97**	3.42
Calyon Corporate, Vietnam	**9.20**	5.85	**16.75**	16.31
Calyon Corporate, Kiev, Ukraine	**2.94**	5.28	**15.54**	15.80
Citi Bank, Almaty, Kazakhstan	**0.17**	0.24	**9.69**	3.23
Myanma Investment and Commercial Bank Yangon, Myanmar	**2.93**	1.64	**5.16**	4.64
Societe Generale De Banques Au Cameroun Doula, Ivony Coast	**0.15**	9.10	**9.86**	11.44
The Hongkong & Shanghai Banking Corporation, Hongkong, Singapore	**1.25**	1.30	**9.45**	5.11
Standbic Bank, Kenya	**(1.19) @**	–	**1.30**	–
Citi Bank, Bulgaria	**1.94**	–	**2.15**	–
Credit Du Maroc, Morocco	**0.27**	–	**5.73**	–
Total	**37.75**	56.93		

@ Book overdraft with a bank

	2005	2004	**2005**	2004
5. **Amounts due from :**				
An officer of the Company	**0.63**	0.73	**0.73**	0.82
6. **Investments**				
Quoted				
Aggregate book value (Net of provision)			**0.03**	0.03
Market value			**0.12**	0.09
Unquoted				
Aggregate book value (Net of provision)			**7,627.72**	6,790.69
7. **Interest accrued on investments**			**0.02**	0.02
8. **Sundry debtors include debts due from subsidiary companies**			**3,766.32**	4,199.98

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26
NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions	
		2005	2004
9.	**Loans and advances include :**		
	Secured loans to employees	**73.69**	79.37
	Advances recoverable in cash or in kind or for value to be received include dues from :		
	Employees	**73.75**	74.59
	Suppliers	**57.36**	129.27
	Security deposits with government department	**54.77**	49.69
10.	**Unsecured loans due for repayment within one year**	**5,134.51**	6.49
11.	**Sundry creditors include due to :**		
	a] Subsidiary companies	**94.47**	118.88
	b] Small scale industrial undertakings	**235.93**	198.90

Total outstanding dues of small scale industrial undertakings have been determined to the extent such parties have been identified on the basis of information available with the Company. The parties to whom the Company owes amounts greater than Rs. 100,000 outstanding for more than 30 days as at the balance sheet date are:

Ammonia Supply Co.	Ankur Drugs & Pharma Ltd.	Best Laboratories Pvt. Ltd.	ESPI Industries & Chemicals
Glide Chem Pvt. Ltd.	J. M. Chemicals Pvt. Ltd.	Maral Labs.	Motiff Laboratories Pvt. Ltd.
Medibios Laboratories Pvt. Ltd.	Medreich Sterilab Limited	Nazi & Company	Promed Laboratories Pvt. Ltd.
NBZ Pharma Ltd.	Parmax Lab. Pvt. Ltd.	Plenthico Pharmaceuticals Ltd.	Time Cap Pharma Labs Pvt. Ltd.
Rexcin Pharmaceuticals Pvt. Ltd.	Sidmak Laboratories (India) Ltd.	Softesule Pvt. Ltd.	Themis Laboratories Pvt. Ltd.
Umedica Laboratories Ltd.	Vectra Pharmaceuticals Pvt. Ltd.		

		Rs. Millions	
		2005	2004
12.	**Interest income :**		
	Interest on		
	Current investments - other than trade	**0.28**	0.28
	Income-tax refunds	**36.84**	0.58
	Loans and deposits:		
	Short term deposits	**79.67**	175.76
	Subsidiary companies	**8.75**	34.36
	Employees loans	**4.77**	3.97
	Others	**9.45**	2.52
		139.76	217.47
13.	**Dividend from investments :**		
	Long term		
	Other than trade	**0.01**	0.02
	Subsidiary companies	**30.89**	5.33
		30.90	5.35
14.	**Tax deducted at source on :**		
	Interest received	**20.86**	43.68
	Dividend received	**0.09**	0.16
15.	**Interest paid on fixed period loans**	**229.32**	14.97
16.	**Donation to political parties :**		
	a] Bhartiya Janta Party	–	2.50
	b] All India Congress Committee	–	2.50
	c] Telgu Desham Party	–	0.50
	d] Shiromani Akali Dal	–	0.50
17.	**Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**104.92**	69.43

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

18. Payment to auditors

	Rs. Millions	
	2005	2004
a] Statutory auditors		
Audit fee		
Statutory	**5.50**	4.95
Tax	**2.08**	2.08
Other matters		
Taxation	**0.09**	0.09
Certification	**1.82**	1.59
Travel and out of pocket	**0.18**	0.12
Service Tax	**0.96**	0.87
	10.63	9.70
b] Cost auditors		
Audit fee	**0.45**	0.45
Certification	**0.20**	0.20
Travel and out of pocket	**0.06**	0.08
Service-tax	**0.07**	0.06
	0.78	0.79

19. Dividend

Proposed dividend includes Rs. 0.90 million on 149,426 shares (previous year Rs. 2.46 million on 2,04,778 shares of Rs. 10 each) of Rs. 5 each allotted under the Employees Stock Option Scheme after December 31, 2005 which are eligible for such dividend.

20. a] Directors' remuneration*

	Rs. Millions	
	2005	2004
Salaries and allowances	**48.89**	40.83
Contribution to provident and other funds	**4.00**	3.29**
Directors' fee	**2.37**	2.97
Commission	**16.50**	56.78
Perquisites	**7.76**	12.46
	79.52 #	116.33

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.

Exclusive of pension paid / payable to a non-executive director for the services rendered in earlier years as a whole time director / employee Rs. 2.29 million (Previous year Rs. 2.29 million)

** Excludes Rs. 12.80 million paid in the year 2004 as gratuity to a director upon his separation by the gratuity trust set up by the Company.

b] Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956, and commission payable to directors.

		Rs. Millions
		2005
Profit before tax as per profit and loss account		**2,013.63**
Add :		
Directors' remuneration (including commission) charged in accounts	**79.52 #**	
Other payments		
Pension	**2.29**	
		81.81
Net Profit		**2,095.44**
Commission to directors :		
(As determined by the Board of Directors)		
Whole-time		**9.87**
Others		**6.63**
		16.50

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26
NOTES TO THE FINANCIAL STATEMENTS (Contd.)

		Rs. Millions 2005	2004
21.	**Contingent liabilities**		
	Claims not acknowledged as debts*	**1,028.46**	966.47
	Indirect taxes	**206.12**	206.53
	Guarantees to banks on account of:		
	Subsidiary companies	**180.25**	223.80
	Others	**20.00**	–

* Rs. 311.70 million (Previous year Rs.301.19 million) deposited under protest.

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

		2005	2004
22.	Estimated amount of contracts remaining to be executed on capital account and not provided for, net of advances.	**589.20**	1,983.86

23. Leases

Operating Lease

The Company has leased facilities under non-cancelable operating leases.
The future lease payments in respect of these leases as at December 31, 2005 are:

Minimum lease payments :	**Rs. Millions 2005**
a) not later than one year	**16.35**
b) later than one year but not later than five years	**70.97**
c) later than five years	**78.49**
	165.81

24. Discontinued operations

During the year, the Company divested its Allied Business portfolio, consisting of Fine Chemicals business, Animal Health Care Business and Diagnostics business.

The Allied business portfolio was sold for a net selling price of Rs. 766.72 millions constituting of Rs. 616.72 millions in cash and Rs. 150 millions in 7% loans for a period of 5 years. Further the investments in Ranbaxy Fine Chemicals Limited were sold at a value of Rs. 480 millions. The Company has recognised a gain of Rs. 112.29 millions under "Profit from sale of undertaking" from divestment of Animal Healthcare and Diagnostics businesses and Rs. 424.50 millions under "Profit on sale of investment" towards the disinvestment of shares of Ranbaxy Fine Chemicals Limited.

Prior to sale, the Allied Business portfolio was reported as a part of "Others" business segment.

The entire sales consideration of both transactions was received in cash by the balance sheet date except for the amount of Rs. 28.64 millions to be kept in the escrow account as per the agreement.

The Company has classified the assets, liabilities, and results of operations for the Allied business portfolio as discontinued operations in accordance with AS 24. The following table reflects the carrying values of the primary components of the business.

Description	**Rs. Millions 2004**
Property, plant and equipment	175.99
Accounts receivable net of allowances	218.85
Inventory	316.93
Other assets	56.69
Total assets	**768.46**
Accounts payable	(50.46)
Other liabilities	(18.64)
Net assets	**699.36**
Revenues	
Operating income	**1,031.91**
Other income	**3.74**

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

25. Event occurring after the balance sheet date

Foreign currency convertible bond offering :

On March 17, 2006, the Company issued US $ 440,000,000 zero coupon convertible bonds (the "Bonds") listed on the Singapore Stock Exchange. Unless previously redeemed, converted or purchased and cancelled the Bonds are convertible at any time on or after April 27, 2006, up till March 8, 2011, into fully paid equity shares of par value of Rs. 5 each which may be represented by Global Depositary Shares (the "GDS"), with each GDS representing one share at a conversion price of Rs. 716.32 per share with a fixed rate of exchange of Rs. 44.15 per US $ 1. The conversion price is subject to adjustments in certain circumstances. At any time on or after March 18, 2009, on and prior to February 6, 2011, the Company may, subject to certain conditions, redeem the bonds in whole but not in part at their early redemption amount as defined in the terms and conditions of the Bonds. Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed in US dollars on March 18, 2011, at 126.765 percent of their principal amount.

26. Related party disclosures

a] Relationship :

i) Subsidiary companies

Domestic

Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)
Solus Pharmaceuticals Limited
Vidyut Investments Limited
Ranbaxy Fine Chemicals Limited #
Ranbaxy Drugs Limited
Gufic Pharma Limited
Rexcel Pharmaceuticals Limited
Ran Air Services Limited (Formerly Vidyut Travel Services Limited)

Ceased to be a subsidiary on November 30, 2005

Overseas

Ranbaxy (Netherlands) B.V., Netherlands
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy Inc., USA
Ranbaxy Egypt (L.L.C.), Egypt
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy Farmaceutica Ltda, Brazil (Formerly Ranbaxy S.P. Medicamentos Ltds)
Ranbaxy Vietnam Company Ltd., Vietnam
Ranbaxy Pharmacie Generiques SAS, France
Ranbaxy PRP(Peru) SAC
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia
Ranbaxy Unichem Company Ltd., Thailand
Ranbaxy USA, Inc.
Ranbaxy Italia S.p.A
Sonke Pharmaceuticals (Proprietary) Ltd.
Ranbaxy NANV, The Netherlands Antilles
Ranbaxy (Poland) Sp Zoo, Poland
Ranbaxy Nigeria Limited, Nigeria
Ranbaxy Europe Limited, U.K.
Ranbaxy (UK) Limited, U.K
Basics GmbH , Germany.
Ranbaxy Signature, LLC. USA
Ranbaxy Panama SA, Panama
Office Pharmaceutique Industriel et Hospitalier SARL
Ranbaxy Australia Pty Ltd., Australia
Ranbaxy France SAS, France*
Ranbaxy Pharmaceuticals, Inc. USA
Ohm Laboratories, Inc, USA
Ranbaxy Hungary LLC
Ranbaxy Pharmaceuticals BV, Rotterdam Albrandswarrd
Ranbaxy Ireland Limited, Ireland
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy Holdings (UK) Ltd., U.K
Ranbaxy Do Brazil Ltda, Brazil
Laboratorios Ranbaxy, S.L., Spain
ZAO Ranbaxy, Russia
Unichem Distributors Ltd., Thailand (Partnership)
Ranbaxy Pharmaceuticals Canada Inc., Canada
Unichem Pharmaceuticals Ltd., Thailand
Bounty Holdings Company Limited, Thailand
Ranbaxy Laboratories Inc., USA
Ranbaxy Mexico S.A.de C.V.
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda, Portual

* Ceased to be subsidiary during the year

ii) Joint venture and associates

Overseas

Thembalami Pharmaceuticals (Pty) Ltd.
Nihon Pharmaceuticals Industry Co. Ltd.

iii)

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. SRL Ranbaxy Ltd. International Hospitals Ltd. Religare Securities Ltd. (Formerly Fortis Securities Ltd.)
Dr. Brian W. Tempest		–
Mr. Ramesh L Adige		–
Mr. Ram S. Ramasundar		–

* Relatives of key management personnel with whom the Company had transactions during the year.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

b] The following transactions were carried out with related parties in the ordinary course of business.

i) Subsidiary companies, joint ventures and associates

	Rs. Millions	
	2005	2004
Subsidiary companies:		
Purchase of materials / finished goods	**60.39**	56.63
Sale of finished goods	**11,678.98**	14,289.41
Services rendered / other receipts	**15.45**	3.41
Services availed and sharing of expenses	**1,482.08**	604.37
Claims and discounts allowed	**0.08**	(201.43)
Loans / advances given	**17.40**	8,396.93
Interest received	**8.75**	34.36
Royalty paid	**0.24**	0.24
Royalty and technical know-how fee received	**197.94**	410.65
Dividend received	**30.89**	5.33
Balance at the end of the year :		
Loans / advances given *	**404.57**	391.61
Other receivables	**3,766.32**	4,199.98
Payables	**94.47**	118.88
Guarantees given	**180.25**	223.80
* Includes provision for doubtful debts and advances	**350.00**	350.00
ii) Key management personnel and their relatives		
Remuneration to key management personnel	**85.50**	141.81
Rent paid	–	1.53
House rent allowance	**2.40**	2.40
Pension	**2.03**	2.03
Medical reimbursement	*	*
Security deposits:		
Received	–	0.18
Balance at the end of the year :		
Security deposits	**0.25**	0.32
* Rounded off to Nil. Rs. 1,250 (Previous year Rs. 2,150)		
iii) Entities over which significant influence is exercised		
Purchase of materials / finished goods	–	3.23
Sale of finished goods	**1.99**	7.08
Sale of fixed assets	**1.00**	–
Services availed	**22.27**	10.50
Purchase of investments	–	15.68
Balance at the end of the year :		
Other receivables	**1.52**	1.66
Payables	**0.06**	8.45

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

27. **Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act, 1956**
(As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

	Unit of measure	2005 Installed capacity	2005 Actual production	2004 Installed capacity	2004 Actual production
Dosage Forms					
Tablets	Nos./Millions	**6,518.00**	**4,006.80**	4,098.00	3,530.95
Capsules	Nos./Millions	**2,380.00**	**1,314.20**	1,630.00	1,638.83
Dry syrups/Powders	Bottles /Millions	**27.20**	**35.20**	27.20	37.03
Ampoules	Nos./Millions	**74.40**	**81.42**	74.40	101.03
Vials	Nos./Millions	**29.40**	**33.97**	29.40	41.16
Liquids	Kilolitres	–	**1,277.84**	–	1,139.28
Drops	Kilolitres	–	**29.37**	–	37.64
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	**1,844.07**	**1,670.53**	2,058.02	1,821.61
Medical aids	Nos./Millions	–	–	–	0.12
Ointments	Tonnes	*	**296.21**	*	301.37

* *In different denominations than actual production*

Notes :

1. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a three shift basis for active pharmaceuticals ingredients and drug intermediates.
2. Actual production includes production at loan licencees locations.

b] Stocks and sales of finished goods

	Unit of measure	Sales Quantity@	Sales Rs. Millions	Opening stock Quantity	Opening stock Rs. Millions	Closing stock Quantity	Closing stock Rs. Millions
Dosage Forms							
Tablets	Nos./Millions	**5,291.74**	**16,931.28**	**517.99**	**720.31**	**549.44**	**784.89**
		5,043.00	*17,059.40*	*577.62*	*768.33*	*517.99*	*720.31*
Capsules	Nos./Millions	**1,761.34**	**2,410.42**	**153.12**	**204.74**	**154.85**	**183.74**
		2,136.40	*5,719.73*	*221.21*	*255.31*	*153.12*	*204.74*
Dry syrups/Powders	Bottles/Millions	**42.16**	**2,649.21**	**5.00**	**100.74**	**5.36**	**76.09**
		46.22	*3,162.08*	*6.78*	*159.34*	*5.00*	*100.74*
Ampoules	Nos./Millions	**90.80**	**3,581.06**	**13.87**	**47.03**	**8.58**	**43.15**
		108.92	*898.94*	*16.24*	*48.38*	*13.87*	*47.03*
Vials	Nos./Millions	**101.79**	**1,801.27**	**12.64**	**136.74**	**9.22**	**158.73**
		114.81	*1,880.84*	*9.64*	*147.09*	*12.64*	*136.74*
Liquids	Kilolitres	**5,433.24**	**1,099.62**	**722.16**	**79.61**	**384.98**	**69.74**
		6,137.87	*1,099.52*	*807.97*	*101.20*	*722.16*	*79.61*
Drops	Kilolitres	**33.06**	**63.08**	**3.86**	**4.04**	**4.04**	**3.80**
		37.26	*44.99*	*1.89*	*1.53*	*3.86*	*4.04*
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	**2,050.73**	**10,276.44**	**163.23**	**1,183.83**	**140.10**	**1,616.21**
		2,017.36	*9,275.33*	*138.32*	*922.18*	*163.23*	*1,183.83*
Medical aids	Nos./Millions	**0.15**	**403.02**	**0.07**	**247.87**	–	–
		0.19	*467.13*	*0.05*	*182.03*	*0.07*	*247.87*
Ointments	Tonnes	**824.06**	**1,028.28**	**96.98**	**49.42**	**99.95**	**52.41**
		790.35	*926.09*	*80.41*	*36.25*	*96.98*	*49.42*
Others (Chemicals etc.)			**244.61**		**20.30**		**41.77**
			349.21		*6.51*		*20.30*
Inter unit transfers			**(4,301.75)**				
			(4,094.26)				
Less : Excise Duty			**(820.00)**				
			(645.57)				
TOTAL			**35,366.54**		**2,794.63**		**3,030.53**
			36,143.43		*2,628.15*		*2,794.63*

@ Inclusive of physician samples.

Figures in italics are for 2004.

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Unit of measure	2005 Quantity	2005 Rs. Millions	2004 Quantity	2004 Rs. Millions
c] Purchases of finished goods for resale					
Tablets	Nos. / Millions	**1,316.38**	**837.05**	1,452.42	734.87
Capsules	Nos. / Millions	**448.87**	**382.71**	429.48	359.15
Dry Syrups / Powders	Bottles / Millions	**7.31**	**162.20**	7.41	234.18
Ampoules	Nos. / Millions	**4.09**	**38.05**	5.52	28.55
Vials	Nos. / Millions	**64.40**	**341.59**	76.65	514.46
Liquids	Kilolitres	**3,818.22**	**380.04**	4,912.78	370.05
Drops	Kilolitres	**3.89**	**5.45**	1.59	1.45
Bulk drugs / chemicals	Tonnes	**357.07**	**567.78**	220.66	524.34
Medical aids	Nos. / Millions	**0.08**	**224.69**	0.09	253.50
Ointments	Tonnes	**530.81**	**183.16**	505.55	174.74
Others		**-**	**51.81**	-	169.94
TOTAL			**3,174.53**		3,365.23
d] Consumption of raw materials @					
Erythromycin 'A'95	Metric tonnes	**246.48**	**622.35**	135.68	359.00
Compactin	Metric tonnes	**10.37**	**297.31**	11.24	336.86
Pencillin G Potassium First Crystals	Metric tonnes	**384.66**	**222.74**	934.82	448.60
6APA	Metric tonnes	**195.95**	**225.70**	316.29	411.77
Pen V Potassium	Metric tonnes	**175.94**	**130.10**	299.93	236.36
D-Alpha Phenyl Glycine and its Salts	Metric tonnes	**154.46**	**83.31**	226.41	156.64
Others		**-**	**10,751.25**	-	9,068.14
TOTAL			**12,332.76**		11,017.37

e] Consumption of raw materials, components and spares @

		2005 Raw materials	2005 Components, spares & Packaging materials *	2004 Raw materials	2004 Components spares & Packaging materials *
Indigenous	Rs. Millions	**5,590.02**	**1,770.73**	5,020.68	1,681.40
	As % of total	**45.33 %**	**84.44 %**	45.57 %	77.18 %
Imported	Rs. Millions	**6,742.74**	**326.25**	5,996.69	497.14
	As % of total	**54.67 %**	**15.56 %**	54.43 %	22.82 %

* *Inclusive of components and spares used for maintenance of plant and machinery.*
@ *Inclusive of raw materials consumed for research and development*

	Rs. Millions 2005	Rs. Millions 2004
f] Imports on C. I. F. basis		
Raw materials	**5,382.14**	6,348.41
Components and spares	**93.58**	57.01
Capital goods	**1,041.18**	760.98
g] Expenditure in foreign currencies		
Interest	**13.38**	8.23
Royalty paid	**3.89**	-
Legal and professional charges	**1,345.06**	937.96
Others	**5,363.98**	4,346.31
h] Dividend to non-resident shareholders (in foreign currency)		
Interim		
No. of shareholders	**31**	34
No. of shares held	**72,152**	48,121
Dividend remitted (Rs. Million)	**0.18**	0.24
Year to which it relates	**2005**	2004
Final		
No. of shareholders	**28**	32
No. of shares held	**29,820**	37,430
Dividend remitted (Rs. Million)	**0.36**	0.45
Year to which it relates	**2004**	2003

SCHEDULES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE FINANCIAL STATEMENTS (Contd.)

	Rs. Millions	
	2005	2004
i] Earnings in foreign exchange		
F.O.B. value of exports (excluding Nepal)	**22,243.38**	23,350.21
Royalty/Technical consultancy fees	**304.95**	698.05
Dividends	**4.49**	5.33
Others (freight, insurance & others)	**1,024.58**	1,277.36

28. Information pursuant to clause 32 of the listing agreements with stock exchanges

	Rs. Millions		Maximum balance Rs. Millions	
	2005	2004	**2005**	2004
Loans and advances in the nature of loans to :				
Wholly-owned subsidiary companies with no specified payment schedule *				
Vidyut Investments Ltd.	**350.08**	350.08	**350.08**	8,153.52
Ran Air Services Ltd (Formerly Vidyut Travel Services Limited)	**51.45**	38.50	**55.15**	44.50
Ranbaxy Drugs Ltd.	**3.04**	3.04	**3.04**	3.04

* Interest free.

29. Previous year figures

Previous year figures have been regrouped/recast wherever considered necessary to make them comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	003747	State Code :	16
Balance Sheet Date :	31 (Date) 12 (Month) 2005 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	NIL	Rights Issue :	NIL
Employees Stock Options :	3304	Bonus Issue :	NIL
Private Placement :	NIL		

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	46609562	Total Assets :	46609562
Source of Funds			
Paid-up-Capital :	1862211	Reserves & Surplus :	21908013
	2779 *		
Secured Loans :	3534916	Unsecured Loans :	6763120
Deferred tax liability :	1115810		
Application of Funds			
Net Fixed Assets :	11999699	Investments :	7627744
Net Current Assets :	11230971	Misc. Expenditure :	NIL
Accumulated Losses :	NIL		

* Share application money pending allotment

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	34081266	Total Expenditure :	34701150
Profit / Loss before Tax :	+ ✔ 2013630	Profit / Loss after tax :	+ ✔ 2236980
Earning Per Share in Rs.	6	Dividend Rate (%) :	170

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	294190
Product Description	CEFACLOR
Item Code No.	294200
Product Description	CEPHALEXIN
Item Code No.	294110
Product Description	AMOXYCILLIN

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : April 19, 2006

Statement Regarding Subsidiary Companies Pursuant to Section 212(3) and 212(5) of the Companies Act, 1956

Name of Subsidiary company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company		Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of subsidiary company profit after deducting its losses or vice-versa, dealt within the company's accounts		Holding Company's interest as at December 31, 2005 incorporating changes since close of financial year of subsidiary company
		i) Shareholding	ii) Extent of Holding %age	**For the current financial year Rs. Millions**	For the previous financial year Rs. Millions	**For the current financial year Rs. Millions**	For the previous financial year Rs. Millions	
Domestic :								
Solus Pharmaceuticals Ltd.	2005	3,000,700 Equity shares of Rs. 10 each	100	**2.20 (Profit)**	6.33 (Loss)	**Nil**	Nil	No change
Rexcel Pharmaceuticals Ltd.	2005	1,000,000 Equity shares of Rs. 10 each	100	**3.41 (Profit)**	34.76 (Profit)	**Nil**	Nil	No change
Vidyut Investments Ltd.	2005	25,008,400 Equity shares of Rs. 10 each	100	**40.65 (Profit)**	34.82 (Profit)	**Nil**	78.45	No change
Ran Air services Limited (Formerly Vidyut Travel Services Ltd.)	2005	1,000,000 Equity shares of Rs. 10 each	100 @	**4.34 (Loss)**	1.39 (Loss)	**Nil**	Nil	No change
Ranbaxy Drugs and Chemical Company (A public company with unlimited liability)	2005	6,200,000 Equity shares of Rs. 10 each	100 @	**1.32 (Profit)**	0.02 (Loss)	**Nil**	Nil	No change
Ranbaxy Drugs Ltd.	2005	i) 3,100,020 Equity shares of Rs. 10 each ii) 250 10% Non-Cumulative Redeemable Preference share of Rs. 10 each	100	**0.01 (Loss)**	0.37 (Loss)	**Nil**	Nil	No change
Gufic Pharma Ltd.	2005	4900 Equity shares of Rs. 100 each	98	**0.31 (Profit)**	0.29 (Profit)	**Nil**	Nil	No change
Overseas :								
Ranbaxy (Guangzhou China) Ltd., China	2005	Investment Certificate of US $ 6,225,000	83	**14.32 (Loss) #**	175.54 (Loss) #	**Nil**	Nil	No change
Ranbaxy (Netherlands) B.V., The Netherlands	2005	459,863 shares of Euro 100 each	100	**1,300.54 (Loss) #**	2,997.97 (Profit) #	**Nil**	Nil	No change
Ranbaxy Nigeria Ltd., Nigeria	2005	33,956,284 Ordinary shares of Naira 1 each	84.89 @	**46.75 (Profit) #**	47.99 (Profit) #	**Nil**	11.54	No change
Ranbaxy (Hong Kong) Ltd., Hong Kong	2005	2,400,000 Equity shares of HK $ 1 each	100	**1.59 (Loss) #**	35.54 (Profit) #	**Nil**	Nil	No change
Unichem Pharmaceuticals Ltd., Thailand	2005	40,000 Ordinary shares of Baht 100 each	98.5 @	**0.06 (Loss) #**	4.38 (Loss) #	**Nil**	Nil	No change
Ranbaxy (Malaysia) Sdn. Bhd. Malaysia	2005	5,446,865 Ordinary shares of RM 1 each*	68.05 @	**73.21 (Profit) #**	72.16 (Profit) #	**3.60**	10.5	No change
Bounty Holdings Company Limited, Thailand	2005	10, 000 shares, paid up at Baht 550 per share	99.3 @	**0.05 (Loss) #**	5.93 (Loss) #	**Nil**	Nil	No change
Ranbaxy Unichem Company Limited, Thailand	2005	885,570 Ordinary shares of Baht 100 each	88.56 @	**32.88 (Profit) #**	4.75 (Profit) #	**0.79**	Nil	No change
Ranbaxy Pharmacie Generiques SAS France	2005	800,000 Equity shares of Euro 9 each	100 @	**69.84 (Loss) #**	74.18 (Loss) #	**Nil**	Nil	No change

@ Inclusive of shares held through wholly owned subsidiaries.
# Exchange rates conversion as on the year end.
* Previous year 4,499,983 Ordinary shares of RM 1 each
Previous year figures have been regrouped / recast wherever considered necessary.

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : April 19, 2006

Auditors' report to the Board of Directors of Ranbaxy Laboratories Limited.

We have audited the attached consolidated balance sheet of Ranbaxy Laboratories Limited ("the Company") its subsidiaries and joint ventures (as per list appearing in Note 20 on Schedule 26) collectively referred to as "the Ranbaxy Group" as at December 31, 2005 and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Ranbaxy Group's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of some consolidated entities, whose financial statements reflect total assets of Rs. 17,938.38 million as at December 31, 2005, total revenue of Rs. 16,507.24 million and cash flows amounting to Rs. 141.91 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion in respect thereof, is based solely on the report of other auditors.

We report that the consolidated financial statements have been prepared by Ranbaxy Group's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Venture, issued by the Institute of Chartered Accountants of India.

Based on our audit and consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India; in case of:

(a) the consolidated balance sheet, of the state of affairs of the Ranbaxy Group as at December 31, 2005;

(b) the consolidated profit and loss account, of the profit for the year ended on that date; and

(c) the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2005

	Schedule	2005 (Rs. Millions)	2004 (Rs. Millions)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	1,862.21	1,858.91
Reserves and surplus	2	22,605.03	23,218.49
		24,467.24	25,077.40
SHARE APPLICATION MONEY PENDING ALLOTMENT		2.78	28.29
MINORITY INTERESTS		165.91	180.48
LOAN FUNDS			
Secured loans	3	6,078.65	3,839.25
Unsecured loans	4	13,963.97	4,688.05
		20,042.62	8,527.30
DEFERRED TAX LIABILITY	5	2,699.27	1,908.47
		47,377.82	35,721.94
APPLICATION OF FUNDS			
FIXED ASSETS	6		
Gross block		29,920.31	23,132.14
Less : Depreciation		9,328.90	7,838.01
Net block		20,591.41	15,294.13
Capital works-in-progress		5,595.49	2,875.54
INVESTMENTS	7	171.72	183.77
DEFERRED TAX ASSET	5	2,748.34	836.66
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	8	13,624.02	14,350.94
Sundry debtors	9	11,403.52	11,356.67
Cash and bank balances	10	2,430.08	1,339.43
Other current assets	11	1,249.86	843.50
Loans and advances	12	4,571.30	7,030.36
		33,278.78	34,920.90
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	13	10,599.96	12,144.36
Provisions	14	4,407.96	6,244.70
		15,007.92	18,389.06
NET CURRENT ASSETS		18,270.86	16,531.84
		47,377.82	35,721.94
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26		

The schedules referred to above form an integral part of the consolidated financial statements.
This is the consolidated balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2005

	Schedule		2005		2004
				Rs. Millions	
INCOME					
Operating income	15		**52,815.87**		54,512.00
Other income	16		**616.28**		808.84
			53,432.15		55,320.84
EXPENDITURE					
Materials	17		**22,212.71**		19,089.67
Manufacturing	18		**2,549.40**		3,163.85
Personnel	19		**6,785.66**		6,382.30
Selling, general and administration	20		**13,231.94**		12,495.58
Research and development	21		**4,925.06**		3,375.61
			49,704.77		44,507.01
PROFIT BEFORE INTEREST, DEPRECIATION, AMORTISATION AND IMPAIRMENT			**3,727.38**		10,813.83
Interest			**671.16**		334.88
Depreciation, amortisation and impairment	22		**1,444.52**		1,214.83
PROFIT BEFORE EXCEPTIONAL ITEMS, TAX AND MINORITY INTERESTS			**1,611.70**		9,264.12
Exceptional items					
Interest in Joint venture written off			**(121.80)**		–
Litigation settlement			–		(371.90)
PROFIT BEFORE TAX AND MINORITY INTERESTS			**1,489.90**		8,892.22
PROFIT BEFORE TAX AND MINORITY INTERESTS FROM CONTINUING OPERATIONS		**1,249.43**		8,625.68	
Provision for tax on continuing operations	23	**884.70**		(1,773.35)	
PROFIT AFTER TAX FROM CONTINUING OPERATIONS			**2,134.13**		6,852.33
Discontinued operations					
Profit before tax from operations		**240.47**		266.54	
Profit from sale of undertaking and a subsidiary		**454.95**		–	
Provision for tax	23	**(187.13)**		(107.73)	
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS			**508.29**		158.81
PROFIT AFTER TAX			**2,642.42**		7,011.14
Minority interests			**(25.35)**		(25.53)
PROFIT AFTER TAX AND MINORITY INTERESTS			**2,617.07**		6,985.61
Tax - earlier years :					
Current			**(61.78)**		11.24
			2,555.29		6,996.85
Transfer from :					
Foreign projects reserve			**30.65**		32.27
Profit & loss appropriation			**1,278.55**		–
Balance available for appropriation			**3,864.49**		7,029.12
APPROPRIATIONS					
Dividend					
Interim			**931.11**		929.45
Final (Proposed)			**2,235.55**		2,233.15
Tax on dividend			**447.83**		440.38
Transfer to :					
Foreign projects reserve			–		4.60
General reserve			**250.00**		3,421.54
			3,864.49		7,029.12
EARNINGS PER SHARE (Rs.)	24				
After exceptional items and including discontinued operations					
Basic			**6.87**		18.83
Diluted			**6.85**		18.74
Before exceptional items and excluding discontinued operations					
Basic			**5.70**		19.11
Diluted			**5.69**		19.01
SIGNIFICANT ACCOUNTING POLICIES	25				
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	26				

The schedules referred to above form an integral part of the consolidated financial statements.

This is the consolidated profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

VINOD CHANDIOK
Partner
Membership No. 10093

RAMESH L. ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : April 19, 2006

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

		Rs. Millions	
		2005	2004
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit before exceptional items, tax and minority interests	**1,611.70**	9,264.12
	Adjustments for :		
	Depreciation, amortisation & impairment	**1,444.52**	1,214.83
	Assets written off	**33.31**	41.05
	Deferred employees compensation	**32.68**	38.42
	Exchange gain	**(113.16)**	(81.84)
	Dividend income	**(0.26)**	(1.01)
	Loss on sale of fixed assets (Net)	**26.62**	11.23
	Reversal of provision for diminution in value of investments	**(11.07)**	–
	Interest expense	**671.16**	334.88
	Interest income	**(180.62)**	(253.62)
	Amounts written off	**82.07**	80.33
	Provision for doubtful debts and advances	**(223.09)**	134.16
		1,762.16	1,518.43
	Operating profit before working capital changes	**3,373.86**	10,782.55
	Adjustments for :		
	Inventories	**504.23**	(4,792.50)
	Sundry debtors / receivables	**163.92**	(4,008.14)
	Loans and advances	**160.00**	(1,072.41)
	Trade / Other payables	**(1,135.05)**	3,629.81
	Other current assets	**(627.57)**	2,027.71
		(934.47)	(4,215.53)
	Net cash generated from operating activities before exceptional items	**2,439.39**	6,567.02
	Exceptional items		
	Interest in Joint venture written off	**(121.80)**	–
	Litigation settlement	–	(371.90)
	Direct taxes paid (Net of refunds)	**(360.27)**	(2,190.20)
	Net cash from operating activities after exceptional items	**1,957.32**	4,004.92
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	**(9,204.08)**	(5,285.34)
	Consideration received from discontinued business	**1,236.10**	–
	Sale of fixed assets	**197.73**	27.21
	Purchase of investments	–	(15.69)
	Investment in subsidiary company	**(99.08)**	(3,400.01)
	Investment in Joint venture	**(622.70)**	–
	Short term deposit / secured loans	**5.68**	48.02
	Interest received	**175.92**	251.47
	Dividend received	**0.26**	1.01
	Net cash used in investing activities	**(8,310.17)**	(8,373.33)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	**135.53**	166.72
	Minority interest	**(14.57)**	14.07
	Proceeds from bank and other borrowings (Net)	**11,622.30**	2,677.42
	Interest paid	**(671.16)**	(334.88)
	Dividend paid	**(3,164.26)**	(3,157.83)
	Tax on Dividend	**(447.52)**	(412.69)
	Net cash from / (used) in financing activities	**7,460.32**	(1,047.19)
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,107.47**	(5,415.60)
	Cash and cash equivalents at the beginning	**1,256.85**	6,672.45
	Cash and cash equivalents at the end	**2,364.32**	1,256.85
Notes :			
	Cash and cash equivalents include :		
	Cash and cheques in hand and remittances in transit	**333.99**	249.28
	With banks in :		
	Current accounts [Net of dividend accounts Rs. 55.27 million (Previous year Rs. 68.81 million)]	**789.09**	595.31
	Deposit accounts [Net of pledged Rs. 10.44 million (Previous year 12.45 million)]	**1,241.24**	412.26
		2,364.32	1,256.85

This is the consolidated cash flow statement referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner
Membership No. 10093

Place : Gurgaon
Dated : April 19, 2006

TEJENDRA KHANNA
Chairman

RAMESH L ADIGE
Whole-time Director

RAM S. RAMASUNDAR
President & CFO

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

HARPAL SINGH
Director

MALVINDER MOHAN SINGH
CEO & Managing Director

VIVEK BHARAT RAM
Director

SUSHIL K. PATAWARI
Secretary

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

		Rs. Millions 2005	2004
SCHEDULE 1			
SHARE CAPITAL			
Authorised			
598,000,000 (Previous year 199,000,000 of Rs. 10 each)			
Equity shares of Rs. 5 each		**2,990.00**	1,990.00
100,000 (Previous year 100,000)			
Cumulative preference shares of Rs. 100 each		**10.00**	10.00
		3,000.00	2,000.00
Issued, subscribed and paid up			
372,442,190 (Previous year 185,890,742 of Rs. 10 each)			
Equity shares of Rs. 5 each fully paid		**1,862.21**	1,858.91
		1,862.21	1,858.91
SCHEDULE 2			
RESERVES AND SURPLUS			
Capital reserve		**66.58**	38.86
Amalgamation reserve		**43.75**	43.75
Revaluation reserve		**105.07**	107.27
Share premium *		**6,235.31**	6,054.54
Foreign projects reserve		**85.67**	116.32
Employee stock options outstanding		**76.26**	66.61
General reserve		**14,901.16**	14,651.24
Profit & loss appropriation		**1,253.95**	2,139.90
Foreign currency translation reserve			
Transitional adjustment	**(241.08)**		
Movement during the year	**78.36**	**(162.72)**	–
		22,605.03	23,218.49

*Includes Rs. 23.03 million (Previous year Rs. 22.89 million) transferred from Employees Stock Options Outstanding

	2005	2004
SCHEDULE 3		
SECURED LOANS		
Loans from banks	**5,427.48**	3,831.25
Deferred payment credits	**651.17**	8.00
	6,078.65	3,839.25
SCHEDULE 4		
UNSECURED LOANS		
Fixed deposits	–	1.03
Short term loans		
Banks	**12,329.76**	4,629.54
Others	–	33.61
	12,329.76	4,663.15
Long term loans		
Banks	**1,614.45**	–
Deferred sales tax credit	**19.76**	23.87
	13,963.97	4,688.05
SCHEDULE 5		
DEFERRED TAX LIABILITY / ASSET		
Deferred tax liability arising on account of :		
Depreciation, amortisation & impairment	**2,699.27**	1,908.47
	2,699.27	1,908.47
Deferred tax assets arising on account of :		
Provision for doubtful debts and advances	**259.43**	318.71
Tax losses carried forward	**2,341.85**	284.16
Retirement benefits	**100.05**	65.06
Others	**47.01**	168.73
	2,748.34	836.66

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 6

FIXED ASSETS — **Rs. Millions**

	Gross block					Accumulated Depreciation, amortisation & impairment	Net Block	
Description	2004	Additions	Deletions	Foreign exchange adjustment	**2005**	**2005**	**2005**	2004
Intangibles								
Goodwill	4,494.23	556.19	–	168.24	**5,218.66**	**576.28**	**4,642.38**	3,987.21
Trade marks, product licenses	1,877.45	286.23	102.58	81.71	**2,142.81**	**1,411.63**	**731.18**	735.19
Software	361.05	28.96	–	–	**390.01**	**229.49**	**160.52**	180.75
Product development	–	268.81	–	–	**268.81**	–	**268.81**	–
Non-compete	210.00	–	–	–	**210.00**	**140.00**	**70.00**	90.00
Tangibles								
Land	428.75	43.37	–	3.49	**475.61**	–	**475.61**	428.75
Buildings	2,613.10	1,359.84	33.31	87.96	**4,027.59**	**669.60**	**3,357.99**	2,105.09
Plant and machinery	12,054.14	3,387.05	434.64	98.44	**15,104.99**	**5,811.55**	**9,293.44**	7,066.98
Furniture and fixtures	765.16	403.70	124.10	6.92	**1,051.68**	**346.77**	**704.91**	465.67
Vehicles	310.97	126.64	94.04	2.43	**346.00**	**90.95**	**255.05**	225.22
Assets taken on lease								
Plant and machinery	1.19	–	–	–	**1.19**	**0.21**	**0.98**	1.10
Buildings	–	611.65	–	14.09	**625.74**	**36.53**	**589.21**	–
Equipments	4.69	37.79	–	0.59	**43.07**	**9.51**	**33.56**	1.67
Vehicles	11.41	5.44	3.12	0.42	**14.15**	**6.38**	**7.77**	6.50
Total	**23,132.14**	**7,115.67**	**791.79**	**464.29**	**29,920.31**	**9,328.90**	**20,591.41**	**15,294.13**
Previous year	16,532.97	6,682.41	83.24	–	23,132.14	7,838.01	15,294.13	

SCHEDULE 7

INVESTMENTS

	Country	Nature of investment	Face value	Numbers 2005	Numbers 2004	Rs. Millions 2005	Rs. Millions 2004
CURRENT							
Trust securities							
Other than trade - unquoted							
41,089 US64 Bonds of Rs. 100 each (6.75% Tax Free)						**4.11**	4.11
						4.11	4.11
LONG TERM							
Investments in government securities							
Other than trade - unquoted							
Indira Vikas patra						–	0.01
Investments in shares of companies (fully paid)							
Trade :							
Unquoted							
Nihon Pharmaceuticals Industry Co. Ltd.,*	Japan	Equity shares	Yen 500	–	32,000	–	27.06
Sidmak Laboratories (India) Limited	India	Equity shares	Rs. 10	**16,733**	16,733	**10.54**	10.54
Quoted							
Autobacs Seven Co.,Ltd #	Japan	Equity shares				**1.52**	–
						12.06	37.60
Other than trade :							
Quoted							
Fortis Financial Services Ltd.	India	Equity shares	Rs. 10	**353,250**	353,250	**14.49**	14.49
The Great Eastern Shipping Company Ltd.	India	Equity shares	Rs. 10	**500**	500	**0.03**	0.03
Sawai Pharmaceutical Co.,Ltd #	Japan	Equity shares				**0.48**	–
Unquoted							
Fortis Healthcare Limited	India	Equity shares	Rs. 10	**14,097,660**	14,097,660	**140.98**	140.98
Biotech Consortium India Ltd.	India	Equity shares	Rs. 10	**50,000**	50,000	**0.50**	0.50
Nimbua Greenfield (Punjab) Limited	India	Equity shares	Rs. 10	**50,000**	–	**0.50**	–
Tomita Pharmaceutical Co.,Ltd #	Japan	Equity shares				**1.44**	–
						158.42	156.00
						174.59	197.72
Less : Provision for diminution in value of long term investments						**2.87**	13.95
						171.72	183.77

* Became a joint venture during the year and proportionately consolidated (refer note 16(b) of schedule 26)

Held by Japanese joint venture "Nihon Pharmaceuticals Industry Co. Ltd."

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
	2005	2004
SCHEDULE 8		
INVENTORIES		
Stores and spares	**88.07**	79.71
Raw materials	**4,433.22**	4,877.05
Packaging materials	**605.46**	669.71
Finished goods	**6,509.92**	6,804.88
Work-in-process	**1,987.35**	1,919.59
	13,624.02	14,350.94
SCHEDULE 9		
SUNDRY DEBTORS		
(Considered good except where provided for)		
Secured	**247.51**	237.26
Unsecured	**11,365.64**	11,563.43
	11,613.15	11,800.69
Less : Doubtful and provided for	**209.63**	444.02
	11,403.52	11,356.67
SCHEDULE 10		
CASH AND BANK BALANCES		
Cash and cheques in hand	**27.16**	36.53
Remittances in transit	**286.02**	212.75
Balances with banks:		
Current accounts	**865.18**	664.12
Deposit accounts	**1,251.67**	424.71
Margin money accounts	**0.05**	1.32
	2,430.08	1,339.43
SCHEDULE 11		
OTHER CURRENT ASSETS		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**696.79**	587.43
Exchange gain accrued on forward contracts	**321.06**	105.64
Insurance claims	**144.84**	117.97
Interest accrued	**9.38**	4.68
Others	**111.71**	46.76
	1,283.78	862.48
Less : Doubtful and provided for	**33.92**	18.98
	1,249.86	843.50
SCHEDULE 12		
LOANS AND ADVANCES		
(Considered good except where provided for)		
Secured	**73.69**	79.37
Unsecured		
Advances recoverable in cash or in kind or for value to be received	**3,403.71**	3,682.83
Prepaid income-tax	**1,507.52**	3,685.42
	4,984.92	7,447.62
Less : Doubtful and provided for	**413.62**	417.26
	4,571.30	7,030.36
SCHEDULE 13		
CURRENT LIABILITIES		
Acceptances	**89.93**	68.27
Sundry creditors	**7,624.32**	9,908.71
Other liabilities	**2,885.71**	2,167.38
	10,599.96	12,144.36
SCHEDULE 14		
PROVISIONS		
Retirement benefits	**1,093.42**	857.51
Income-tax	**765.46**	2,840.83
Proposed dividend	**2,235.55**	2,233.15
Tax on proposed dividend	**313.53**	313.21
	4,407.96	6,244.70

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
SCHEDULE 15	**2005**	2004
OPERATING INCOME		
Sales and Services		
Sales	**51,880.43**	53,129.69
Less : Excise duty on sales	**860.96**	678.65
	51,019.47	52,451.04
Services	**16.62**	24.02
	51,036.09	52,475.06
Others		
Export incentives	**650.64**	850.38
Technology licensing income	–	191.36
Exchange gain (Net)	**547.35**	482.16
Sundries	**581.79**	513.04
	1,779.78	2,036.94
	52,815.87	54,512.00

SCHEDULE 16		
OTHER INCOME		
Interest	**180.62**	253.62
Dividend	**0.26**	1.01
Profit on sale of assets	**7.89**	2.55
Reversal of provision for diminution in the value of investment	**11.07**	–
Bad debts / advances recovered	**33.07**	17.53
Unclaimed balances and excess provisions	**255.51**	277.02
Miscellaneous	**127.86**	257.11
	616.28	808.84

SCHEDULE 17		
MATERIALS		
Raw materials consumed	**12,494.57**	12,701.57
Packaging materials consumed	**2,123.21**	1,980.54
Finished goods purchased	**7,367.73**	7,658.58
Increase in work-in-process and finished goods		
Opening stock		
Work-in-process	**1,919.59**	1,229.41
Finished goods	**6,804.88**	4,244.04
	8,724.47	5,473.45
Less :		
Closing stock		
Work-in-process	**1,987.35**	1,919.59
Finished goods	**6,509.92**	6,804.88
	8,497.27	8,724.47
Decrease / (Increase)	**227.20**	(3,251.02)
Materials consumed	**22,212.71**	19,089.67

SCHEDULE 18		
MANUFACTURING		
Power and fuel	**722.88**	646.76
Excise duty	**45.57**	100.26
Stores and spares consumed	**410.62**	423.68
Analytical charges	**49.07**	44.18
Processing charges	**802.23**	894.39
Royalty paid	**378.66**	896.51
Repairs and maintenance		
Factory buildings	**27.80**	35.73
Plant and machinery	**112.57**	122.34
	2,549.40	3,163.85

SCHEDULE 19		
PERSONNEL		
Salaries, wages and bonus	**5,838.42**	5,558.65
Contribution to provident and other funds	**443.22**	382.34
Workmen and staff welfare	**471.34**	402.89
Amortisation of deferred employees compensation	**32.68**	38.42
	6,785.66	6,382.30

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
SCHEDULE 20	**2005**	2004
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**429.85**	416.94
Rates and taxes	**273.87**	197.11
Regulatory filing fee	**477.63**	437.10
Printing and stationery	**115.71**	109.15
Insurance	**476.46**	488.70
Communication	**299.44**	271.00
Legal and professional charges	**1,912.36**	1,683.60
Travel and conveyance	**815.76**	852.68
Discounts	**232.39**	167.43
Freight, clearing and forwarding	**1,841.32**	1,936.04
Advertising and sales promotion	**3,533.34**	3,563.79
Repairs and maintenance	**233.92**	219.72
Recruitment and training	**125.91**	156.70
Conferences and meetings	**176.81**	163.83
Commission	**953.56**	852.67
Amounts written off	**82.07**	80.01
Assets written off	**33.31**	41.05
Provision for doubtful debts and advances	**13.36**	76.05
Loss on sale of fixed assets	**24.39**	11.88
Others	**1,180.48**	770.13
	13,231.94	12,495.58
SCHEDULE 21		
RESEARCH AND DEVELOPMENT EXPENDITURE		
Salaries, wages and bonus	**941.91**	682.88
Contribution to provident and other funds	**43.57**	42.96
Workmen and staff welfare	**44.51**	39.40
Materials and consumables	**1,596.42**	894.34
Power and fuel	**112.72**	75.41
Clinical trials	**1,652.37**	1,089.64
Rentals	**62.90**	60.27
Printing and stationery	**20.77**	23.42
Insurance	**22.45**	16.74
Communication	**52.29**	37.04
Legal and professional charges	**74.36**	90.53
Travel and conveyance	**68.81**	91.56
Others	**231.98**	231.42
	4,925.06	3,375.61
SCHEDULE 22		
DEPRECIATION, AMORTISATION AND IMPAIRMENT		
Depreciation		
Buildings	**87.96**	67.65
Plant and machinery	**842.19**	693.06
Furniture and fixtures	**82.14**	59.17
Vehicles	**36.87**	28.43
Assets taken on lease		
Plant and machinery	**0.12**	0.18
Buildings	**35.70**	–
Equipments	**6.55**	1.63
Vehicles	**3.89**	3.05
	1,095.42	853.17
Less : Transfer from revaluation reserves	**(2.20)**	(2.27)
	1,093.22	850.90
Amortisation		
Trade marks, product licenses & software	**273.62**	343.93
Non-compete	**20.00**	20.00
	293.62	363.93
Impairment		
Product licence	**57.68**	–
	1,444.52	1,214.83

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Rs. Millions	
SCHEDULE 23	**2005**	2004
PROVISION FOR TAX		
Current Income-tax	**401.03**	1,753.28
Deferred tax	**(1,098.60)**	127.80
	(697.57)	1,881.08

SCHEDULE 24

	2005	2004
EARNINGS PER SHARE		
Net profit attributable to equity shareholders including discontinued operations		
Profit after tax and minority interests	**2,617.07**	6,985.61
Add :		
Tax-earlier years	**(61.78)**	11.24
Net profit available	**2,555.29**	6,996.85
Net profit attributable to equity shareholders before exceptional items & discontinued operations		
Net profit available	**2,555.29**	6,996.85
Net profit from discontinued operations	**(695.42)**	(266.54)
Interest in Joint venture written off	**121.80**	–
Litigation settlement	–	371.90
Tax effect of above items	**140.85**	(3.84)
	2,122.52	7,098.37
No. of weighted average equity shares		
Basic	**372,216,805**	371,503,666
Effect of dilutive equity shares equivalent – stock options outstanding	**1,089,479**	1,849,060
Diluted	**373,306,284**	373,352,726
Nominal value of equity share (Rs.)	**5.00**	5.00
EARNINGS PER SHARE (Rs.)		
After exceptional items and including discontinued operations		
Basic	**6.87**	18.83
Diluted	**6.85**	18.74
Before exceptional items and excluding discontinued operations		
Basic	**5.70**	19.11
Diluted	**5.69**	19.01

Earnings per share for all period reported has been adjusted to reflect the share split from the face value of Rs. 10 each to Rs. 5 each.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

1. Nature of operations

Ranbaxy Laboratories Limited ("Parent Company"), a public limited company, together with its subsidiaries and joint ventures (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organization with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients. The Group is also engaged in the business of consumer healthcare products.

The Group presently has manufacturing facilities in seven countries, namely India, United States of America, Ireland, China, Malaysia, Nigeria and Vietnam. Their major markets include United States of America, India, Europe, CIS and South Africa. The United States of America remained the largest market and major products are Amoxy Clav, Isotretroin, Clindamycin, Minocycline and Cefuroxime Axetil. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, India.

The Parent Company's shares are listed for trading on the two leading stock exchanges in India and its Global Depository Receipts (covering equity shares of parent company) are listed on the Luxembourg Stock Exchange.

2. Basis of presentation

The financial statements have been prepared to comply with the mandatory Accounting Standards issued by the Institute of Chartered Accountants of India ('ICAI') and the relevant provisions of the Companies Act, 1956 (the 'Act'). The financial statements have been prepared under the historical cost convention on accrual basis. The accounting policies have been consistently applied by the Company unless otherwise stated.

3. Use of estimates

In preparing Group's financial statements in conformity with the accounting principles generally accepted in India, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period; actual results could differ from those estimates.

4. Principles of consolidation

The consolidated financial statements include the financial statements of the Parent Company, its subsidiaries and joint ventures (collectively referred to as "Group").

The consolidated financial statements have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and unrealized profits in full. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post-acquisition increase in the relevant reserves of the consolidated entities.

Proportionate share of interest in joint ventures has been accounted for by the proportionate consolidation method in accordance with Accounting Standard - 27 - Financial Reporting of Interests in Joint Ventures, issued by the ICAI.

The excess / deficit of cost to the Parent Company of its investment over its portion of net worth in the consolidated entities at the respective dates on which the investment in such entities was made is recognized in the financial statements as goodwill / capital reserve. The Parent Company's portion of net worth in such entities is determined on the basis of book values of assets and liabilities as per the financial statements of the entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant changes.

Entities acquired during the year have been consolidated from the respective dates of their acquisition.

The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the Parent Company for its separate financial statements.

5. New accounting standards

The Group has adopted the revised Accounting Standard - 11 - The Effects of Changes in Foreign Exchange rates (AS 11), issued by the ICAI, effective for the accounting periods commencing on or after April 1, 2004. The revised standard prescribes principles of classification and corresponding methodology for translation of financial statements of foreign operations.

In accordance with revised AS 11, the foreign subsidiaries Ranbaxy Holding U.K Limited, Ranbaxy Hong Kong Limited and Ranbaxy Netherlands B.V. have been identified as integral operations. The financial statements of the foreign integral subsidiaries are translated into Indian Rupees as follows:

- All monetary assets and liabilities are translated into Indian Rupees at the appropriate year-end exchange rates.
- Non-monetary assets, being investments and fixed assets, are translated using exchange rate at the date of their acquisition.
- Income and expenses are translated using the monthly average exchange rates in effect during the year being reported.
- The resulting net exchange differences from translation of items in the financials statements are reported as income and expenses for the year.

The foreign subsidiaries other than mentioned above are identified as non-integral subsidiaries and are translated into Indian Rupees as follows:

- All assets and liabilities are translated into Indian Rupees at the appropriate year-end exchange rates.
- Income and expenses are translated using the monthly average exchange rates in effect during the year being reported.
- The resulting exchange rate differences are reported as a component of reserve and surplus under the head Translation Reserve.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

The Group has adopted the Accounting Standard - 24 - Discontinuing operations (AS 24), issued by the ICAI, effective for the accounting periods commencing on or after April 1, 2004. The standard establishes principles for reporting information about discontinuing operations. The objective of the standard is to enhance the ability of the users of financial statements to make projections of an enterprise's cash flow, earning-generating capacity, and financial position by segregating information about discontinuing operations from information about continuing operations. Pursuant to the adoption of AS 24, the Group has classified its Allied Business portfolio, consisting of Fine Chemicals business, Animal Health Care business and Diagnostics business as discontinued operations.

The Group has adopted the Accounting Standard - 29 - Provisions, Contingent Liabilities and Contingent Assets (AS 29), issued by the ICAI, effective for the accounting periods commencing on or after April 1, 2004. The Standard requires that the appropriate recognition criteria and measurement bases are applied to provisions and contingent liabilities and that sufficient information is disclosed in the notes to the financial statements to enable users to understand their nature, timing and amount.

6. Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

7. Depreciation

Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective domestic laws.

Premium paid on perpetual leasehold land is charged to revenue on termination / renewal of lease agreements.

8. Intangibles

Trademarks and product licenses

Costs relating to trademarks and product licences, which are acquired, are capitalised and amortised on a straight-line basis over a period of 5 years.

Computer software

Software which is not an integral part of the related hardware, is classified as an intangible asset and is being amortised over a period of 6 years, being the estimated useful life.

Non-compete

Non-compete compensation is capitalised and amortised on a straight line basis over the life of the non-compete agreement.

Goodwill

Goodwill reflects the excess of the purchase price over the book value of net assets acquired. Goodwill arising on acquisition of subsidiaries / business is being tested for impairment on an annual basis.

Product Development

Cost incurred for acquiring rights for product under development are recognised as intangible assets and amortised on a straight-line basis over a period of 5 years from the date of regulatory approval. Subsequent expenditures on development of such products are added to the cost of intangibles.

9. Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the investments.

Profit / loss on sale of investments is computed with reference to their average cost.

10. Inventories

Inventories are valued as follows:

Raw materials, stores and spares and packaging materials

Lower of cost and net realizable value. However, materials and other items held for use in the production of finished goods are not written down below cost, if the products in which they will be incorporated are expected to be sold at or above cost. Cost is determined on a weighted average basis.

Finished goods

Lower of cost and net realizable value. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity. Cost of finished goods includes excise duty.

Work-in-process

At cost upto estimated stage of process. Cost includes direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Where duty paid / indigenous materials are consumed, in manufacture of products for export, prior to duty-free import of materials under the Advance License Scheme, the estimated excess cost of such materials over that of duty free materials is carried forward in the cost of raw materials and charged to revenue on consumption of such duty-free materials.

11. Expenditure on regulatory approvals

Expenditure incurred for obtaining regulatory approvals and registration of products for overseas markets and product acquisitions is charged to revenue.

12. Employees stock option plan

The accounting value of stock options representing the excess of the market price over the exercise price of the shares granted under "Employees Stock Option Scheme" of the Company, is amortised as "Deferred employees compensation" on straight-line basis over the vesting period in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

13. Revenue recognition

Revenue is recognised to the extent that it can be reliably measured and is probable that the economic benefits will flow to the Company.

Sale of Goods

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the customer and is stated net of trade discounts, excise duty, sales returns and sales tax.

Royalties, Technical know-how and Licensing income

Revenue is recognized on accrual basis in accordance with the terms of the relevant agreement.

Interest

Revenue is recognised on a time proportion basis taking into account the amount outstanding and the rate applicable.

Dividends

Revenue is recognised when the right to receive is established.

Chargebacks

In the United States, amongst our large customers are the major wholesalers who resell our products to third party customers like managed care organisations, drug store chains and pharmacies. A significant part of our gross revenues from such wholesalers are subject to various forms of rebates and allowances (known as "Chargebacks"), which are recorded as reductions from gross revenues. The computation of the estimate for expected chargebacks is complex and involves significant judgment based on historical experience and estimated wholesaler inventory levels, as well as expected sell-through levels by the wholesalers to indirect customers. The primary factors we consider in developing and evaluating our provision for chargebacks include the average historical chargeback credits and an estimate of the inventory held by our wholesalers, based on internal analysis of wholesaler's historical purchases and contract sales.

14. Export benefits/incentive

Export entitlements under the Duty Entitlement Pass Book ("DEPB") Scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made.

Obligations / entitlements on account of Advance Licence Scheme for import of raw materials are accounted for on purchase of raw materials and / or export sales.

15. Research and development

Revenue expenditure incurred on research and development is charged to profit and loss account in the year it is incurred.

Capital expenditure is included in the respective heads under fixed assets.

16. Foreign exchange translations

Indian Rupee is the reporting currency for the Group. However, the local currencies of overseas subsidiaries and joint ventures are different from the reporting currency of the Group. The translation of local currencies into Indian Rupee is performed for assets and liabilities (excluding share capital, opening reserves and surplus), using the exchange rate as at the balance sheet date, for revenues, costs and expenses using weighted average exchange rate during the reporting period. Share capital and opening reserves and surplus are carried at historical cost. Resultant currency translation exchange gain/ loss is carried as foreign currency translation reserve under reserves and surplus. Investments in foreign entities are recorded at the exchange rates prevailing on the date of making the investments.

Income and expenditure items of integral foreign operations are translated at the monthly average exchange rate of their respective foreign currencies. Monetary items at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Transactions in foreign currencies are recorded by the reporting entities in their local currency at the rates prevailing on the date of the transaction. Monetary items denominated in foreign currency are restated at the rate prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year, or reported in the previous financial statements, are recognised as income or expenses in the year in which they arise, except for exchange differences arising on loans denominated in foreign currencies utilized for acquisition of fixed assets from outside India, where the exchange gains / losses are adjusted to the cost of such assets.

The exchange differences arising on forward contracts other than those entered into to hedge the foreign currency risk of firm commitments or highly probable forecast transactions are recognized in the period in which they arise based on the difference between i) foreign currency amount of the contract translated at the exchange rate on the reporting date and ii) the same foreign currency amount translated at the later of the date of inception of the forward exchange contract or the last reporting date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract.

The premium or discount arising at the inception of the forward contracts entered into to hedge the foreign currency risk of firm commitments or highly probable forecast transactions is amortised as expense or income over the life of the contract.

Any profit or loss arising on cancellation or renewal of forward exchange contracts is recognized as income or expense for the year.

17. Retirement benefits

Provisions for liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation made by an independent actuary as at the balance sheet date.

Contributions in respect of provident fund, superannuation and gratuity are made to Trust set up by the Company for the purpose and charged to profit and loss account.

18. Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average numbers of equity shares outstanding during the period are adjusted for events of bonus issue and share split.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

19. Taxes on income

Provision for tax for the year comprises estimated current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable and accounting income that originate in one period and are capable of reversal in one or more subsequent periods and is calculated in accordance with the relevant domestic tax laws. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

20. Contingent liabilities

Depending on the facts of each case and after due evaluation of relevant legal aspects, the Company creates a provision when there is a present obligation as a result of a past event where the out flow of economic resources is probable and a reliable estimate of the amount of obligation can be made. The disclosure is made for all possible or present obligations that may but probably will not require out flow of resources as contingent liabilities in the financial statements.

21. Impairment of assets

The Company on an annual basis makes an assessment of any indicator that may lead to impairment of assets. If any such indication exists, the Company estimates the recoverable amount of the assets. If such recoverable amount is less than the carrying amount, then the carrying amount is reduced to its recoverable amount by treating the difference between them as impairment loss and is charged to profit and loss account.

22. Lease accounting

i) Assets acquired on lease where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Such assets are capitalised at the inception of the lease at the lower of fair value or the present value of minimum lease payments and a liability is created for an equivalent amount. Each lease rental paid is allocated between the liability and the interest cost, so as to obtain a constant periodic rate of interest on the outstanding liability for each period.

ii) Operating lease payments are recognised as an expense in the profit and loss account on a straight line basis over the lease term.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Share capital**

   a] Share capital includes:

   (i) 293,698,988 (Previous year 146,849,494 Equity shares of Rs. 10 each) Equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalisation out of share premium and reserves.

   (ii) 6,562,308 (Previous year 3,281,154 Equity shares of Rs. 10 each) Equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.

   b] Outstanding stock options for equity shares of the Parent Company under the "Employees' Stock Option Scheme":

Date of grant	Exercise price Rs.		2005 Numbers**		2004 Numbers**	
January 12, 2001*	336.50	(210.31)	**126,996**	**(203,194)**	202,312	(323,700)
December 3, 2001*	297.50	(185.94)	**282,626**	**(452,202)**	406,856	(650,970)
April 1, 2002*	372.50	(232.81)	**455,142**	**(728,227)**	623,600	(997,760)
February 7, 2003	283.50	–	**1,167,974**	–	1,443,802	–
August 18, 2003	350.50	–	**–**	–	800	–
January 12, 2004	496.00	–	**2,003,450**	–	2,362,250	–
January 17, 2005	538.50	–	**2,668,650**	–	–	–
			6,704,838	**(1,383,623)**	5,039,620	(1,972,430)

   * The adjusted outstanding options and their adjusted exercise price in accordance with the Employees Stock Options Scheme of the Company consequent to issue of bonus shares on October 11, 2002, are given in the parenthesis.

   ** Consequent to the sub-division of Equity shares of the Company from face value of Rs. 10 each to Rs. 5 each effective on August 1, 2005, the numbers of the outstanding stock options has been doubled.

2. **Secured loans:**

   Loans under different categories are secured against certain assets, property, equipment and other immovable property, inventories and receivable of the parent company or concerned subsidiary.

3. Pursuant to the adoption of AS-11 (Revised 2003) "The Effects of Changes in Foreign Exchange rates", the Group has classified its foreign operations into integral and non-integral based on the criteria laid down in the revised standard. Pursuant to such classification, the net exchange difference arising from the translation of opening balances and fixed assets pertaining to non-integral operations for the purpose of consolidation aggregating to Rs. (241.08) million has been adjusted in Foreign currency translation reserve under Reserves and surplus as an opening translation adjustment.

		Rs. Millions	
		2005	2004
4.	**Loans due within one year**	**16,925.84**	6,892.01
5.	**Fixed assets**		
	Land includes:		
	a] cost of leasehold land Rs. 201.63 million (Previous year Rs. 202.09 million).		
	b] cost of freehold land Rs. 45.15 million (Previous year Rs. 27.06 million) pending registration in the name of the Company.		
6.	**Investments**		
	Quoted		
	Aggregate book value (Net of provision)	**13.65**	1.07
	Market value	**16.65**	8.40
	Unquoted		
	Aggregate book value (Net of provision)	**158.07**	182.70
7.	**Exchange gain on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**104.92**	68.43
8.	**Deposit accounts with banks include pledged with Government Authorities and others**	**10.44**	12.45

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

	Rs. Millions 2005	Rs. Millions 2004
9. Remuneration to directors of Parent Company*		
Salaries and allowances	**48.89**	40.83
Contribution to provident and other funds #	**4.00**	3.29
Directors' fee	**2.37**	2.97
Commission	**28.87**	56.78
Perquisites	**7.76**	12.46
	91.89	116.33

* Exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis) and amortisation of deferred employees compensation on grant of stock options under "Employees' Stock Option Scheme" of the Company.

Exclusive of pension paid / payable to a non-executive director for the services rendered in earlier years as a whole-time director / employee Rs. 2.29 million (Previous year Rs. 2.29 million).

Excludes Rs. 12.80 million paid in year 2004 as gratuity to a director upon his separation by the gratuity trust set up by the Company.

	Rs. Millions 2005	Rs. Millions 2004
10. Contingent liabilities		
Claims not acknowledged as debts*	**1,028.46**	971.65
Indirect taxes*	**206.12**	206.53
Guarantees to banks/others on account of joint ventures	**24.90**	5.31
Bills purchased / discounted under letters of credit	–	3.23

*Rs. 311.70 million (Previous year 301.19 million) deposited under protest.

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

	2005	2004
11. Estimated amount of contracts remaining to be executed on capital account and not provided for, net of advances	**589.20**	2,068.53

12. Leases

Finance lease :

a] The Group has acquired assets under finance lease comprising mainly of land, buildings and vehicles. The minimum lease rentals and the present value of minimum lease payments as at December 31, 2005 and 2004, are under mentioned:

	2005	2004
a) Minimum lease payments outstanding	**790.60**	10.72
b) Present value of minimum lease payments	**651.17**	8.00

c) **Amounts due**

	Minimum lease payments Rs. Millions 2005	Minimum lease payments Rs. Millions 2004	Present value of minimum lease payments Rs. Millions 2005	Present value of minimum lease payments Rs. Millions 2004
(i) not later than one year	**116.64**	5.42	**85.91**	3.61
(ii) later than one year but not later than five years	**306.60**	5.30	**260.08**	4.39
(iii) later than five years	**367.36**	–	**305.18**	–

Operating lease

b) The Group has leased various commercial premises and other facilities under non-cancelable operating lease. The future lease payments in respect of these are as follows:

Minimum lease payments:	**Rs. Millions**
a. not later than one year	**137.69**
b. later than one year but not later than five years	**210.05**
c. later than five years	**123.06**
Total	**470.80**

The lease expense recognised during the year amounted to Rs. 313.83 million

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

13. Related party disclosures

a] Relationship:

Key management personnel	Relatives*	Entities over which significant influence is exercised
Mr. Malvinder Mohan Singh	Mrs. Nimmi Singh, mother	Fortis Healthcare Ltd. SRL Ranbaxy Ltd. International Hospitals Ltd. Religare Securities Limited (Formerly Fortis Securities Limited)
Dr. Brian W Tempest		–
Mr. Ram S. Ramasundar		–
Mr. Ramesh L Adige		–

* Relatives of key management personnel with whom the Company had transactions during the year.

b] The following transactions were carried out with related parties in the ordinary course of business.

	Rs. Millions	
	2005	2004
(i) Joint Ventures		
Sale of finished goods	**6.76**	–
Balance at the end of the year:		
Receivables	**6.73**	–
(ii) Key management personnel and their relatives		
Remuneration to key management personnel	**75.63**	141.81
Rent paid	–	1.53
House rent allowance	**2.40**	2.40
Pension	**2.03**	2.03
Medical reimbursement	*	*
Security deposits:		
Received	–	0.18
Balance at the end of the year:		
Security deposits	–	0.32

* Rounded off to Nil. Rs. 1,250 (Previous year Rs. 2,150)

	2005	2004
iii) Entities over which significant influence is exercised		
Purchase of materials / finished goods	–	3.23
Sale of finished goods	**1.99**	7.08
Sale of fixed assets	**1.00**	–
Services availed	**22.27**	10.50
Purchase of investments	–	15.68
Balance at the end of the year:		
Other receivables	**1.52**	1.66
Payables	**0.06**	8.45

14. Segment information

Business segments

For management purposes, the Group reviews the performance on the basis of business units identified as Pharmaceuticals and Other businesses, which are reportable segments.

Pharmaceuticals segment comprise of manufacture and trading of Formulations, Active Pharmaceuticals Ingredients (API) and Intermediate, Generics, Drug Discovery and Consumer Health Care products.

Other businesses comprise of manufacture of Laboratory chemicals, manufacture and trading of Animal Health Care products and chartering of aircrafts. The Group has divested the business of Laboratory chemicals and manufacture and trading of Animal Health Care products during the year.

Geographic Segments

The Group's business is organised into four key geographic segments. Revenues are attributable to individual geographic segments based upon the location of the customers.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Other Information

All segment revenues, expenses, assets and liabilities are directly attributable to the segments and disclosed accordingly. Segment revenues, expenses and results include transfers between business segments. Inter-segment transfers are accounted for at selling price to the transferring segment. Such transfers are eliminated on consolidation.
The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure of individual segments.

Segment information disclosures as required under accounting standard on "Segment Reporting" issued by Institute of Chartered Accountants of India.

a] Primary segment information

Rs. Millions

	Pharmaceuticals		Others		Segment Total		Elimination		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
REVENUE										
External revenue	**51,343.06**	53,072.25	**1,472.81**	1,439.75	**52,815.87**	54,512.00	**-**	-	**52,815.87**	54,512.00
Inter segment revenue	**23.48**	50.02	**33.89**	37.21	**-**	-	**(57.37)**	(87.23)	**-**	-
Total revenue	**51,366.54**	53,122.27	**1,506.70**	1,476.96	**52,873.24**	54,599.23	**(57.37)**	(87.23)	**52,815.87**	54,512.00
RESULTS										
Total segment results	**1,501.01**	8,642.97	**211.96**	220.71	**1,712.97**	8,863.68	**-**	-	**1,712.97**	8,863.68
Interest expense									**(671.16)**	(334.88)
Interest income									**180.62**	253.62
Exceptional items									**(121.80)**	(371.90)
Income from sale of undertaking									**454.95**	-
Unallocated corporate income net of expenses									**389.27**	481.70
Income taxes									**697.57**	(1,881.08)
Profit after tax									**2,642.42**	7,011.14
OTHER INFORMATION										
Segment assets	**57,142.78**	47,711.46	**102.30**	1,007.73	**57,245.08**	48,719.19	**-**	-	**57,245.08**	48,719.19
Unallocated assets									**5,140.65**	5,391.81
Total assets									**62,385.73**	54,111.00
Segment liabilities	**11,588.69**	12,739.53	**17.19**	177.12	**11,605.88**	12,916.65	**-**	-	**11,605.88**	12,916.65
Unallocated liabilities									**26,309.84**	16,088.66
Total liabilities									**37,915.72**	29,005.31
Capital Expenditure	**9,694.10**	8,335.94	**141.51**	217.03	**9,835.61**	8,552.97	**-**	-	**9,835.61**	8,552.97
Depreciation, Amortisation & Impairment	**1,424.59**	1,196.27	**19.93**	18.56	**1,444.52**	1,214.83	**-**	-	**1,444.52**	1,214.83
Non cash expenses other than Depreciation, Amortisation & Impairment	**185.54**	277.47	**1.83**	6.06	**187.37**	283.53	**-**	-	**187.37**	283.53
Unallocated non-cash expenses									**0.67**	22.31
									188.04	305.84

b] Secondary segment information - Geographical

Rs. Millions

	India		Europe		North America		Asia Pacific	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Segment revenue	**12,650.86**	12,272.75	**11,583.19**	10,575.59	**15,096.61**	19,938.33	**5,184.06**	4,646.31
Segment assets	**30,872.61**	29,229.18	**8,681.38**	8,603.43	**13,881.58**	10,755.99	**-**	-
Capital expenditure	**6,348.00**	4,257.72	**831.17**	3,732.36	**2,229.24**	420.49	**-**	-

15. Share Split

Pursuant to the approval granted by the shareholders at the Annual General Meeting held on June 30, 2005, the equity share of face value of Rs. 10 each has been sub-divided in two equity shares of Rs. 5 each effective August 1, 2005. Accordingly, the numbers of equity shares have been increased proportionately.

16. a] Acquisition of additional ownership interest in Ranbaxy Farmaceutica Ltda., Brazil

As of December 31, 2004, Ranbaxy Netherlands B.V. ("RNBV") held 70 percent of the outstanding equity shares of Ranbaxy Farmaceutica Ltda. ("RFL"). During the year ended December 31, 2005, RNBV acquired an additional 10 percent of the equity shares, resulting in a total holding of 80 percent at an aggregate consideration of

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Rs. 87.36 million. This acquisition has been accounted for under the purchase method and excess of purchase price over the aggregate of the proportionate book value of the net assets acquired amounting to Rs. 83.10 million has been recorded as goodwill.

b] Additional equity stake in Nihon Pharmaceutical Industry Co., Ltd.

During the year ended December 31, 2005 RNBV has acquired 128,000 shares of common voting stock of Nihon Pharmaceutical Industry Co., Ltd. (NPI), a joint venture between Ranbaxy and Nippon Chemiphar Co. Ltd. (NC). This acquisition has resulted in a total holding of 50 percent by RNBV of the voting stock of NPI, from the earlier 10 percent. RNBV has paid an aggregate consideration of Rs. 714.80 million. This acquisition has been accounted for under the purchase method and excess of purchase price over the aggregate of the proportionate book value of the net assets acquired amounting to Rs. 473.08 million has been recorded as goodwill.

17. Events occurring after the balance sheet date

a. Acquisitions

On March 29, 2006, Ranbaxy Netherlands B.V., signed a definitive agreement for the acquisition of Terapia S.A., a Romanian company engaged in the business of manufacturing generic pharmaceuticals, for a consideration of approximately Rs. 14,486 million. This transaction will be accounted for under the purchase method. During the year ended December 31, 2005, the acquired company earned revenues of approximately Rs. 3,524.23 million. The major product lines of the acquired company include Cardiovascular, Respiratory, Musculoskeletal and Anti-infectives.

On February 14, 2006, RNBV acquired Ethimed NV, a generic pharmaceuticals company in Belgium. Further, on April 1, 2006, the Company acquired substantial assets of the unbranded generic business of Allen S.p.A, a division of GlaxoSmithKline, in Italy, through its Italian subsidiary, Ranbaxy Italia S.p.A.

b. Foreign currency convertible bond offering

On March 17, 2006, the Company issued US $ 440,000,000 zero coupon convertible bonds (the "Bonds") listed in the Singapore Stock Exchange. Unless previously redeemed, converted or purchased and cancelled, the Bonds are convertible at any time on or after April 27, 2006 up till March 8, 2011 into fully paid equity shares of par value of Rs. 5 each which may be represented by Global Depositary Shares (the "GDS"), with each GDS representing one share at a conversion price of Rs. 716.32 per share with a fixed rate of exchange of Rs. 44.15 per US $ 1.00. The conversion price is subject to adjustments in certain circumstances. At any time on or after March 18, 2009, on and prior to February 6, 2011, the Company may, subject to certain conditions, redeem the bonds in whole but not in part at their early redemption amount as defined in the terms and conditions of the Bonds. Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed in US dollars on March 18, 2011 at 126.765 percent of their principal amount.

c. Serious Fraud Office case

Though Ranbaxy UK Limited ("RUKL") has not received official notice of criminal proceeding being brought against it by Serious Fraud Office, UK for alleged anti-competitive conduct in connection with the supply of penicillin-based antibiotics between 1996 and 2000, the Company is aware of the same through media reports. RUKL, if found guilty will be subject to a fine. However, management does not consider it necessary to make any provision against such proceedings.

Earlier in March 2005, RUKL had reached a final settlement of claims brought against it by Department of Health, Prescription Pricing Authority, UK and others in connection with supply of generic drugs to National Health Services, UK (NHS), whereby it had agreed to compensate NHS for Rs. 371.90 million, without admission of liability.

18. Discontinued operations

During the year, the Company divested its Allied Business portfolio, consisting of Fine Chemicals business, Animal Health Care Business and Diagnostics business.

The Allied business portfolio was sold for a net selling price of Rs. 1,246.72 million constituting of Rs. 1,096.72 million in cash and Rs. 150 million as 7 percent loan for a period of 5 years. The Company has recognised a gain of Rs. 454.95 million under "Profit from sale of undertaking" from divestment of Allied Business Portfolio.

The entire sales consideration was received in cash by the balance sheet date except for the amount of Rs. 28.64 million to be kept in the escrow account as per the agreement.

Prior to sale, the Allied Business portfolio was reported as a part of "Others" business segment.

The Company has classified the assets, liabilities and results of operations for the Allied business portfolio as discontinued

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

operations in accordance with AS 24. The following table reflects the carrying values of the primary components of the business.

Description	Rs. Millions 2004
Property, plant and equipment	189.90
Accounts receivable net of allowances	275.62
Inventory	393.76
Other assets	129.39
Total assets	**988.67**
Accounts payable	108.28
Other liabilities	83.78
Net assets	**796.61**

In 2005, the Company decided to close its joint venture "Thembalami Pharmaceuticals (Pty.) Ltd." in South Africa. The process for liquidation of the joint venture has been initiated and is likely to be completed in 2006. The joint venture is dormant with no net worth.

19. Interest in Joint venture written off for Rs. 121.80 million represents share of loss in joint venture "Ranbaxy Signature, LLC" which is not recoverable consequent to discontinuation of promotion of products of joint venture.

20. Consolidated financial statements comprise the financial statements of the Parent Company, its subsidiaries and joint ventures listed below:

Subsidiary	Country of incorporation	Effective group shareholding (%)
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	India	100.00
Ranbaxy Drugs Limited	India	100.00
Ranbaxy Fine Chemicals Limited #	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Vidyut Investments Limited	India	100.00
Ran Air Services Limited (Formerly Vidyut Travel Services Limited)	India	100.00
Ranbaxy (Netherlands) B.V. ("RNBV")	Netherlands	100.00
Ranbaxy N.A.N.V	Netherlands	100.00
Ranbaxy (S.A.) (Proprietary) Limited	South Africa	100.00
Ranbaxy Inc. (Formerly Ranbaxy Pharmaceuticals, Inc)	United States of America	100.00
Ranbaxy Pharmaceuticals, Inc	United States of America	100.00
Ranbaxy USA, Inc	United States of America	100.00
Ohm Laboratories, Inc	United States of America	100.00
Ranbaxy Laboratories Inc	United States of America	100.00
Ranbaxy Holdings (UK) Limited	United Kingdom	100.00
Ranbaxy (UK) Limited	United Kingdom	100.00
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Egypt (L.L.C.)	Egypt	100.00
Ranbaxy Poland S.P. Zoo.	Poland	100.00
Ranbaxy Pharmaceuticals B.V.	Netherlands	100.00
Ranbaxy Europe Limited	United Kingdom	100.00
Basics GmbH	Germany	100.00
Ranbaxy Do Brasil Ltda.	Brazil	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Ranbaxy Pharmacie Generiques SAS (Formerly RPG (Aventis) S.A.)	France	100.00

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Subsidiary	Country of incorporation	Effective group shareholding (%)
Office Pharmaceutique Industriel et Hospitalier SARL ("OPIH SARL")	France	100.00
Ranbaxy France SAS #	France	100.00
Ranbaxy PRP (Peru) S.A.C.	Peru	100.00
Laboratorios Ranbaxy, S.L.	Spain	100.00
ZAO Ranbaxy	Russia	100.00
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00
Ranbaxy Australia Pty. Ltd	Australia	100.00
Ranbaxy Italia S.p.A	Italy	100.00
Ranbaxy Hungary Kft	Hungary	100.00
Ranbaxy Mexico S.A. de C.V.	Mexico	100.00
Ranbaxy Pharmaceuticals Canada Inc	Canada	100.00
Unichem Distributors Ltd.	Thailand	99.96
Bounty Holdings Company Limited	Thailand	99.30
Unichem Pharmaceuticals Limited	Thailand	98.50
Gufic Pharma Limited	India	98.00
Ranbaxy Unichem Company Limited (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	88.56
Ranbaxy Nigeria Limited	Nigeria	84.89
Ranbaxy (Guangzhou China) Limited	China	83.00
Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy S.P. Medicamentos Ltda)	Brazil	80.00
Ranbaxy Signature, LLC	United States of America	67.50
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	68.05
Sonke Pharmaceuticals (Proprietary) Limited	South Africa	100.00
Joint Venture		
Nihon Pharmaceutical Industry Co., Ltd	Japan	50.00
Thembalami Pharmaceuticals (Pty.) Ltd.	South Africa	50.00

disposed off during the year

21. Previous year figures

Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current year.

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

TEJENDRA KHANNA
Chairman

DR. BRIAN W. TEMPEST
Chief Mentor & Executive Vice Chairman

MALVINDER MOHAN SINGH
CEO & Managing Director

VINOD CHANDIOK
Partner
Membership No. 10093

RAMESH L ADIGE
Whole-time Director

HARPAL SINGH
Director

VIVEK BHARAT RAM
Director

RAM S. RAMASUNDAR
President & CFO

SUSHIL K. PATAWARI
Secretary

Place : Gurgaon
Dated : April 19, 2006

FOR THE YEAR ENDED DECEMBER 31, 2005

	Closing exchange rate against Indian Rupee *as on* December 31, 2005	Rs. Millions									
		Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment subsidiaries)*	Turnover	Profit before taxation	Provision for taxation	Profit after taxation	Proposed dividend
Solus Pharmaceuticals Ltd.	–	30.01	(4.13)	32.80	6.93	–	34.65	2.03	0.77	1.26	–
Rexcel Pharmaceuticals Ltd.	–	10.00	38.17	78.60	30.42	–	107.70	6.64	3.23	3.41	–
Vidyut Investments Ltd.	–	250.08	75.47	679.87	354.31	–	–	43.39	2.74	40.65	–
Ran Air Services Ltd. (Formerly Vidut Travel Services Limited)	–	10.00	(5.73)	63.37	59.10	–	16.62	(2.52)	(1.82)	(4.34)	–
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	–	62.00	1.30	64.12	0.82	34.30	–	1.93	0.61	1.32	–
Ranbaxy Drugs Ltd.	–	31.00	(0.38)	33.68	3.06	31.00	–	(0.01)	–	(0.01)	–
Gufic Pharma Ltd.	–	0.50	0.65	1.93	0.78	–	–	0.35	0.03	0.32	–
Ranbaxy (Guangzhou China) Ltd., China	**5.5863**	364.51	(229.87)	449.36	314.72	–	579.50	(17.26)	–	(17.26)	–
Ranbaxy (Netherlands) B.V. (Consolidated), Netherlands	**45.0700**	2,478.98	2,351.59	21,734.37	16,903.80	384.20	25,032.25	(1,528.42)	364.02	(1,164.39)	–
Ranbaxy Nigeria Ltd., Nigeria	**0.3505**	14.02	120.83	424.39	289.54	–	874.91	81.03	25.95	55.08	7.01
Ranbaxy (Hong Kong) Ltd., (Consolidated), Hongkong	**45.0700**	13.95	(48.31)	0.92	35.28	–	0.11	(1.59)	–	(1.59)	–
Bounty Holdings Company Ltd., Thailand	**1.0958**	6.03	(5.98)	0.09	0.04	–	–	(0.06)	–	(0.06)	–
Ranbaxy Unichem Company Ltd., Thailand	**1.0958**	109.58	39.28	195.03	46.17	0.40	344.08	54.43	16.14	38.29	4.38
Unichem Pharmaceuticals Ltd., Thailand	**1.0958**	4.38	(4.51)	0.15	0.27	–	–	(0.06)	–	(0.06)	–
Ranbaxy Malaysia Sdn. Bhd., Malaysia	**11.9233**	95.39	239.44	567.67	232.84	–	627.33	128.08	20.51	107.57	13.43
Ranbaxy Pharmacie Generiques SAS (Consolidated), France	**53.4321**	398.31	161.30	1,618.13	1,653.66	–	3,371.81	(140.78)	(69.02)	(71.76)	–

FINANCIAL DETAILS OF THE SUBSIDIARY COMPANIES (Contd.)
FOR THE YEAR ENDED DECEMBER 31, 2005

***Detail of Investments**

Name of the subsidiary	Particulars	Nature of investments	Face value	Numbers	Amount (Rs. Millions)
Ranbaxy Drugs and Chemicals Company	Sidmak Laboratories (India) Limited	Equity shares	Rs. 100	16,733	34.30
Ranbaxy Drugs Limited	Ranbaxy Drugs and Chemicals Company	Equity shares	Rs. 10	3,100,000	31.00
Ranbaxy (Netherlands) B.V. (Consolidated), Netherlands	Nihon Pharmaceticals Industry Co. Ltd., Japan	Equity shares	Yen 500	160,000	366.92
	Ranbaxy (Guangzhou China) Limited, China	Capital contribution			17.28
Ranbaxy Unichem Company Limited, Thailand	Bounty Holding Co., Limited, Thailand	Ordinary shares			0.07
	Unichem Distributors Limited Partnership, Thailand	Capital contribution			0.33

Note:

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the subsidiary companies have not been attached with Annual Report of the Company. The Company will make available these document and the related details upon request by any investor of the Company and of its subsidiary. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, Devika Tower, 6 Nehru Place, New Delhi - 110 019, and that of the subsidiary companies concerned.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Ranbaxy Laboratories Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Ranbaxy Laboratories Limited and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ranbaxy Laboratories Limited and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON

New Delhi, India
May 2, 2006

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(All amounts in Rupees Million, unless otherwise stated)

	As at December 31,	
	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	**2,286.33**	1,246.05
Restricted cash	**64.79**	80.44
Accounts receivable, net of allowances	**11,237.96**	11,387.89
Inventories	**13,539.97**	14,440.52
Deferred income taxes	**1,806.51**	1,474.19
Income taxes recoverable	**1,558.02**	3,689.79
Other current assets, net of allowances	**3,416.30**	4,456.87
Total current assets	**33,909.88**	36,775.75
Property, plant and equipment, net	**17,325.11**	10,560.95
Deferred income taxes, net of allowances	**1,803.44**	268.81
Investment securities	**423.21**	181.22
Goodwill, net	**4,379.95**	3,831.37
Intangible assets, net	**1,334.19**	1,494.70
Other assets	**670.96**	329.91
Total assets	**59,846.74**	53,442.71
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Borrowings from banks and financial institutions	**13,748.02**	4,479.65
Current portion of long term debt	**3,142.86**	2,415.97
Accounts payable	**7,357.27**	8,301.76
Income taxes payable	**765.14**	2,460.16
Accrued expenses	**2,085.65**	2,354.63
Other current liabilities	**1,346.42**	1,757.93
Total current liabilities	**28,445.36**	21,770.10
Long-term debt, excluding current portion	**3,116.74**	1,631.99
Deferred revenues	**138.96**	23.00
Deferred income taxes	**1,600.33**	1,041.86
Other liabilities	**958.71**	724.58
Total liabilities	**34,260.10**	25,191.53
Minority interest	**164.72**	182.87
Commitments and contingencies (See Note K, L, S and V)		
Stockholders' equity		
Common stock, Rs. 5.00 par value, 598,000,000 equity shares authorized, 372,442,190 and 371,781,484 equity shares issued and outstanding at December 31, 2005 and 2004, respectively	**1,862.21**	1,858.91
Additional paid in capital	**6,388.29**	6,274.22
Deferred stock-based compensation	**(73.93)**	(124.78)
Retained earnings	**17,036.85**	19,869.63
Accumulated other comprehensive income	**208.50**	190.33
Total stockholders' equity	**25,421.92**	28,068.31
Total liabilities and stockholders' equity	**59,846.74**	53,442.71

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in Rupees Million, unless otherwise stated)

	Year Ended December 31,	
	2005	2004
Revenues		
Product sales	**50,468.67**	51,875.16
Service revenue	**273.75**	697.25
Other operating revenue	**856.11**	966.28
	51,598.53	53,538.69
Cost of sales (excluding depreciation and amortization)	**27,143.85**	24,337.06
Gross profit	**24,454.68**	29,201.63
Operating expenses		
Selling, general and administrative expenses	**17,274.06**	15,767.63
Research and development expenses	**5,055.33**	3,504.51
Depreciation and amortization	**1,718.00**	1,486.78
Litigation settlement	–	371.90
Foreign exchange loss / (gain)	**978.98**	(657.16)
Total operating expenses	**25,026.37**	20,473.66
Operating (loss) / income	**(571.69)**	8,727.97
Equity in gain / (loss) of affiliate	**4.71**	(4.15)
Interest expense	**(669.60)**	(332.94)
Interest income	**173.99**	252.89
Other income	**300.49**	348.17
(Loss)/income from continuing operations before income taxes, discontinued operations and minority interest	**(762.10)**	8,991.94
Income taxes on continuing operations	**(1,020.91)**	1,616.53
Income from continuing operations before discontinued operations and minority interest	**258.81**	7,375.41
Minority interest	**(26.38)**	(33.54)
Income from continuing operations	**232.43**	7,341.87
Income from discontinued operations, net of tax effect of Rs. 79.41 million and Rs. 89.64 million, respectively	**161.88**	154.42
Gain from disposal of discontinued operations, net of tax effect of Rs. 107.00 million	**384.72**	–
Net income	**779.03**	7,496.29
Earnings per equity share		
Basic		
Continuing operations	**Rs. 0.62**	Rs. 19.76
Discontinued operations	**Rs. 1.47**	Rs. 0.42
Net income	**Rs. 2.09**	Rs. 20.18
Diluted		
Continuing operations	**Rs. 0.62**	Rs. 19.66
Discontinued operations	**Rs. 1.47**	Rs. 0.41
Net income	**Rs. 2.09**	Rs. 20.07
Weighted average number of equity shares used in computing earnings per equity share		
Basic	**372,216,805**	371,503,666
Effect of dilutive securities - employee stock options	**1,089,479**	1,849,060
Diluted	**373,306,284**	373,352,726

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY AND COMPREHENSIVE INCOME

(All amounts in Rupees Million, unless otherwise stated)

	Common stock							
	No. of shares	Amount	Additional paid in capital	Deferred stock based compen-sation	Retained earnings	Compre-hensive income	Accu-mulated other compre hensive income (loss)	Total stock-holders' equity
Balance as at January 1, 2004	**371,087,250**	**1,855.44**	**6,060.76**	**(112.99)**	**15,943.86**		**305.26**	**24,052.33**
Receipt on exercise of stock options	694,234	3.47	154.83					158.30
Receipt of share application money pending allotment			8.41					8.41
Deferred stock-based compensation			50.22	(50.22)				–
Amortization of deferred stock based compensation				38.43				38.43
Cash dividend paid					(3,570.52)			(3,570.52)
Comprehensive income								
Net income					7,496.29	7,496.29		7,496.29
Translation adjustment						(114.93)	(114.93)	(114.93)
Total comprehensive income						7,381.36		
Balance as at December 31, 2004	**371,781,484**	**1,858.91**	**6,274.22**	**(124.78)**	**19,869.63**		**190.33**	**28,068.31**
Receipt on exercise of stock options	600,706	3.30	132.24					135.54
Receipt of share application money pending allotment			–					–
Deferred stock-based compensation			(18.17)	18.17				–
Amortization of deferred stock based compensation				32.68				32.68
Cash dividend paid					(3,611.81)			(3,611.81)
Comprehensive income								
Net income					779.03	779.03		779.03
Unrealized holding gain on marketable equity securities						16.99	16.99	16.99
Deferred tax on unrealized holding gain on marketable equity securities						(2.82)	(2.82)	(2.82)
Translation adjustment						4.00	4.00	4.00
Total comprehensive income						797.20		
Balance as at December 31, 2005	**372,442,190**	**1,862.21**	**6,388.29**	**(73.93)**	**17,036.85**		**208.50**	**25,421.92**

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in Rupees Million, unless otherwise stated)

	Year Ended December 31,	
	2005	2004
Cash flows from operating activities		
Net income	**779.03**	7,496.29
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
Depreciation and amortization	**1,718.00**	1,486.78
Deferred income tax (benefit) / expense	**(1,288.12)**	(123.20)
Allowance for doubtful assets	**153.35**	(66.61)
Loss on disposal of property, plant and equipment	**30.06**	30.40
Income from discontinued operations	**(546.60)**	(154.42)
Equity in gain / (loss) of affiliate	**(4.71)**	4.15
Amortization of deferred stock based compensation	**32.68**	38.43
Minority interest	**26.38**	33.54
Unrealized loss / (gain) on forward forign exchange contracts	**1,497.89**	(245.03)
Reversal of provision for diminution in value of investments	**(11.07)**	–
Changes in operating assets and liabilities		
Accounts receivable	**(616.84)**	(4,642.90)
Inventories	**553.84**	(5,027.06)
Other current assets	**3,144.46**	(598.93)
Other non-current assets	**(226.94)**	12.45
Accounts payable	**836.49**	4,443.55
Accrued expenses and other current liabilities	**(5,062.17)**	981.49
Other non-current liabilities	**344.67**	165.34
Net cash provided by operating activities	**1,360.40**	3,834.27
Cash flows from investing activities		
Purchase of property, plant and equipment	**(7,858.25)**	(5,029.10)
Cash paid for acquisition of minority interest in subsidiary	**(99.90)**	–
Acquisition of additional stake in equity affiliate	**(673.92)**	–
Proceeds from sale of property, plant and equipment	**110.74**	23.03
Acquisition of subsidiary*	–	(3,490.78)
Purchase of intangible assets	**(192.44)**	(256.04)
Purchase of investment securities	–	(15.68)
Proceed from sale of discontinued operations	**1,260.10**	–
Amount invested in restricted cash balances	–	(19.41)
Maturity of restricted cash balances	**14.95**	1.05
Net cash used in investing activities	**(7,438.72)**	(8,786.93)
Cash flows from financing activities		
Proceeds from borrowings from banks and financial institutions, net	**10,282.12**	1,589.14
Principal payments of long term debt	**(1,471.09)**	(182.30)
Principal payments of capital lease obligations	**(0.60)**	(0.54)
Proceeds from issuance of term loans	**1,782.95**	1,470.49
Payment of dividend, including tax on dividend of Rs. 447.55 million and Rs. 412.68 million, respectively	**(3,611.81)**	(3,570.52)
Receipt from employees on exercise of stock options	**135.54**	166.71
Payment of dividend to minority stockholders in subsidiaries	**(6.66)**	(3.17)
Net cash provided by / (utilized in) financing activities	**7,110.45**	(530.19)
Net increase / (decrease) in cash and cash equivalents during the year	**1,032.13**	(5,482.85)
Effect of exchange rate changes on cash and cash equivalents	**8.15**	48.56
Cash and cash equivalents at the beginning of the year	**1,246.05**	6,680.34
Cash and cash equivalents at the end of the year	**2,286.33**	1,246.05
Supplemental disclosures		
Cash paid during the year for interest	**578.43**	276.56
Cash paid during the year for income taxes	**841.09**	1,852.88
Assets under capital leases capitalized during the year	**654.27**	2.20
***Acquisition of subsidiary**		
Assets and liabilities of the subsidiaries upon acquisition		
Working capital	–	298.04
Long-lived assets other than goodwill	–	281.25
Goodwill arising on acquisition		2,911.49
Cost of investment in shares	–	3,400.02
Direct cost	–	90.76
Cash paid	–	3,490.78

The accompanying notes are an integral part of these consolidated financial statements.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1. Organization and Nature of operations

Ranbaxy Laboratories Limited ("RLL" or the "Company"), a public limited company, was incorporated in India on June 16, 1961 and with its subsidiaries (hereinafter collectively referred to as the "Group") operates as an integrated international pharmaceutical organization with businesses encompassing the entire value chain in the marketing, production and distribution of dosage forms and active pharmaceutical ingredients.

The Group presently has manufacturing facilities in seven countries, namely India, the United States of America, Ireland, China, Malaysia, Nigeria and Vietnam. The Group's major markets include the United States of America, India, Europe, Russia / CIS, and South Africa. The United States of America is the largest market and major products are Amoxicillin, Isotretenoin, Minocycline, Fosinopril, Cephalexin and Clindamycin. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Company's shares are listed for trading on the Mumbai and National Stock Exchanges in India, and its Global Depository Receipts (covering equity shares of RLL) are listed on the Luxembourg Stock Exchange.

2. Principles of consolidation

The consolidated financial statements include the financial statements of RLL and all its subsidiaries, which are more than 50 percent owned and controlled.

The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Group's equity in the income or loss of equity method affiliates is included in the consolidated statements of income.

All inter-company transactions and balances, between the entities included in the consolidated financial statements, have been eliminated.

Details of the entities, which presently form part of the Group and are consolidated under RLL are as follows:

Name of entity	Country of incorporation	Shareholding
Ranbaxy Drugs and Chemicals Company	India	100.00%
Ranbaxy Drugs Limited	India	100.00%
Ranbaxy Fine Chemicals Limited (See note X)	India	100.00%
Rexcel Pharmaceuticals Limited	India	100.00%
Solus Pharmaceuticals Limited	India	100.00%
Vidyut Investments Limited	India	100.00%
Ran Air Services Limited (Formerly Vidyut Travel Services Limited)	India	100.00%
Ranbaxy (Netherlands) B.V. ("RNBV")	The Netherlands	100.00%
Ranbaxy N.A.N.V.	Antilles, Netherlands	100.00%
Ranbaxy (S.A.) (Proprietary) Ltd.	South Africa	100.00%
Sonke Pharmaceuticals (Pty) Ltd*	South Africa	100.00%
Ranbaxy Inc. ("RPI") (Formerly Ranbaxy Pharmaceuticals, Inc.)	United States of America	100.00%
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00%
Ranbaxy USA, Inc.	United States of America	100.00%
Ohm Laboratories, Inc.	United States of America	100.00%
Ranbaxy Laboratories, Inc.	United States of America	100.00%
Ranbaxy Holdings (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy (U.K.) Ltd.	United Kingdom	100.00%
Ranbaxy Pharmacie Generiques SAS (Formerly RPG (Aventis) S.A.)	France	100.00%
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL ")	France	100.00%
Ranbaxy Ireland Ltd.	Ireland	100.00%
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00%

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

Name of entity	Country of incorporation	Shareholding
Ranbaxy Egypt (L.L.C.)	Egypt	100.00%
Rexcel Egypt (L.L.C.)	Egypt	100.00%
Ranbaxy Poland S.P. Z.o.o.	Poland	100.00%
Ranbaxy Pharmaceuticals BV	The Netherlands	100.00%
Ranbaxy Europe Ltd.	United Kingdom	100.00%
Basics GmbH	Germany	100.00%
Ranbaxy Do Brazil Ltda	Brazil	100.00%
Ranbaxy Panama, S.A.	Panama	100.00%
Ranbaxy Vietnam Company Ltd.	Vietnam	100.00%
Ranbaxy France SAS**	France	100.00%
Ranbaxy-PRP (Peru) S.A.C.	Peru	100.00%
Laboratorios Ranbaxy, S.L.	Spain	100.00%
ZAO Ranbaxy	Russia	100.00%
Ranbaxy Australia Pty. Ltd.	Australia	100.00%
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00%
Ranbaxy Pharmaceuticals Canada Inc.	Canada	100.00%
Unichem Distributors Ltd.	Thailand	99.96%
Ranbaxy Italia S.p.A*	Italy	100.00%
Ranbaxy Hungary (L.L.C.)*	Hungary	100.00%
Ranbaxy Mexcico S.A. de C.V.*	Mexico	100.00%
Bounty Holdings Co. Ltd.	Thailand	99.30%
Unichem Pharmaceuticals Ltd.	Thailand	98.50%
Gufic Pharma Limited	India	98.00%
Ranbaxy Unichem Company Ltd. (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	88.56%
Ranbaxy Nigeria Ltd.	Nigeria	84.89%
Ranbaxy (Guangzhou China) Limited	Republic of China	83.00%
Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy S.P. Medicamentos Ltda.)	Brazil	80.00%
Ranbaxy Signature L.L.C	United States of America	67.50%
Ranbaxy Malaysia Sdn. Bhd.	Malaysia	68.05%

*new entities in 2005

** Liquidated during the year

During 2005, RNBV raised its equity stake in Nihon Pharmaceutical Industry Co., Ltd. ("NPI") from 10 percent to 50 percent. Consequent to this transaction, the Company accounts for this investment under the equity method of accounting. The Company's equity in the income of equity affiliate, NPI, is included in the consolidated statements of income. Inter-company profits and losses have been eliminated.

3. Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), to reflect the financial position, results of operations and cash flows of the Group.

4. Use of estimates

In preparing the Group's financial statements in conformity with accounting principles generally accepted in the United States of America, the Group's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods; actual results could differ from those estimates. Management's estimates for charge-backs, rebates, discounts and returns, future obligations under employee benefit plans, the useful life of tangible and intangible assets and the realization of deferred tax assets represent particularly sensitive estimates.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

5. Exchange rate translation

The functional currency of the Company, including its consolidated domestic and foreign subsidiaries, has been determined in accordance with the primary economic environment in which the respective entities operate. The functional currency for RNBV, Ranbaxy Hongkong Ltd. and Ranbaxy Holding (U.K.) Ltd. is the US Dollar and not their local currency.

In respect of entities for which the functional currency is other than the Indian Rupee, the reporting currency of RLL, the assets and liabilities are translated into Indian Rupees at the appropriate year-end exchange rates. Income and expenses are translated using the monthly average exchange rates in effect during the year being reported. The resulting translation adjustments are reported as a component of accumulated other comprehensive income.

Transactions in foreign currency are translated into the functional currency of the respective Group Company at the average rates of exchange prevailing in the month of the transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency of the respective Group Company at the rate of exchange prevailing at the balance sheet date. All foreign exchange gains and losses are recorded under "Foreign exchange loss / (gain)" in the accompanying consolidated financial statements. The foreign currency exchange loss / (gain) included in the consolidated statements of income for the years ended December 31, 2005 and 2004 is Rs. 978.98 million and Rs. (657.16) million, respectively.

6. Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. Restricted cash represents deposits that have been pledged with banks and will mature within one year.

7. Inventories

Inventories consist of raw materials, work-in-process, finished goods, and packaging materials, and are stated at the lower of cost or market value. Cost is determined using the weighted average and first-in-first-out methods for raw materials, packaging materials and stores and spares and includes the purchase price and attributable direct costs, less trade discounts. The cost of work-in-process and finished goods comprises of direct labor, material costs and production overheads.

Allowance for potentially obsolete or slow moving inventory is made on the basis of management's analysis of inventory levels, expiration dates and prevailing market conditions as part of cost of sales.

8. Property, plant and equipment

Property, plant and equipment, including assets acquired under capital lease agreements, are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful life of the respective assets. Assets under capital leases and leasehold improvements are amortized over the lower of their estimated useful lives or the term of the lease.

Advances paid for the acquisition of property, plant and equipment outstanding at the balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed as 'Capital work-in-progress'. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds; and was immaterial during the years ended December 31, 2005 and 2004. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

The Group has determined the estimated useful lives of assets for depreciation purposes as follows:

Leasehold land	Over a term not exceeding 99 years
Buildings	30-50 years
Plant and machinery	5-15 years
Furniture and fixtures	5-10 years
Office equipment	3-10 years
Vehicles	5 years

Expenditure for maintenance and repairs are expensed as incurred and amounted to Rs.374.29 million and Rs. 377.79 million for the years ended December 31, 2005 and 2004, respectively. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation are eliminated from the financial records. Any gain or loss on disposition is credited or charged to income.

9. Goodwill (see Note C)

Goodwill reflects the excess of the purchase price over the fair value of net assets acquired in a business acquisition. Pursuant to Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," the Group does not amortize goodwill, and instead goodwill is tested for impairment at least annually. The Company reviews goodwill for impairment annually or more frequently if impairment indicators arise.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

10. Intangible assets (see Note D)

Intangible assets consist primarily of acquired license agreements, brands, purchased trademarks, technical know-how, product dossiers and other intangibles identified on acquisition and are amortized over the expected benefit period or the legal life, whichever is lower.

11. Revenue Recognition

Product sales

Revenue from sales of active pharmaceutical ingredients and formulation products is recognized when title and risk of loss of products are transferred to the customer, on shipment of products for Free-on-Board ("FOB") shipping point sales and upon delivery to the customers for FOB destination point sales, and when provisions for estimates, including discounts, relative price adjustments, refunds, chargebacks and other promotional programs are reasonably determinable, and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Provisions for sales discounts, medicaid and other rebates, damaged product returns and exchanges for expired products are established as a reduction of product sales revenues. These revenue reductions are established by us as our best estimates at the time of sale based on historical experience, adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are reflected either as a direct reduction to accounts receivable or through an allowance.

In the United States, amongst our large customers are the major wholesalers who resell our products to third party customers like managed care organizations, drug store chains and pharmacies. A significant part of our gross revenues from such wholesalers are subject to various forms of rebates and allowances (known as "Chargebacks"), which are recorded as reductions from gross revenues. The computation of the estimate for expected chargebacks is complex and involves significant judgment based on historical experience and estimated wholesaler inventory levels, as well as expected sell-through levels by the wholesalers to indirect customers. The primary factors we consider in developing and evaluating our provision for chargebacks include the average historical chargeback credits and an estimate of the inventory held be our wholesalers, based on internal analysis of wholesaler's historical purchases and contract sales.

Actual experience associated with any of these items may be different than the Company's estimates and the Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credits, rebates chargeback and other allowances may differ from established provisions.

At December 31, 2005 and 2004, the Group had reserves for chargebacks, returns and rebates of approximately Rs. 2,633.65 million and Rs. 4,078.05 million.

Service income

License fees

The Group receives payments under various development, manufacturing, supply and distribution agreements. Under the terms of these agreements, certain amounts may be received by the Group prior to the commercial launch of a product and fulfillment of the Group's obligations under such agreements. These amounts are recorded as deferred revenue and are amortized to revenue from the date of commercial launch through the term of the related agreement.

Non-refundable upfront payments received are deferred and recognized in the consolidated statements of income on a straight-line basis over the estimated development period. Other milestone payments received are recognized in accordance with the terms prescribed in the license agreement and where the Group has no future obligations or continuing involvement pursuant to such milestone payment.

Royalty

Royalty income is based on sales made by third parties and is recognized on an accrual basis, in accordance with the terms of the respective agreements.

Other revenues

Other revenues include claim settlements and export incentives. Revenues under claim settlement agreements are recognized in accordance with the terms of the respective settlement agreements in the period in which the claim is received. Export incentives are recognized on an accrual basis, in accordance with the applicable terms.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

12. Investment securities

Investment securities consist of available-for-sale equity securities and non- marketable equity securities.

Available-for-sale securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of income taxes are reported as accumulated other comprehensive income or separate component of stockholders' equity until realized. Decline in the fair value of any available-for-sale security below cost that is determined to be other than temporary is charged to the statements of income. Realized gains and losses from the sale of available-for-sale securities are determined on the average cost method and are included in earnings.

Non-marketable equity securities are accounted for by the cost method and are stated at cost, less provision for any decline other than temporary decline in value.

Interest and dividend income is recognized when earned.

13. Shipping and handling costs

Shipping and handling expenses of Rs. 1,191.57 million and Rs. 1,101.26 million for the years ended December 31, 2005 and 2004, respectively, incurred to transport products to customers, have been classified under selling, general and administrative expenses. Expenses relating to inward receipt of materials are classified under cost of sales.

14. Advertising costs

Costs associated with advertising are expensed as incurred; and amounted to Rs. 1,633.54 million and Rs. 2,480.98 million for the years ended December 31, 2005 and 2004, respectively.

15. Income taxes

The provision for current income tax expense is estimated by the respective entities in accordance with the relevant domestic tax laws. The Group accounts for deferred income taxes under the liability method, in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates for the respective tax jurisdictions as on the date of the financial statements. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Based on management's judgment, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

16. Research and development costs

Research and development costs are expensed as incurred, and amounted to Rs. 5,055.33 million and Rs. 3,504.51 million for the years ended December 31, 2005 and 2004, respectively. Costs incurred for equipment and facilities acquired or constructed for research and development activities and having alternative future uses, are capitalized as property, plant and equipment when acquired or constructed.

17. Valuation of long-lived assets

The Group follows the guidance of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The Group companies review long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value, or the fair value less the cost to sell.

18. Operating leases - lessee accounting (see Note V)

Lease rental expenses on operating leases are charged to expense over the lease term as they become payable. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rental expense for these leases is recognized on a straight-line basis over the lease term.

19. Other comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Group, comprehensive income consists of net earnings, changes in the cumulative foreign currency translation adjustments and unrealized holding gains and losses on available-for-sale securities. The Company reports comprehensive income in the consolidated statements of stockholders' equity.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

20. Earnings per share (see note O)

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per share", basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period.

21. Stock-based compensation

The Company uses the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, to account for its employee stock based compensation plan. The Company has therefore adopted pro forma disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-based Compensation Transition and Disclosure, an amendment of SFAS No. 123" ("SFAS No. 148"). Accordingly, compensation expense is recognized over the vesting period of the options based on the difference, if any, between the market value of the stock of the Company on the date of grant of the stock option and the amount to be paid by the employee for exercising the option. As permitted by SFAS No. 123, the Company has elected to continue to employ the intrinsic value based method of accounting and has followed the disclosure requirements of SFAS No. 148.

22. Derivative financial instruments

The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and loans payable. These contracts do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.

At December 31, 2005, the Company recognized a mark-to-market loss under "foreign exchange loss / (gain)" in the income statement on non-designated hedges of Rs. 1,497.89 million and recorded a liability of Rs. 844.54 million, included in "other current liabilities" on the balance sheet. At December 31, 2004, the Company recognized a mark-to-market gain under "foreign exchange loss / (gain)" in the income statement on non-designated hedges of Rs. 245.03 million and recorded an asset of Rs. 780.55 million, included in "other current assets" on the balance sheet.

24. Dividend

Dividends paid on common stock is recorded as a reduction of equity when approved by the stockholders.

25. Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

26. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. It also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement". The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The impact of the adoption of this Statement is not expected to be material.

In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123(R), "Share-Based Payment," which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and amends SFAS No. 95 "Statement of Cash Flows." For interim or annual reporting periods beginning on or after June 15, 2005 (the "effective date"), SFAS No. 123(R) requires companies to recognize compensation expense in their income statement for the grant-date fair value of stock options issued to employees over the requisite service period, usually the vesting period. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow,

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE A *(continued)*

rather than as an operating cash flow as currently required. SFAS No. 123 (R) applies to all awards granted or modified after the effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date will be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro forma disclosure under SFAS No. 123. The Group will adopt SFAS No. 123(R) on January 1, 2006, and has estimated that the effect this Statement on its results of operations in 2006 would not be materially different from the SFAS No. 123 pro forma effects previously reported.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The impact of the adoption of this Statement will not have a material impact on our financial statement.

In September 2004, the EITF reached a consensus opinion on EITF No. 03-13, "Applying the Conditions in Paragraph 42 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations." The consensus was reached on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity, which states that if the continuing cash flows are direct, the cash flows are not eliminated and the operations of the components should not be presented as a discontinued operation. Conversely, if all the continuing cash flows are indirect, the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered as discontinued operations. The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The impact of the adoption of this Statement will not have a material impact on our financial statements.

NOTE B - BUSINESS COMBINATIONS

The Company accounts for business combinations under the guidelines of Statement of Financial Accounting Standard No. 141, "Business combinations" ("SFAS No. 141"), which requires that the purchase method of accounting be used for all business combinations consummated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.

Acquisition of RPG (Aventis) S.A.

On January 5, 2004, the Company acquired the entire share capital of RPG (Aventis) S.A., a French company engaged in the business of manufacturing generic pharmaceuticals, together with its wholly-owned subsidiary, OPIH SARL, for total cash consideration of Rs. 3,400.02 million (Euro 60.35 million). At the date of the acquisition, the Company recorded the cost of the acquisition as Rs. 3,490.78 million, consisting of cash paid and the direct acquisition costs. The acquisition was financed through internal cash flows from operations.

RPG (Aventis) S.A. and OPIH SARL are engaged in the marketing of generic pharmaceuticals and the major therapeutic areas of the acquired companies include Cardiovasculars, Anti-infectives, Gastrointestinals, Rheumatoid / Non-steroidal Anti-inflammatory Drugs, Neurology and Analgesics. Subsequent to the acquisition, RPG (Aventis) S.A. changed its name to Ranbaxy Pharmacie Generiques SAS. As a result of this acquisition, RLL gained entry into the French generics market.

The Company has accounted for this acquisition under the purchase method. Accordingly, the financial results for the period subsequent to January 5, 2004, have been included in the consolidated financial statements of the Company.

The purchase cost of Rs. 3,490.78 million has been allocated as follows:

Intangible assets, net	280.62
Property, plant and equipment, net	0.63
Other current assets	1,285.51
Goodwill	2,911.49
Total assets acquired	**4,478.25**
Less: Provisions	(38.30)
Other liabilities	(949.17)
Total liabilities assumed	**(987.47)**
Purchase cost	**3,490.78**

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE B *(continued)*

Acquisition of minority interest in Ranbaxy Farmaceutica Ltda., Brazil

As at December 31, 2004, RNBV held 70 percent of the outstanding equity shares of Ranbaxy Farmaceutica Ltda. ("RFL"). During the year ended December 31, 2005, RNBV acquired an additional 10 percent of the equity shares for Rs. 87.36 million, resulting in a total holding of 80 percent. Management has considered the net assets value of RFL as its fair value on the date of acquisition. This acquisition was accounted for as a purchase and additional goodwill amounting to Rs. 83.10 million was recorded as excess of the purchase price over the aggregate of the proportionate fair value of the net assets acquired.

Acquisition of share in Nihon Pharmaceuticals Industry Co., Ltd., Japan

As at December 31, 2004, RNBV held 10 percent of the outstanding equity shares NPI, a joint venture between the Company and Nippon Chemiphar Co. Ltd. During the year ended December 31, 2005, RNBV acquired an additional 40 percent of the equity shares for Rs. 714.80 million, resulting in a total holding of 50 percent. Management has considered the net assets value of NPI as its fair value on the date of acquisition. This acquisition was accounted for as a purchase and goodwill amounting to Rs. 473.08 million was recorded as excess of the purchase price over the aggregate of the proportionate fair value of the net assets acquired.

NOTE C - GOODWILL

The Group accounts for goodwill and other intangible assets under provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Accordingly, the Group does not amortize goodwill but instead tests goodwill for impairment at least annually. During the years ended December 31, 2005 and 2004, the Company determined through its estimates that no material impairment of goodwill exists.

The following table represents the changes in goodwill during the years ended December 31, 2005 and 2004:

	2005	2004
Balances at the beginning of the period	**4,136.84**	1,258.02
Translation adjustment	**(7.60)**	(32.67)
Acquired during the period	**556.18**	2,911.49
	4,685.42	4,136.84
Less: Accumulated amortization	**(305.47)**	(305.47)
Balances at the end of the period	**4,379.95**	3,831.37

NOTE D - INTANGIBLE ASSETS

Acquired and amortized intangible assets comprise:

	Expected benefit period (in years)	**2005**	2004
Brands	5-10	**1,144.56**	1,162.10
Licenses	5-10	**964.59**	916.17
Trade marks	5-10	**337.92**	337.92
Non-compete	10	**210.00**	271.40
Technical know-how	5	**126.94**	120.63
		2,784.01	2,808.22
Less: Accumulated amortization		**(1,449.82)**	(1,313.52)
		1,334.19	1,494.70

The aggregate amortization expense for the years ended December 31, 2005 and 2004, was Rs. 268.46 million and Rs. 323.13 million, respectively. The amortization expense for the years ended December 31, 2005 and 2004 includes an impairment loss of Rs. 15.24 million and Rs. 67.48 million, respectively, relating to a license for development of a pharmaceutical product, which was discontinued during 2004.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE D *(continued)*

Amortization expense for intangibles over the next five years is given below:

Year ending December 31,	
2006	232.97
2007	231.28
2008	216.35
2009	206.35
2010	196.35

NOTE E - CASH AND CASH EQUIVALENTS

At December 31, 2005 and 2004, cash and cash equivalents consisted of the following:

	2005	2004
Cash and cheques in hand	**27.09**	44.08
Remittances in transit	**286.04**	212.75
Balances with banks and financial institutions		
Time deposits	**1,201.34**	258.34
Foreign currency bank balances	**37.75**	56.92
Other balances	**734.11**	673.96
	2,286.33	1,246.05

NOTE F - ACCOUNTS RECEIVABLE

Accounts receivable as at December 31, 2005 and 2004 are stated net of allowance for doubtful accounts, sales returns and chargebacks. The Group Companies maintain an allowance for doubtful accounts on all accounts receivable, based on the present and prospective financial condition of the customer and aging of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not secured.

The activity in the allowance for doubtful accounts receivable during the years ended December 31, 2005 and 2004, is as follows:

	2005	2004
Balance at the beginning of the year	**320.14**	406.70
Allowance for doubtful accounts receivable for the year	**29.66**	67.35
Recoveries during the year	**(20.32)**	(134.19)
Accounts receivable written off during the year	**(119.40)**	(19.72)
Balance at the end of the year	**210.08**	320.14

NOTE G - INVENTORIES

As of December 31, 2005 and 2004, inventories consisted of the following:

	2005	2004
Finished goods	**6,459.27**	6,874.04
Work-in-process	**1,956.64**	1,919.60
Raw materials	**4,525.79**	4,962.06
Packing materials	**598.27**	684.82
	13,539.97	14,440.52

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE H - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise of the following:

	2005	2004
Freehold land	**250.53**	231.13
Leasehold land	**207.33**	191.32
Buildings	**4,279.64**	2,465.55
Plant and machinery	**12,666.46**	9,981.71
Furniture and fixtures	**593.32**	419.25
Office equipment	**2,500.74**	2,078.75
Vehicles	**359.47**	321.35
Capital work-in-progress	**5,598.24**	2,886.48
	26,455.73	18,575.54
Less: Accumulated depreciation	**(9,130.62)**	(8,014.59)
	17,325.11	10,560.95

Capital lease assets comprise of the following:

	2005	2004
Buildings	**625.74**	–
Plant and machinery	**1.20**	1.15
Office equipment	**43.06**	4.35
Vehicles	**14.14**	11.08
	684.14	16.58
Less: Accumulated depreciation	**(53.19)**	(7.83)
	630.95	8.75

During the term of the lease, but not later than eighteen months prior to the expiration of the lease term, the Group has an option to purchase the buildings recorded under capital lease assets above.

Depreciation expense for assets acquired under capital lease for the years ended December 31, 2005 and 2004, was Rs. 45.36 million and Rs. 3.46 million, respectively.

NOTE I - INVESTMENT SECURITIES

Investment securities comprise the following:

	As of December 31, 2005			As of December 31, 2004		
	Carrying value	**Gross unrealized losses**	**Fair value**	Carrying value	Gross unrealized losses	Fair value
Equity securities	**14.52**	**(2.37)**	**12.15**	14.52	(13.45)	1.07
Non-marketable equity securities	**152.51**	**(0.50)**	**152.01**	152.02	(0.50)	151.52
Equity affiliate	**254.93**	–	**254.93**	24.51	–	24.51
Readily marketable debt securities	**4.12**	–	**4.12**	4.12	–	4.12
	426.08	**(2.87)**	**423.21**	195.17	(13.95)	181.22

During 2005, the Company raised its equity stake in NPI from 10 percent to 50 percent. Subsequent to the acquisition, the Company has accounted for this investment by the equity method.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE J - OTHER ASSETS

Other assets comprise of the following:

	2005	2004
Prepaid expenses	**352.90**	448.61
Loans and advances	**231.94**	274.36
Trade advances	**324.97**	493.67
Balances with statutory authorities	**1,974.06**	2,021.98
Deposits	**964.43**	920.39
Others	**238.96**	627.77
	4,087.26	4,786.78
Less: Current assets	**(3,416.30)**	(4,456.87)
	670.96	329.91

NOTE K - BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

The Company and certain Group Companies have availed working capital and short term loans from banks and financial institutions, expiring at various dates during 2006 providing an aggregate borrowing capability of Rs. 5,904.84 million, primarily to finance their working capital requirements. The interest rates for these facilities are primarily based on the London Inter-bank Offer Rate ("LIBOR") or the Euro Inter-bank Offer Rate ("EURIBOR"), with local currency borrowings being based on country-specific benchmark rates. Accordingly, interest rates ranged from 4.0 percent to 17.0 percent, with the majority averaging approximately 4.5 percent. Details of the borrowings from banks are as follows:

	2005	2004
Overdraft facilities	**1,624.12**	1,183.44
Short term loans	**12,123.90**	3,296.21
	13,748.02	4,479.65

A majority of these facilities are secured by some of the underlying assets of the borrowing entity and contain financial covenants and restrictions on indebtedness. These borrowings are further supported by the following:

	2005	2004
Corporate guarantee issued by RLL	**166.47**	127.61
Corporate guarantee issued by RNBV and Letter of comfort from RLL	**541.36**	630.49
Letter of comfort / Letter of awareness from RLL	**3,047.88**	2,144.25
Charge over assets	**4,862.89**	1,577.30
Sub-total	**8,618.60**	4,479.65
Unsecured loans	**5,129.42**	–
Total	**13,748.02**	4,479.65

The aggregate of Corporate guarantees issued by RLL and RNBV in respect of the overdraft facilities and short term loans from banks is a maximum of Rs. 1,150.65 million. The terms of the guarantees are in accordance with the tenor of the loans. The guarantees can be invoked only in the event of default in repayment by the borrowing entity.

NOTE L - LONG-TERM DEBT

Long-term debt comprise the following:

	2005	2004
Secured term loans from banks	**30.63**	1,779.98
Unsecured term loans from banks	**5,558.08**	2,202.49
Other unsecured loans	**19.75**	57.49
Capital lease obligations	**651.14**	8.00
	6,259.60	4,047.96
Less: Current portion of long term debt	**(3,142.86)**	(2,415.97)
	3,116.74	**1,631.99**

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE L *(continued)*

Long-term debts other than unsecured loans are secured by the property, plant and equipment and current assets of the borrowing Group company and contain financial covenants and restrictions on indebtedness. These borrowings are further supported by Corporate guarantees of Rs. 1,802.80 million issued by RNBV. The terms of the guarantees are in accordance with the tenor of the loans. The guarantees can be invoked only in the event of default in repayment by the borrowing entity.

An interest rate profile of long-term debt is given below:

	2005	2004
Secured term loans from banks	**3.36 - 4.99 percent**	3.35 - 4.28 percent
Unsecured term loans from banks	**0.30 - 4.89 percent**	2.33 - 9.00 percent
Other loans/ capital leases	**4.00 - 6.00 percent**	6.00 - 8.50 percent

The maturity profile of long-term debt outstanding is given below:

Year ending December 31,	**Secured loans from banks**	**Unsecured loans from banks**	**Unsecured loans from others**	**Capital lease obligations**	**Total**
2006	8.97	3,042.22	5.74	85.93	3,142.86
2007	4.74	–	3.91	69.01	77.66
2008	4.74	1,670.18	3.91	65.84	1,744.67
2009	4.74	–	3.91	63.14	71.79
2010	4.74	845.68	2.28	61.96	914.66
Thereafter	2.70	–	–	305.26	307.96
	30.63	**5,558.08**	**19.75**	**651.14**	**6,259.60**

NOTE M - OTHER LIABILITIES

Other liabilities comprise the following:

	2005	2004
Interest payable	**27.78**	6.23
Acceptances	**30.13**	68.27
Unclaimed dividends	**69.35**	69.07
Statutory dues	**465.37**	402.09
Employees benefits payable	**1,093.42**	857.51
Claims payable	**175.02**	371.90
Other liabilities	**444.07**	707.44
	2,305.13	2,482.51
Less : Other current liabilities	**(1,346.42)**	(1,757.93)
	958.71	724.58

NOTE N - STOCKHOLDERS' EQUITY

a) Common Stock

The Company presently has only one class of common stock. For all matters submitted to vote in the stockholders' meeting, every holder of common stock, as reflected in the records of the Company on the date of the stockholders' meeting has one vote in respect of each share held.

b) Stock Split

Pursuant to the approval granted by the shareholders at the Annual General Meeting held on June 30, 2005, the equity share of face value of Rs. 10 each has been sub-divided in two equity shares of Rs. 5 each effective August 1, 2005. Accordingly the numbers of equity shares and per share data for all periods reported have been adjusted to retroactively reflect the stock split.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE N *(continued)*

c) Dividends

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10 percent of net income computed in accordance with regulations to a general reserve. Should the Company declare and pay dividends, such dividends are required to be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. During the years ended December 31, 2005 and 2004, the Company distributed dividends of Rs. 3,164.26 million and Rs. 3,157.84 million, at the rate of 170 percent of common stock in each year.

During the year Ranbaxy Malaysia Sdn. Bhd. and Ranbaxy Unichem Company Limited distributed dividends to stockholders, other than RNBV and RLL, of Rs. 5.87 million (2004 - Rs. 5.87 million) at the rate of 14.08 percent (2004 - 14 percent) of common stock and Rs. 0.51 million (2004 - Rs. Nil million) at the rate of 4 percent (2004 - Nil percent) of common stock, respectively. During the year ended December 31, 2004, Ranbaxy Nigeria Limited distributed dividends to stockholders, other than RNBV and RLL of Rs. 0.37 million, at the rate of 18 percent of common stock.

NOTE O - EARNINGS PER COMMON SHARE

A reconciliation of net income and number of shares of the basic and diluted earnings per share computation from continuing operations is as follows:

	2005	2004
Net Income		
Income from continuing operations after minority interest	**232.43**	7,341.87
Income from discontinued operations, net of tax effect of Rs. 79.41 million and Rs. 89.64, respectively	**161.88**	154.42
Gain from disposal of discontinued operations, net of tax effect of Rs. 107.00 million	**384.72**	–
Net income	**779.03**	7,496.29
Number of shares		
Basic weighted average number of shares outstanding	**372,216,805**	371,503,666
Effect of dilutive securities* - employee stock options	**1,089,479**	1,849,060
Diluted weighted average number of shares outstanding	**373,306,284**	373,352,726
* excludes anti-dilutive securities	**4,895,520**	–

NOTE P - EMPLOYEE STOCK INCENTIVE SCHEMES

The Company's Employee Stock Option Schemes ("ESOSs") provide for the grant of stock options to eligible management employees and Directors of the Company and eligible management employees and Directors of the subsidiaries. The ESOSs are administered by the board's Compensation Committee. Options are granted on the basis of performance and the managerial grade of the employee. Presently, we have three ESOSs ("ESOS I", "ESOS II" and "ESOS 2005"). Options can be distributed at the discretion of the committee to select employees depending upon (i) Criticality of the position held, (ii) Potential of the Manager and (iii) Significant contribution during the year.

The ESOSs limit grants to an employee to 25,000 options for ESOS I and 40,000 each options for ESOS II and ESOS 2005 in any given year. ESOS I and II provide that the exercise price of options is to be determined at the average of the daily closing price of the Company's equity shares on the National Stock Exchange ("NSE") during a period of 26 weeks preceding the date of the grant. ESOS 2005 provides that the exercise price of options will be the latest available closing price on the Stock exchange on which the shares of the Company are listed, prior to the date of the meeting of the Committee of Directors in which the options are granted. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. The options vest over a period of five years from the date of grant with 20 percent of the options vesting at the end of each year. Options lapse if they are not exercised prior to the expiry date, which is ten years from the date of the grant.

As the number of shares that an individual employee is entitled to receive and the price of the option is known on the grant date, the grants made pursuant to the ESOSs are considered fixed grants. The Company applies the intrinsic value-based method of accounting for calculation of employee compensation cost for the stock options granted.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

The compensation cost recorded for the years ended December 31, 2005 and 2004 was Rs. 32.68 million and Rs. 38.43 million, respectively. Stock option activity under the Schemes is as follows:

	Year ended December 31, 2005			
	Stock options (numbers)	**Range of exercise prices (Rs.)**	**Weighted-average exercise price (Rs.)**	**Weighted-average remaining contractual life (years)**
Outstanding, beginning of the year	**5,039,620**	**283.50 - 496.00**	**397.39**	**8.29**
Granted during the year	**3,013,350**	**538.50**	**538.50**	**9.10**
Forfeited during the year	**(802,914)**	**283.50 - 538.50**	**473.64**	–
Exercised during the year	**(488,802)**	**283.50 - 496.00**	**329.67**	–
Lapsed during the year	**(56,416)**	**283.50 - 496.00**	**455.14**	–
Outstanding, end of the year	**6,704,838**	**283.50 - 538.50**	**456.13**	**8.05**
Exercisable at the end of the year	**1,084,020**	**283.50 - 496.00**	**363.51**	–

	Year ended December 31, 2004			
	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (years)
Outstanding, beginning of the year	3,487,652	283.50 - 372.50	311.39	8.47
Granted during the year	2,565,500	496.00	496.00	9.10
Forfeited during the year	(508,236)	283.50 - 496.00	318.03	–
Exercised during the year	(498,082)	283.50 - 496.00	383.79	–
Lapsed during the year	(7,214)	283.50 - 372.50	324.34	–
Outstanding, end of the year	5,039,620	283.50 - 496.00	397.39	8.29
Exercisable at the end of the year	782,708	283.50 - 372.50	322.41	–

The following table summarizes information about stock options outstanding at December 31, 2005:

Options outstanding			**Options exercisable**		
Range of exercise prices	**Number of outstanding**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Number of outstanding**	**Weighted average exercise price**
Upto Rs. 283.50	1,167,974	7.1	Rs. 283.50	319,364	Rs. 283.50
Rs. 284.00-Rs. 372.50	864,764	6.0	Rs. 342.70	474,046	Rs. 336.19
Rs. 373.00-Rs. 538.50	4,672,100	8.7	Rs. 520.28	290,610	Rs. 496.00
	6,704,838	**8.0**	**Rs. 456.13**	**1,084,020**	**Rs. 363.51**

Pursuant to the issue of bonus shares on October 11, 2002, the employees to whom options were granted until October 4, 2002 are entitled for additional shares on exercise of options in the ratio of "three for five."

The exercise price and the number of stock options outstanding as on June 30, 2005 have been proportionately adjusted in view of stock-split of equity shares of the Company from a face value of Rs. 10 each to Rs. 5 each.

The Company uses the intrinsic value based method of APB No. 25 to account for its employee stock based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123 as amended by SFAS No. 148.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE P *(continued)*

Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	2005	2004
Net income		
As reported	**779.03**	7,496.29
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects	**180.75**	105.41
Adjusted pro forma	**598.28**	7,390.88
Earnings per share: Basic		
As reported	**Rs. 2.09**	Rs. 20.18
Adjusted pro forma	**Rs. 1.61**	Rs. 19.89
Earnings per share: Diluted		
As reported	**Rs. 2.09**	Rs. 20.08
Adjusted pro forma	**Rs. 1.60**	Rs. 19.79

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	2005	2004
Dividend yield	**2.50 percent**	2.50 percent
Expected life	**10 years**	10 years
Risk free interest rate	**7 percent**	5 percent
Volatility	**32.23 percent**	29.78 percent

The Black-Scholes option-pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since options pricing models require use of subjective assumptions, changes therein can materially affect fair value of the options. The options pricing models do not necessarily provide a reliable measure of fair value of the options.

NOTE Q - RELATED PARTY TRANSACTIONS

In the ordinary course of our business we have entered into transactions for purchase and sale of goods and services with some of the related parties in which our Directors exercise significant influence, hereinafter referred as "Significant Interest Entities." The Company has also made payments for remuneration to its key management personnel and their relatives in accordance with their employment contracts. All these purchase and sale transactions were arm's-length transactions and none of which were material to our overall operations.

The following is a summary of material related party transactions during the year:

Purchases from	**2005**	2004
Significant Interest Entities	–	11.21
Sales to		
Associate	**6.76**	–
Significant Interest Entities	**2.99**	8.30
Amount invested		
Significant Interest Entities	–	15.68
Other expenses paid to		
Significant Interest Entities	**22.27**	14.43

Related party balances at year-end comprise the following:

Amounts due from	**2005**	2004
Equity partner of Group company	–	0.27
Associate	**6.73**	–
Significant Interest Entities	**1.52**	0.67
	8.25	0.94

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE Q *(continued)*

Amounts due to	2005	2004
Equity partner of Group Company	–	10.03
Significant Interest Entities	**0.06**	8.46
	0.06	18.49

NOTE R - INCOME TAXES

The provision for income taxes comprises the following:

	2005	2004
Income before income taxes		
Domestic	**782.09**	6,978.15
Foreign	**(1,544.19)**	2,013.79
	(762.10)	8,991.94
Income from discontinued operations	**241.29**	244.06
Gain from disposal of discontinued operations	**491.72**	–
	(29.09)	9,236.00
Current income tax expense		
Domestic taxes	**273.92**	808.85
Foreign taxes	**179.70**	1,020.52
Deferred income tax expense / (benefit)		
Domestic taxes	**(601.58)**	95.11
Foreign taxes	**(686.54)**	(218.31)
Total	**(834.50)**	1,706.17
Less: tax on Discontinued operations		
Current tax expense	**(193.73)**	(93.03)
Deferred tax benefit	**7.32**	3.39
	(1,020.91)	1,616.53

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	2005	2004
Income/(loss) before income taxes and minority interest	**(762.10)**	8,991.94
Enacted tax rate in India	**33.66%**	36.59%
Computed expected tax benefit (benefit)/expense	**(256.52)**	3,290.15
Effect of:		
Valuation allowance	**106.54**	39.01
Expenses not deductible for tax purposes	**(47.77)**	80.95
Differences between Indian and foreign tax rates	**(103.89)**	(63.88)
Income exempt from income taxes	**(10.79)**	(534.02)
Incremental deduction allowed for research and development expenses	**(1,081.82)**	(819.77)
Tax rate change	**179.27**	(25.70)
Minimum alternate tax	–	(385.30)
Others	**194.07**	35.09
Income tax (benefit)/expense	**(1,020.91)**	1,616.53

The tax effect of significant temporary differences that resulted in deferred income tax assets and liabilities and a description of the items that create those differences are given below. The classification of the deferred tax assets and liabilities is determined based on the transaction from which the timing difference arises. Non-current deferred tax assets and liabilities are shown separately due to the tax jurisdiction in which the timing difference arises.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE R *(continued)*

Current deferred income tax assets, net	**2005**	2004
Allowance for accounts receivable	**117.55**	122.21
Inventory related	**726.90**	915.08
Net operating losses carried forward	**463.17**	–
Capital lease obligations	**1.42**	1.11
Other current assets	**220.92**	10.03
Current liabilities	**286.23**	425.76
Accounts payable	**(9.68)**	–
Total current deferred income tax asset	**1,806.51**	1,474.19
Non-current deferred income tax assets		
Intangibles	**217.43**	140.72
Property, plant and equipment	**0.16**	1.31
Capital lease obligations	**1.72**	1.50
Net operating losses carried forward	**1,675.65**	170.14
Other non-current liabilities	**9.04**	10.63
Other non-current assets	**17.47**	4.60
Investments	**0.05**	1.45
Minimum alternate tax	**50.00**	–
Less: Valuation allowance in respect of net operating losses carried forward	**(168.08)**	(61.54)
	1,803.44	268.81
Non-current deferred income tax liabilities		
Property, plant and equipment	**(1,600.33)**	(1,041.86)
	(1,600.33)	(1,041.86)
Net non-current deferred income tax asset / (liability)	**203.11**	(773.05)

The enacted tax rate in India is 33.66 percent but the effective tax rate for the Group is Nil percent. The reduction in the effective tax rate is mainly on account of earnings derived from units set up in backward areas within India for which the Company is eligible for tax concessions under the local laws and the incremental deductions available under Indian tax laws for research and development activities.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

A valuation allowance has been established against the deferred income tax assets on account of the tax effects of the operating losses carried forward of certain subsidiary companies. As at December 31, 2005 and 2004, the value of net operating losses considered realizable and correspondingly the minimum level of future taxable income required to realize these losses were Rs. 5,965.03 million and Rs. 701.20 million, respectively. The applicable local tax laws allow the net operating losses to be carried forward as long as the respective entity continues its business, except in the United States, where these losses can be carried forward until 2025.

Deferred income taxes on undistributed earnings of the Group's overseas operations have not been recognized as such earnings are considered to be indefinitely reinvested. The aggregate undistributed earnings considered to be indefinitely reinvested are approximately Rs. 4,011.21 million and Rs. 3,936.57 million as of December 31, 2005 and 2004 respectively.

NOTE S - EMPLOYEE BENEFIT PLANS

a) Gratuity

In accordance with applicable Indian laws, the Company and its Indian subsidiaries provide for gratuity, a defined benefit retirement plan covering eligible employees ("the Gratuity Plan"). This Plan provides for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment of amounts that are based on salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and contributed to the Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise Central and State government bonds and debt instruments of government-owned corporations.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE S *(continued)*

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Group's consolidated financial statements:

	2005	2004
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**236.30**	187.78
Service cost	**24.54**	22.24
Interest cost	**17.72**	13.15
Actuarial loss	**12.46**	40.09
Benefits paid	**(27.71)**	(26.96)
PBO at the end of the year	**263.31**	236.30
Change in plan assets		
Fair value of plan assets at the beginning of the year	**239.95**	201.89
Actual return on plan assets	**16.15**	17.58
Employer contributions	**38.76**	47.44
Benefits paid	**(27.71)**	(26.96)
Fair value of plan assets at the end of the year	**267.15**	239.95

Net gratuity cost for the years ended December 31, 2005 and 2004, included the following components:

	2005	2004
Service cost	**24.54**	22.24
Interest cost	**17.72**	13.15
Actuarial loss	**12.46**	40.09
Net gratuity cost	**54.72**	75.48

The actuarial assumptions used in accounting for the Gratuity Plan were as follows:

	2005	2004
Discount rate	**7.5%**	7.0%
Rate of increase in compensation levels	**5.0%**	4.0%
Rate of return on plan assets	**8.0%**	8.5%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 - 20 years on the types of investments prescribed as per the statutory pattern of investment.

The Company's Gratuity Plan weighted-average asset allocations at December 31, 2005 and 2004 is fully in the debt instruments category.

The Company expects to contribute Rs. 67.00 million to its Gratuity Plan during the year ended December 31, 2006. The following benefit payments, based on future services of employees, as appropriate, are expected to be paid:

Year ending December 31,	
2006	27.64
2007	30.64
2008	34.00
2009	37.75
2010	41.94
2011 to 2015	290.21

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contributions to a fund managed by The Life Insurance Corporation of India ("LIC"). Under this plan, the settlement obligation remains with the Company, although LIC administers the fund and determines the annual contribution premium required to be paid by the Company. In respect of the Indian subsidiaries, gratuity benefit is provided on the basis of actuarial valuation, performed by an independent actuary at the balance sheet date. Expenses incurred in respect of these employees approximated Rs. 1.79 million and Rs. 3.94 million for the years ended December 31, 2005 and 2004 respectively.

b) Superannuation benefit

Apart from being covered under the Gratuity Plan described earlier, certain employees of the Company and its Indian subsidiaries participate in a superannuation benefit; a defined contribution plan administered by the LIC. The Company and

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE S *(continued)*

its Indian subsidiaries make annual contributions, based on a specified percentage of salary of each covered employee. The Company and its Indian subsidiaries do not have any further obligation to the superannuation plan, beyond making such contributions. Upon retirement or separation (only if after completion of service of 5 years) an employee becomes entitled for pension, as determined by the LIC, which is paid directly to the concerned employee. The Company and its Indian subsidiaries contributed approximately Rs. 40.50 million and Rs. 51.96 million to the superannuation plan, during the years ended December 31, 2005 and 2004 respectively.

c) **Pension plans**

RLL and one of its Indian subsidiaries also have a retirement pension plan ("Pension Plan"), which is linked to superannuation benefits described above. This Pension Plan is applicable for certain management employees who retire after completion of service of 10 years or are separated after completion of service of 20 years, based on last drawn salary and tenure of employment. Such pension amount is reduced by the amount payable by LIC under the superannuation plan and is payable as additional pension. The liability for such additional pension is determined and provided on the basis of actuarial valuation.

The following table sets out the status of the Pension Plan and the amounts recognized in the Group's consolidated financial statements:

	2005	2004
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**635.58**	420.02
Service cost	**53.23**	38.68
Interest cost	**47.62**	29.40
Actuarial loss	**137.80**	161.30
Benefits paid	**(18.79)**	(13.82)
PBO at the end of the year	**855.44**	635.58

Net pension cost for the years ended December 31, 2005 and 2004 included the following components:

	2005	2004
Service cost	**53.23**	38.68
Interest cost	**47.62**	29.40
Actuarial loss	**137.80**	161.30
Net pension cost	**238.65**	229.38

The actuarial assumptions used in accounting for the Pension Plan were as follows:

	2005	2004
Discount rate	**7.5%**	7.0%
Rate of increase in compensation levels	**5.0%**	4.0%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending December 31,	
2006	20.47
2007	23.55
2008	27.08
2009	31.64
2010	36.51
2011 to 2015	279.50

RLL and its Indian subsidiaries contributed approximately Rs. 238.31 million and Rs. 233.75 million to the Pension Plan during the years ended December 31, 2005 and 2004, respectively.

d) **Deferred compensation plan**

RPI maintains a nonqualified, deferred compensation plan for certain executive employees. Each participating employee may elect to defer up to 100 percent of their compensation. The employees' contributions to the plan are invested in certain funds based on each employee's investment election and the fair market value of those funds are recorded as a long-term asset with a corresponding liability representing future benefits payable to the employees.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE S *(continued)*

e) **Vacation pay plan**

RLL and its Indian subsidiaries permit encashment of privilege leave accumulated by their employees on retirement, separation and during the course of service (the "Vacation Pay Plan"). The liability for encashment of privilege leave is determined and provided on the basis of actuarial valuation performed by an independent actuary at balance sheet date.

The following table sets out the status of the Vacation Pay Plan of RLL and the corresponding amounts recognized in the Group's consolidated financial statements:

	2005	2004
Change in the benefit obligations		
Projected Benefit Obligations ("PBO") at the beginning of the year	**127.78**	94.00
Service cost	**19.76**	21.98
Interest cost	**9.58**	6.78
Actuarial loss	**11.09**	29.98
Benefits paid	**(30.14)**	(24.96)
PBO at the end of the year	**138.07**	127.78

Net vacation pay cost for the years ended December 31, 2005 and 2004 included the following components:

	2005	2004
Service cost	**19.76**	21.98
Interest cost	**9.58**	6.78
Actuarial loss	**11.09**	29.98
Net vacation pay cost	**40.43**	58.74

The actuarial assumptions used in accounting for the Vacation pay plan were as follows:

	2005	2004
Discount rate	**7.5%**	7.0%
Rate of increase in compensation levels	**5.0%**	4.0%

RLL and its Indian subsidiaries provided approximately Rs. 45.13 million and Rs. 62.19 million towards the liability for encashment of privilege leave for the years ended December 31, 2005 and 2004 respectively.

f) **Other benefit plans**

RLL and certain Group companies also have defined contribution plans, which are largely governed by local statutory laws of the respective countries and cover the eligible employees of the subsidiary. These plans are funded both by the members and by monthly company contributions, primarily based on a specified percentage of the employee's salary. The total contribution to these plans during the years ended December 31, 2005 and 2004 are Rs. 224.45 million and Rs. 155.68 million, respectively.

RPI participates in a defined contribution plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all eligible employees. The plan allows for employees to defer up to 15 percent of their annual earnings (within limitations, as adjusted by Section 415(b)(1)(A) of the Code) on a pre-tax basis through voluntary contributions to the plan.

The plan provides that RPI can make optional contributions in an amount up to the maximum allowable by Section 404 of the Code. Employees are 25 percent vested with regard to the employer's contribution following one year of service and fully vested after three years of service. For the years ended December 31, 2005 and 2004, the contributions to the plan were Rs. 33.76 million and Rs. 17.28 million, respectively.

NOTE T - SEGMENT REPORTING

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", sets out the standards for the way that business enterprises report information about operating segments and related disclosures about products and services, geographical areas and major customers.

The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on review of financial information on the following main disaggregated components of the Group's business:

a) Pharmaceuticals: global sales, detailed by regions and countries and global operating income data. The Group's pharmaceutical business operates in four main regions: India, North America, Europe and Rest of the world.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE T *(continued)*

b) Research and development: expenses incurred on research and development, and

c) Administration: corporate expenses.

The Group's reportable segments are strategic businesses aggregated by the nature of their products, customers, production technologies and marketing methods. Accordingly, the Group provides information regarding its Pharmaceuticals segment (dosage forms, active pharmaceutical ingredient and drug intermediates), trading in pharmaceutical products, drug discovery research and novel drug delivery systems research, which is collectively referred to as the "Pharmaceuticals" business.

The Company is also engaged in operations relating to charter of aircraft, manufacture of laboratory chemicals and manufacture of pharmaceutical products for animal health care and diagnostics, collectively referred to as "Others" businesses. The Group has divested the business of laboratory chemicals, manufacture and trading of animal health care products and diagnostics during the year.

Revenue and expenditure in relation to segments is categorized based on items that are individually identifiable to that segment. Geographic segments are based on location of the customers of the Company.

Information by business segments for the year ended December 31, 2005:

Particulars	Pharmaceuticals	Others	Total
Revenues	51,582.45	17.10	51,599.55
Less: Inter-segment revenue	–	(1.02)	(1.02)
Net revenues	51,582.45	16.08	51,598.53
Operating expenses			
Cost of sales	27,143.85	–	27,143.85
Selling, general and administrative	17,239.32	16.01	17,255.33
Depreciation and amortization	1,711.34	6.66	1,718.00
Research and development	5,055.33	–	5,055.33
	51,149.84	22.67	51,172.51
Less: Inter-segment expenses	(1.02)		(1.02)
Net operating expenses	51,148.82	22.67	51,171.49
Net income before unallocated items	433.63	(6.59)	427.04
Reconciliation to net income			
Unallocated corporate expenses	–	–	(19.75)
Financial expenses, net	–	–	(495.61)
Foreign exchange loss	–	–	(978.98)
Other income, net	–	–	300.49
Income tax benefit	–	–	1,020.91
Equity in gain of affiliate	–	–	4.71
Income from discontinued operations, net of tax effect of Rs. 79.41 million	–	–	161.88
Gain from disposal of discontinued operations, net of tax effect of Rs. 107.00 million	–	–	384.72
Minority interest	–	–	(26.38)
Net income as per consolidated statement of Income			779.03
Information relating to assets	**Pharmaceuticals**	**Others**	**Total**
Total assets	54,675.95	53.11	54,729.06
Less: Inter-segment assets			
Accounts receivable, net of allowances	–	–	–
Other current assets, net of allowances	–	–	–
	–	–	–
Net assets employed	54,675.95	53.11	54,729.06
Unallocated corporate assets			5,117.68
Total assets			59,846.74

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE T *(continued)*

Information by reportable business segments for the year ended December 31, 2004:

Particulars	Pharmaceuticals	Others	Total
Revenues	53,515.24	23.45	53,538.69
Less: Inter-segment revenue	–	–	–
Net revenues	53,515.24	23.45	53,538.69
Operating expenses			
Cost of sales	24,337.06	–	24,337.06
Selling, general and administrative	16,085.91	17.04	16,102.95
Depreciation and amortization	1,486.41	0.37	1,486.78
Research and development	3,504.51	–	3,504.51
	45,413.89	17.41	45,431.30
Less: Inter-segment expenses	–	–	–
Net operating expenses	45,413.89	17.41	45,431.30
Net income before unallocated items	8,101.35	6.04	8,107.39
Reconciliation to net income			
Unallocated corporate expenses	–	–	(36.58)
Financial expenses, net	–	–	(80.05)
Foreign exchange gain	–	–	657.16
Other income, net	–	–	348.17
Income tax expense	–	–	(1,616.53)
Equity in loss of affiliate	–	–	(4.15)
Income from discontinuing operations, net of tax effect of Rs. 89.64 million	–	–	154.42
Minority interest	–	–	(33.54)
Net income as per Consolidated Statement of Income			**7,496.29**

Information relating to assets	Pharmaceuticals	Others	Total
Total assets	46,153.53	1,002.88	47,156.41
Less: Inter-segment assets			
Accounts receivable, net of allowances	–	(5.96)	(5.96)
Other current assets, net of allowances	(61.05)	–	(61.05)
	(61.05)	(5.96)	(67.01)
Net assets employed	**46,092.48**	**996.92**	**47,089.40**
Unallocated corporate assets	–	–	6,353.31
Total assets	–	–	**53,442.71**

Information by reportable geographic segments:

	Revenue		Property, plant and equipment	
	2005	2004	**2005**	2004
India	**11,530.13**	11,375.90	**12,969.12**	8,361.20
Europe	**11,618.77**	10,645.93	**539.61**	542.75
Asia Pacific	**5,099.81**	3,679.58	**318.20**	209.93
North America	**15,096.69**	19,839.39	**3,400.04**	1,378.66
Rest of the world	**8,253.13**	7,997.89	**98.14**	68.41
	51,598.53	53,538.69	**17,325.11**	10,560.95

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE U - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash equivalents, accounts receivables, other receivables, investment securities and deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. The Company's cash equivalents and time deposits are invested with banks. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of the business.

The carrying amounts of cash and cash equivalents, accounts receivables, other receivables, accrued liabilities, and accounts payable approximate fair value, because of the short-term maturities of these financial instruments. The carrying amounts of capital lease obligations, long-term debt and time deposits approximate their fair values as these carry interest rates which reflect market rate for borrowings with similar terms and maturities currently available to the Company. The fair value of the long-term deposits cannot be estimated as the maturity of these deposits is not presently known.

RLL and RPI accounted for approximately 45 percent and 29 percent (42 percent and 34 percent for 2004) of the Group's consolidated revenues in the fiscal 2005. At December 31, 2005 and 2004, two customers of RPI accounted for approximately 21 percent and 22 percent of the Group's gross accounts receivable, respectively.

The Company enters into certain forward foreign exchange contracts where the counter party is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant. The currency-hedged items are mainly denominated in the following currencies: United States Dollar (US $) and Japanese Yen (Yen). The aggregate contracted principal of the Company's derivative financial instruments outstanding as at December 31, 2005 and 2004 are Rs. 30,947.95 million and Rs. 29,579.02 million, respectively. The forward foreign exchange contracts mature between one month and twelve months.

NOTE V - COMMITMENTS AND CONTINGENCIES

RLL and the Group companies lease office premises and residential facilities under both cancelable and non-cancelable operating leases. Rent expense for the years ended December 31, 2005 and 2004 is approximately Rs. 313.83 million and Rs. 346.50 million, respectively.

The minimum rental commitments under the non-cancelable operating leases are approximately as follows:

Year ending December 31,	Rs. Millions
2006	140.49
2007	63.37
2008	60.69
2009	45.82
2010	43.39
Thereafter	124.09

Other Contingencies

RLL and some Group companies are involved in certain claims, tax assessments and litigation arising in the ordinary course of business, primarily related to alleged patent infringement for products that the Group currently manufactures, sells or distributes or intends to manufacture, sell or distribute. In certain claims and litigation, the Group companies are named as a co-defendant, along with others, including RLL. Further, certain of the Company's products have a higher regulatory risk profile, and accordingly, the Company has increased its product liability coverage. The Company evaluates the requirements for establishing provisions for such claims, assessments and litigation pursuant to SFAS No. 5 - Accounting for Contingencies. Management believes that these matters, taken individually or in the aggregate, will not have material adverse impact on the Group's financial position or results of operations. A summary of the contingencies existing at December 31, 2005 and 2004 is as follows:

	2005	2004
Claims against the Company not acknowledged as debts*	**1,028.46**	971.65
Third party guarantees to banks	**24.90**	5.31
Bills purchased/discounted under letters of credit	–	3.23
Demand for taxes pending disposal of appeal(s)*	**208.58**	206.53
	1,261.94	1,186.72

* Includes Rs. 311.70 million (2004 - Rs. 301.19 million) deposited under appeal.

Interest on certain claims may be payable as and when the outcome of the related claim is determined and has not been included above.

Capital purchase commitments of the Group at December 31, 2005 and 2004 are Rs. 589.20 million and Rs. 2,068.53 million, respectively.

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004
(All amounts in Rupees Million, unless otherwise stated)

NOTE V *(continued)*

Royalty Agreements

RPI has a royalty agreement with a third party for the payment of royalties relating to the sale of certain products in the United States of America. The third party supplies active pharmaceutical ingredient to the Company. The Company, in turn, supplies the finished product to RPI. The total royalty expense incurred during 2005 and 2004 under this royalty agreement is approximately Rs. 331.40 million and Rs. 694.08 million, respectively, and is included in cost of sales. Approximately Rs. 900.54 million and Rs. 567.88 million remained payable under the agreement as of December 31, 2005 and 2004 respectively, and is included in "accounts payable" on the balance sheet.

NOTE W - LITIGATION SETTLEMENT

On March 30, 2005, Ranbaxy (U.K.) Limited reached a final settlement of the claims brought against it by claimants, comprising of Department of Health, Prescription Pricing Authority and others, in connection with the supply of generic drugs to the National Health Services ("NHS") between 1996 and 2000. Under the terms of the settlement Ranbaxy (U.K.) Limited has agreed to compensate the NHS for Rs. 371.90 million (GBP 4.5 million), without admission of liability. The litigation was initiated by the claimant in 2003; the settlement agreement provides additional evidence of a liability as of December 31, 2004. Accordingly, the amount has been charged to the profits for the year ended December 31, 2004, as litigation settlement and recorded as a liability, included in "other current liabilities" on the balance sheet.

NOTE X - DISCONTINUED OPERATIONS

On September 2, 2005, the Company announced that it had reached an understanding with ICICI Venture Funds Private Limited (ICICI Venture) on the divestment of its Allied Business portfolio, consisting of the Fine Chemicals business, Animal Health Care business and Diagnostics business (excluding the Dade Behring diagnostic assets). The sale was subject to certain conditions to prepare the assets for sale, requisite regulatory consents and stockholders approval. The Company determined that it had substantially fulfilled the required conditions, received requisite consents and approvals by October 21, 2005. The sale was effective on November 30, 2005.

On December 22, 2005, Dade Behring India Private Limited acquired certain diagnostic assets from RLL separately.

The Company has classified the assets, liabilities, and results of operations for the Allied Business portfolio as discontinued operations in accordance with SFAS 144. The following table reflects the US GAAP carrying values of the primary components of the business to be disposed at December 31, 2004.

Description	2004
Property, plant and equipment	160.99
Accounts receivable, net of allowances	275.62
Inventory	393.76
Other assets	150.09
Total assets	**980.46**
Accounts payable	(59.88)
Other liabilities	(204.87)
Net assets of discontinued operations	**715.71**

The following amounts relates to the Allied business operations that the Company agreed to sell:

Description	**2005**	2004
Net revenue	**1,494.24**	1,495.12
Cost of revenues	**909.93**	899.42
Selling, general & administration	**366.62**	339.54
Depreciation & amortization	**15.14**	21.26
Operating profit	**202.55**	234.90
Interest expense	**(0.52)**	(2.43)
Other income	**39.26**	11.59
Profit before income tax	**241.29**	244.06
Income tax	**79.41**	89.64
Profit after tax	**161.88**	154.42

RANBAXY LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(All amounts in Rupees Million, unless otherwise stated)

NOTE Y - SUBSEQUENT EVENTS

Acquisitions

On March 29, 2006, Ranbaxy Netherlands B.V. signed a definitive agreement for the acquisition of Terapia S.A., a Romanian company engaged in the business of manufacturing generic pharmaceuticals, for a consideration of approximately Rs. 14,486 million. This transaction will be accounted for as a business combination under SFAS No. 141 in the subsequent year upon finalization of the purchase price allocation. During the year ended December 31, 2005, the acquired company earned revenues of approximately Rs. 3,524.23 million. The major product lines of the acquired company includes Cardiovascular, Respiratory, Musculoskeletal and Anti-infectives.

On February 14, 2006, RNBV acquired Ethimed NV, a generic pharmaceuticals company in Belgium. Further, on April 1, 2006, the Company acquired substantial assets of the unbranded generic business of Allen S.p.A, a division of GlaxoSmithKline, in Italy, through its Italian subsidiary, Ranbaxy Italia S.p.A.

Foreign Currency Convertible Bond offering

On March 17, 2006, the Company issued US $ 440,000,000 zero coupon convertible bonds (the "Bonds"), listed on the Singapore Stock Exchange. Unless previously redeemed, converted or purchased and cancelled, the Bonds are convertible at any time on or after April 27, 2006 up till March 8, 2011, into fully paid equity shares of par value of Rs. 5 each, which may be represented by Global Depositary Shares (the "GDS"), with each GDS representing one share at a conversion price of Rs. 716.32 per share with a fixed rate of exchange of Rs. 44.15 per US $ 1.00. The conversion price is subject to adjustments in certain circumstances. At any time on or after March 18, 2009 on and prior to February 6, 2011 the Company may, subject to certain conditions, redeem the bonds in whole, but not in part, at their early redemption amount as defined in the terms and conditions of the Bonds. Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed in US dollars on March 18, 2011 at 126.765 percent of their principal amount.

Serious Fraud Office case

Though Ranbaxy UK Limited ("RUKL") has not received official notice of criminal proceedings being brought against it by Serious Fraud Office, UK, for alleged anti-competitive conduct in connection with the supply of penicillin-based antibiotics between 1996 and 2000, the Company is aware of the same through media reports. RUKL, if found guilty, will be subject to a fine. However, management does not consider it necessary to make any provision against such proceedings, since the likelihood of liabilities from this matter is considered remote.

RANBAXY LABORATORIES LIMITED

RECONCILIATION BETWEEN THE FINANCIAL STATEMENTS UNDER INDIAN GAAP AND U.S. GAAP

Material differences between the financial statements under the Indian GAAP and U.S. GAAP are primarily attributable to the requirements of U.S. GAAP for accounting of depreciation of property, plant and equipment, accounting for cost incurred for acquiring rights for product under development and forward foreign exchange contracts which are summarized below:

Description	Indian GAAP	U.S. GAAP
Depreciation of property, plant and equipment	At rates prescribed under respective domestic laws and regulations	Based on estimated useful life of assets
Forward foreign exchange contracts	Premiums earned/paid accounted in income statement over the term of contracts	Contracts that are not effective hedges are recorded at year end at their fair value and resultant gain/loss recognized in the results of operations
Cost incurred for acquiring rights for product under development	Capitalized as intangible assets under the head "Product Development" and subsequent expenditures on development of such products are also added to the cost of intangibles	Charged to income statement in the year in which it is incurred

A reconciliation of net income as per Indian GAAP and U.S. GAAP is set out below:

	Rs. Millions	
	2005	2004
Net income as per U.S. GAAP	**779**	7,067
Additional depreciation on property, plant and equipment	**260**	197
Cost incurred for acquiring product under development including subsequent expenditures	**342**	–
Forward foreign exchange contracts at fair value at year end	**1,497**	(94)
Deferred taxes	**(189)**	(107)
Others	**(72)**	(77)
Net income as per Indian GAAP	**2,617**	6,986

Editing and Publishing by
Corporate Communications
Ranbaxy Laboratories Limited
Tel : +91-124-4135000
e-mail : raghu.kochar@ranbaxy.com

Concept and Design by
United Advertising

Photography by Aditya Arya

Printed at Thomson Press (I) Ltd.

RANBAXY
LABORATORIES LIMITED
Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana), India
Tel : +91-124-4135000. Fax : +91-124-4135001
Website : www.ranbaxy.com

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

ATTENDANCE SLIP

45th Annual General Meeting
June 28, 2006

DP ID ....
Folio No./Client ID ....

Full Name of the Shareholder / Proxy attending the meeting

....

(First Name) (Second Name) (Surname)

FIRST HOLDER / JOINT HOLDER/PROXY
(Strike out whichever is not applicable)

FULL NAME OF FIRST HOLDER..
(If Jointholder / Proxy attending) (First Name) (Second Name) (Surname)

....
Signature of the Shareholer / Proxy

Please note that no gifts / Company products will be given at the meeting

---

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

PROXY FORM

DP ID ....
Folio No./Client ID ....

I/We .... of ....

....
(Full Address)

in the State of .... being a member(s) of Ranbaxy Laboratories Limited

hereby appoint ....
(Name in Blocks)

of .... in the State of .... or failing
(Address)

him/her .... of ....
(Name in Blocks) (Address)

in the State of as my/ our proxy to vote for me / us and on my / our behalf at the 45th Annual General Meeting of the Company to be held on **Wednesday June 28, 2006, at 11.00 A.M. at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, Sahibzada Ajit Singh Nagar (Mohali) - 160 062, Punjab** and at any adjournment thereof.

As WITNESS my / our hand / hands is / are affixed this .... day of .... 2006.
(Date) (Month)

Affix
15 Paise
Revenue
Stamp

Signature..

Note : 1. The proxy need not be a member of the Company.
2. The proxy form duly signed across 15 paise Revenue Stamp should reach the Company's Registered Office at least 48 hours before the time of the meeting.

Section 217(2A)

INFORMATION AS PER SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE REPORT OF THE DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2005.

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
A.	**EMPLOYED THROUGHOUT THE YEAR**								
1	ADIGE, RAMESH L.	Whole time - Director - Corporate Affairs & Global Corporate Communications	55	7,074,139	B.E.(H), M.B.A.	28	16/02/04	Fiat India Pvt Ltd / Executive Director-Corporate Affairs	1977
2	AGARWAL, YOGISH *	Regional Manager	35	5,380,478	B. Chemistry	14	20/05/99	Sun Pharmaceuticals, Ukraine / Country Manager	1991
3	AGRAWAL, S.C.	Vice President-Direct Taxation	54	5,328,762	B.COM., LL.B., C.A.	31	02/05/91	DCM Shriram Consolidated Limited / Manager-Taxation	1991
4	AHLUWALIA, LALIT	Vice President-Business Finance	54	8,488,354	B.COM., C.A.	29	09/04/01	The Gillette India Limited / Director-Projects	1992
5	AHUJA, SUNIL KUMAR	Director-API Global Sourcing	50	2,675,675	M.PHARM.	25	07/05/98	Harshita Healthcare Ltd / Gen.Manager, Incharge of Pharma div.	1996
6	ARORA, ANIL KUMAR	Director-Special Projects	54	2,505,647	B.E.(CE), PGDPM & LW, EMS Auditors Course	33	08/04/74	Daurala Chemicals Industries / Chemical Engineer	1972
7	ARORA, LALIT KUMAR	Director-Financial Services	48	2,693,006	B.A.(H)	26	09/12/91	Escorts Limited / Senior Officer Excise	1987
8	ARORA, V.K.	Director-PDR	51	4,183,997	M.PHARM., DIP IN BM	26	05/08/94	Cadila Laboratiries Limited / Dy. General Manager (Form.& Devp.)	1992
9	BANSAL, R.S.	Director-Manufacturing	54	2,619,792	M.Sc. (Chem Engg)	30	16/08/90	P.N.F.C.Limited / Senior Dy. Manager	1988
10	BARSHIKAR, RANJIT G.	Vice President-Global Quality	57	6,012,918	M.Sc. (Bio-Chemistry), DCM	34	31/07/02	Lyka Laboratories Limited / GM-QA/R&D-Regu.Affairs	1987
11	BATRA, ALOK *	Country Manager	36	5,828,979	M. Computer Engineering	12	16/08/94	Company Comicon Kiev / Deputy Director	1992
12	BATRA, VIJAY KUMAR (Dr.)	Head-Generics/NDDS/ Drug Development	58	12,823,733	B.S.(Pharmacy), Ph.D.	31	09/02/04	Schering-Plough Research Institute / Group Director, Pharmacokinetics	1991
13	BHANDARI, PRABHA (Dr.)	Director-Drug Regulatory Affairs	50	3,671,326	M.Sc.,Ph.D.	21	02/02/89	University of Nottingham, U.K. / Post Doctoral Fellow	1986
14	BHARDWAJ, MANEESH	General Manager-API Business	41	2,556,769	B.E.(CHEM)	20	19/06/89	Technofab Engineering Ltd. / Senior Project Engineer	1985
15	BINDRA, PUSHPINDER	President-Global Manufacturing and Capacity Planning	57	12,773,903	B.Sc.(ENGG.), M.B.A.	34	15/06/81	Richardson Hindustan Limited / Production Executive (Pkg)	1979
16	CHANDNA, HARISH KUMAR	General Manager-Engineering	55	2,620,561	B.E.(H)	33	04/12/00	Nicholas Piramid Indus. Ltd. / Vice President-Engineering & Projects	1984
17	CHANDRASHEKHAR, T.G. (Dr.)	Director-Analytical Research	43	4,313,235	Ph.D.	18	28/07/95	Torrent Pharmaceuticals Limited / Scientist-I Head Anal.Dev.	1992
18	CHAWLA, S.K.	Vice President-Global Internal Audit	55	7,580,663	M.COM., I.C.W.A., P.G.D.B.M.	34	10/07/78	Coal India Limited / Dy.Finance Manager	1976
19	CLIFFE, IAN (Dr.)	Director-Medicinal Chemistry (NDDR)	50	5,725,069	B.A., Ph.D.	30	01/10/04	Vernalis Research, UK / Senior Director of Chemistry	2001
20	DANI, SANJEEV I.	Regional Director-India & Middle East	46	9,243,162	B.PHARM., M.B.A.	22	01/03/01	Johnson & Johnson Limited / Vice President-Sales & Marketing	1990
21	DUBEY, B.C.	General Manager-IT (Validation)	40	2,543,698	B.E(MECH), P.G.D.I.E.	17	01/12/94	Bharat Electronics Limited / Senior Engineer Computerisation	1988
22	EASWAR, T.L.	Director-Manufacturing	46	3,445,284	B.TECH. (Chem.Engg)	23	12/10/98	Sun Pharmaceuticals Limited / General Manager (Operations)	1994
23	GADI, JAGDISH KUMAR	Director-Internal Audit	55	2,890,487	B.COM.(H), C.A.	30	01/03/04	Walker, Chandiok & Company / Sr.Audit Manager	1987
24	GAIND, V.K.	General Manager-Manufacturing	57	2,819,361	B.Sc.	37	15/04/74	Hypine Carbons Limited / Production Foreman/Shift Incharge	1970

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remune-ration (Rs.)	Qualifications	Experi-ence (Years)	Date of Appoint-ment	Last Employment/ Designation Held	Last Employment Since
25	GANJOO, UDBHAV	Director-Human Resources	46	3,919,201	B.Sc., LL.B, P.G.D.B.M., MSW	22	11/09/97	Turner Mirrison Group / GM(HRD Related functions)	1992
26	GHOSH, JAYANT*	Sales Manager	33	2,956,121	B. Pharmacy	11	01/08/99	Sun Pharmaceuticals, / Territory Manager	1994
27	GOSWAMI, RAHUL	Vice President-Strategic Material Sourcing & CIO	51	9,033,387	B.COM.(H), P.G.D.M.	28	15/10/79	Bharat Heavy Electricals Limited / Accounts Officer	1977
28	GOWRISHANKAR, R. (Dr.)	Vice President-Medical Affairs & Clinical Research	57	6,525,319	M.B.B.S., M.D. (MICRO.)	30	31/07/95	Astra IDL Limited / Medical Controller	1984
29	GROVER, I.P.S.	Director-Technology Management	55	2,525,336	M.Sc.	32	02/07/73	None	—
30	GUPTA, ANIL KUMAR	Director-Dewas Complex	52	3,741,466	B.TECH., P.G.D.M.	30	28/08/00	Torrent Pharma / Vice President (Ops.)	1999
31	GUPTA, VIJAYESH KUMAR (Dr.)	Strategic Business Unit Head-Ranbaxy CV, CV Life & Solus	41	2,770,887	M.B.B.S., M.D.	14	01/02/94	A.I.I.M.S. / Junior Resident	1991
32	GUPTA, VINAY KUMAR	Director-Production Planning	50	3,019,934	B.PHARM., P.G.D.B.M.	28	25/05/84	Rajasthan Drugs & Pharma Ltd. / Incharge- Prod., Planning & Control	1980
33	JAJU, G.K.	Director-Global Materials Sourcing	49	4,330,963	B.PHARM., LL.B., DOM	29	04/04/94	Nicholas Piramal (I) Limited / Logistics Manager	1991
34	JALALI, RAJINDER KUMAR (Dr.)	Director-Medical Affairs and Clinical Research	49	3,661,192	M.B.B.S., M.D.	15	01/04/96	Springdales Hospitals / Consultant Medicine	1995
35	KATIYAR, C.K. (Dr.)	Director-Herbal Drug Research	51	3,842,461	M.D., Ph.D.	15	26/09/03	Dabur India Limited / Head-Herbal	1990
36	KHURANA, J.P. (Dr.)	General Manager-Quality Assurance (API)	44	2,572,553	M.Sc., Ph.D.	15	07/10/02	Orchid Chemicals & Pharmaceuticals / GM-Regulatory	2002
37	KOCHAR, RAGHUNANDAN	Director-Corporate Communication	48	3,113,550	B.Sc., P.G.D.M.SM, M.B.A.	25	09/11/04	HCL Technologies / Vice President-Communications	2002
38	KOH, OON SIM*	Head - Business Development	40	5,304,865	B.Sc.PHARM. (NUS-S'pore)	17	01/09/02	ICN Pharmaceuticals / Sales & Mkt. Director - ASEAN	1999
39	KOHLI, RANJIT	Director Finance-Global Manufacturing	50	3,945,075	B.COM., C.A.	25	12/12/94	Telephone Cables Limited / General Manager-Corp.Finance	1987
40	KSHIRSAGAR, VIJAY U.	Director-Quality Assurance (Pharma)	49	2,940,678	M.Sc., DBM	31	19/02/01	Sun Pharmaceuticals Limited / Head-Quality	1997
41	KUMAR, AJAY	Director-Contract Manufacturing	51	3,545,431	B.Sc., M.PHARM.	28	09/05/96	Ipca Laboratories Limited / Dy.General Manager(Formulation)	1994
42	KUMAR, ARUN	Director-Drug Regulatory Affairs	50	3,707,096	M.PHARM., DBM	20	05/04/04	Dr.Reddy's Laboratories Ltd / General Manager	2002
43	KUMAR, MAHESH	Associate Director-Drug Regulatory Affairs	49	2,523,389	B.Sc., M.PHARM.	25	03/11/95	Nicholas Piramal India Limited / QA& GMP Manager	1993
44	KUMAR, NARESH (Dr.)	Vice President-Chemical Manufacturing	53	7,506,908	M.Sc., Ph.D.	28	20/04/79	Sarabhai Research Centre / Senior-Chemist Research	1977
45	KUMAR, PARVEEN (Dr.)	Director-Fermentation	55	2,973,176	M.Sc., Ph.D.	33	04/03/98	Max-GB Limited / Head & Dy.General Manager-R&D	1993
46	KUMAR, SUNIL	Regional Financial Controller	49	3,154,408	B.A.(Eco.), C.A.	24	17/10/01	Bharti Enterprises / Vice President - Finance & Accounting	1997
47	LAMBA, SANJIT SINGH	Director-Manufacturing	39	2,926,045	M.PHARM., P.G.D.M.	15	15/11/04	Lupin Labs. Ltd / VP-Manufacturing	2000
48	MADHAVRAO, SHINGATGERI VYAS (Dr.)	Director-Drug Safety Evaluation	47	3,594,223	M.V.Sc (Vat.Path.), Ph.D.	22	29/01/01	Bombay Vet.College / Assistant Professor	1989
49	MAHNA, SANJEEV*	Regional Finance Controller	41	8,879,557	B.Com., C.A., C.S.	19	15/05/89	S. Surana & Co, Chartered Accountants / C.A.	1986
50	MALHOTRA, ATUL*	Regional Director	50	20,646,645	B.Tech.	29	16/04/01	Hindustan Lever Ltd / Category Development Manager	1976
51	MALHOTRA, VISHAL	Vice President-Fermentation and Engineering & Facilities Planning (API)	54	7,345,631	B.TECH.	31	09/09/03	Max India Limited / CEO-Pharmaceuticals	1984
52	MANDREKAR, SHEKHAR KESHAV	Director-India Operations	51	4,414,988	B.Sc. (H), MMM(I)	19	01/04/04	Shreya Life Sciences Pvt Ltd / Chief Executive Officer	2001
53	MEHANDROO, SANDEEP	Director-Finance, R&D	44	2,427,386	B.COM.(H), C.A.	20	07/08/95	Capham Milk Specialities Limited / DGM-(F)	1994
54	MONIF, TAUSIF (Dr.)	Director-Clinical Pharmacology and Pharmacokinetics	42	5,051,343	M.PHARM., Ph.D.	16	30/04/93	C.D.R.I. / Sr.Research Fellow	1989
55	PAREKH, RAMESH	Vice President-Pharma Manufacturing	54	5,592,978	B.PHARM.	36	19/11/75	Thrifty Stores / Pharmacist	1969
56	PATAWARI, S.K.	Company Secretary	50	4,241,944	M.COM., LL.B., A.C.S	28	27/12/84	The Institute of Company Secretaries of India / Assistant Director-Research	1981

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
22	GUPTA, R.C.	Director-Contract Manufacturing	52	1,791,698	B.COM.(H), C.A.	29	28/09/95	Western India Sugar & Chemicals / Executive Director	1992
23	GUPTA, RAJESH	Associate Director-PDL	42	783,032	B.Sc., M.PHARM.	15	22/02/90	None	–
24	KAKAR RAKESH, LT.COL.	General Manager-Security	53	1,996,662	Graduated, DII&BM, EMM	32	17/09/01	DCM Benetton (India) Limited / Senior Manager-Logistics Admin.	1996
25	KAMATH, VIVEK V.	General Manager-Operations	37	2,166,462	B.Sc., MMS	15	27/10/04	Pfizer Limited / Director-CHPD	2002
26	KAPIL, BRIJESH	Director-Ranbaxy Global Consumer Healthcare	45	300,220	BV.Sc&AH, M.B.A., Ph.D.	22	01/12/05	Beta Healthcare Intl.Ltd / General Manager	2004
27	KAPOOR, ALOK S.	Country Manager-Brazil	42	1,088,835	M.PHARM., MMM	18	01/12/00	Solus Pharmaceutials Limited / Marketing Manager	1998
28	KAPOOR, K.L.	Director-Diagnostics	56	3,404,450	B.Sc., DIP IN MKTG.	35	01/11/94	Eskayef Limited / Sales Manager, Sp.Product	1970
29	KASTHURIL, DINESH	General Manager-Research Information	30	1,768,919	B.TECH., MS	8	25/07/03	Bristol Myers Squibb Inc. NJ / Drug Discovery Research	2000
30	KAUR, JASPREET	Manager-Business Development	28	198,522	P.G.D.M.	3	03/06/02	None	–
31	KAUR, RAVINDER	Group Leader	35	1,127,637	B.Sc., M.PHARM.	11	01/08/94	None	–
32	KHATRI, SUNDEEP	Country Manager-PANZ	35	504,211	B.Sc.	15	06/03/00	Glaxo India Limited / Product Manager	1990
33	KHERA, SUNIL #	Director-India Operations	50	3,200,958	B.Sc.	28	15/03/05	German Remedies / Director	2001
34	KOCHHAR, RAVI	Associate Director-Pharma Research	38	989,345	M.PHARM.	14	12/03/98	J.K.Drugs & Pharmaceuticals Ltd / Research Scientist-II	1994
35	KOHLI, ARUN	Director-Insurance	49	1,288,665	B.A.(H)	29	09/04/96	Jaiprakash Industries Limited / Assistant General Manager	1986
36	KOHLI, VEENA	General Manager, Supply Chain (Allied Business)	42	1,933,078	M.Sc.	20	01/10/86	A.I.I.M.S., New Delhi / Research Fellow	1986
37	KUMAR, RAJINDER (Dr.)	Head-Research & Development	50	31,966,529	B.Sc., MBChB	19	01/07/04	GlaxoSmithKline, UK / Global Head of Psychiatry-Clinical Research & Devp	1990
38	KUMAR, YATENDRA (Dr.)	Vice President-Chemical Research	50	7,190,733	M.Sc., Ph.D.	24	29/04/88	University of Michigan Ltd. / Post-doctrol Fellow	1986
39	MALHOTRA, MOHIT	General Manager-Global Licensing	35	1,323,106	B.E.(H), MBE	14	01/08/02	The Boston Consulting Group / Consultant	2000
40	MANCHANDA, OM PRAKASH	General Manager-International & Innovation (RGCH)	40	2,677,970	B.V.Sc.&AH, P.G.D.M.	15	20/01/03	Monsanto India Limited / National Sales Manager	1999
41	MATHUR, ARUN KUMAR	Associate Director-Quality Engineering Cell	46	954,958	M.Sc.	26	18/03/03	Depco United Sdn. Bhd. / Sr.Chemist & R&D Manager	1992
42	MEHTA, SUSHIL	Director-Allied Businesses	48	4,316,083	M.Sc. (Microbiology)	25	01/03/01	Becton Dickinson India Limited / Business Manager	1996
43	MISHRA, SHIVA KANT (Dr.)	Director-Clinical Research	49	1,504,652	M.Sc., Ph.D.	22	16/06/94	Panaces Biotec Limited / General Manager	1993
44	MOHAMMAD, OMAR SHERIEF	Brand Manager	29	138,652	B.PHARM., M.B.A.	7	12/08/03	Zydus Newassociate / Product Executive	2001
45	MOHANTY, SANJEEV	Group Leader	37	711,196	M.Sc., M.TECH.	12	27/07/95	Torrent Pharmaceuticals Limited / Scientist-II (Executive cadre)	1994
46	MOHARANA, ASHOK KUMAR (Dr.)	Senior Manager-Medical Services	37	717,982	M.B.B.S., M.D.	8	31/08/01	Torrent Pharmaceuticals Limited / Manager	2000
47	MOOKHTIAR, KASIM A. (Dr.)	Vice President-New Drug Discovery Research	49	15,148,839	MS, Ph.D.	13	03/04/03	Bristol Myers Squibb (BMS) / Director	1992
48	MORALES, LUIS ROBERTO	Commercial Director - Mexico	57	3,475,758	Diplomate in High Direction	34	23/01/05	Group IFACO, S.A. DE C.V., Mexico / Commercial Director	2002
49	NAGAR, NITIN	Medical Service Rerpesentative	28	84,368	B.Sc.	8	08/07/99	Macmillion Pharma Ltd. / Sales Representative	1998
50	NAKRA, RAJENDER	Head-Global API Business	53	2,283,629	B.TECH (Chem.), M.B.A.	19	01/09/05	Nicholas Piramal India Ltd. / Exec.Director	2002
51	PALIWAL, JYOTI KUMAR (Dr.)	Director-Metabolism & Pharmacokinetics	51	2,825,757	M.PHARM., Ph.D.	22	28/06/05	Wockhardt Limited / Vice President-Clinical Research	2004
52	PALLE, VENKATA P. (Dr.)	Associate Director-Medicinal Chemistry	41	2,661,056	M.Sc., Ph.D.	13	15/07/02	CV Therapeutics, CA / Group Leader	1998
53	PANDEY, GOVIND SHANKER	Senior Manager-Production	38	616,273	M.PHARM.	13	27/02/99	Dr.Reddy's Laboratories Ltd. / Senior Production Executive	1998
54	PATEL, KAMLESH C.	Senior Research Scientist	44	161,898	M.Sc.	6	26/05/03	Zydus Cadila / Principal Scientist	2002
55	PILLAI, RAVI (Dr.)	Associate Director-Pharmaceutics (NDDR)	44	1,872,438	MS, Ph.D., CRA	10	21/06/04	Glaxo Smithkline Pharmaceuticals Ltd. / Sr.Res.Sc.	1997

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Las Employ Sin
90	UPADHYAY, DILIP J. (Dr.)	Associate Director-Microbiology	43	2,620,693	M.Sc., Ph.D.	21	02/06/03	Wockhardt Ltd. / Dy.Chief Res.Sc.	199
91	UPENDRA, UDAI	Vice President-Global Human Resources	53	11,177,746	B.B.A. (BHU), M.B.A.	34	16/04/01	Colgate Palmolive India Limited / Vice President-Human Resources	199
92	VASUDEVA, TAVINDER JIT SINGH *	Country Manager	47	6,579,381	B. PHARM.	27	03/08/93	Glaxo Laboratories Limited / Regional Sales Manager	197
93	VENKATESH, K.	Strategic Business Unit Head-Rexcel	43	2,406,831	B.Sc.	23	19/06/03	Glenmark / GM-Sales & Marketing	200
94	VIJ, A.K.	Director-Blue-R	55	2,437,379	B.Sc., D.O.O.P., DIEM	35	03/04/03	Cadila Pharmaceuticals Ltd / Head-SBU (Generics & Vat.)	199
95	VIJAN, TARUN (Dr.)	Director-Pharma Research	42	4,894,200	M.PHARM., Ph.D.	19	28/06/04	Morepen Laboratories Ltd / VP-Product Business Devp.	200
96	VIJAYARAHAVAN, B. (Dr.)	Director-Intellectual Property	42	3,690,324	M.Sc., Ph.D.	15	27/08/90	None	-
97	VISWANATHAN, K.Y. *	Area Manager	33	4,489,968	M.Sc.(H), B.PHARM. (Hons.), P.G.D.M.	9	03/06/96	None	-
98	VrC, MAJ.ALOK SINGH,	General Manager-Administration	40	2,570,852	B.COM.	19	08/12/00	GAP Inc. / Manager-Administration	199
99	WAGLE, PRAKASH G.	Director-Environment, Health & Safety	52	4,127,031	B.TECH.	30	01/03/04	ICI India Limited / Corp.Engg. & SHE Manager	200
100	YAGNIK, BHAGWAT	Director-Human Resources	47	4,945,587	B.Sc., M.A. (Psychology), M.PHIL.	18	02/01/03	Biological E.Limited / Director-Corporate Affairs	199

B. EMPLOYED FOR PART OF THE YEAR

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Las Employ Sin
1	ANTONY, CHRISTOPHER M.	Medical Service Representative	44	610,486	B.Sc.	23	12/12/83	Perugar Chemicals / Plant Chemist	198
2	BANERJEE, ABHISHEK	Manager-Direct Marketing	27	213,779	BBS, P.G.D.M. (Mktg)	4	01/06/01	None	-
3	BEHERA, SWADESH KUMAR	Director-Human Resources, India Region	38	1,108,451	M.A, MA(PM&IR)	17	09/09/05	Coca Cola / GM-HR	199
4	BHAGNURE, GOVIND D.	Senior Manager-Quality Assurance	53	309,822	M.Sc.	19	01/12/01	Sigma Laboratories Limited / Quality Assurance Manager	200
5	BHARDWAJ, S.K.	Director-Special Projects	59	2,320,767	M.Sc.	32	01/10/97	Pfizer Limited / Marketing Manager	199
6	BHATNAGAR, PRADIP KUMAR	Vice President-New Drug Discovery Research	55	6,653,970	M.Sc., MS, Ph.D., M.B.A.	28	01/07/05	Glaxo SmithKline / Director-Alliance Management	198
7	BISARIA, DHEERAJ	Manager-Quality Control	43	215,854	B.Sc.	19	14/09/91	Indian Maize and Chemicals Ltd., Bulandshahar / Quality Control Chemist	198
8	BISHEN, SHYAM (Dr.)	Vice President-Strategy Planning and Development	45	8,577,626	Ph.D., M.B.A.	16	12/04/05	Henry Schein, Inc. / Vice President, Business Development	200
9	BONG, BRIGIT ALICIA *	Human Resource Manager-APAC	44	2,160,452	Diploma in Human Resource / Business Admn.	23	01/03/05	ESEC (Asia Pacific) Pte Ltd / Regional Human Resource Manager	199
10	CHANDAR, V.	Key Accounts Manager	36	116,392	B.Sc.	12	02/06/95	Dalmia Industries Ltd / Promitional Officer	199
11	CHAUDHURY, RAJIV ROY *	Finance Controller - Mexico	41	3,022,898	B.A., M.B.A.	16	01/06/05	Ernst & Young, India / Manager - Markets	200
12	CHUGH, ANITA (Dr.)	Associate Director-NDDR	42	3,156,769	M.Sc., Ph.D.	16	01/02/95	NIH (USA) / Post doctoral Fellow	199
13	DAS, LILY	Secretary	58	340,516	S.S.C.	40	11/07/68	S. Ray & Co. / Secreatary	196
14	DE, PALLAB	Associate Director-CQA	44	2,412,817	M.Sc.	19	25/04/02	Glaxo SmithKline Pharma. Ltd. / Senior Manager-QA	199
15	DESAI, AMEET H.	Vice President-Mergers & Acquisitions, Business Planning & Facilities Management	42	4,545,884	B.B.A., M.B.A.	19	05/07/01	Core Healthcare Limited / Vice President-Corporate	199
16	DHAR, RAJESH	Director-Special Projects	39	1,312,413	B.Sc., P.G.D.B.M., PGDAPR	17	09/03/00	Alkem Laboratories Limited / General Manager-Marketing	199
17	DIKSHIT, D.N.	Senior Manager-Quality Control	46	358,280	M.Sc.-Chem.(Organic)	20	01/03/01	Unichem Laboratories Limited / Manager-QA&QC	199
18	DIXIT, KARUNA SHANKER	Manager-Project Management	33	180,408	M.Sc.	8	22/09/03	Aurigene Discovery Technologies Ltd / Business Associate	200
19	GANGULY, BABITA SINGH (Dr.)	Group Leader	37	418,709	M.PHIL., Ph.D.	8	04/04/01	Astra Zeneca / Research Scientist	199
20	GOPAL, D.R.K.	District Manager	39	455,153	B.Sc.	18	05/11/90	Baroda Pharma / Sales Representative	198
21	GOYAL, MUKESH *	Business Manager -CHCD	38	2,939,036	M.Sc., M.B.A. Marketing	14	10/06/05	Merck India Limited / Head CHCD	199

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Appointment	Last Employment/ Designation Held	Last Employment Since
57	PRASAD, MOHAN (Dr.)	Director-Chemical Research	49	2,972,074	M.Sc., Ph.D.	21	30/03/98	Lupin Laboratories Limited / Senior Manager (R&D)	1986
58	PURI, SANDEEP	General Manager-Accounts and Commercial	43	2,572,904	B.COM., C.A.	15	01/02/91	Jupiter Investments Pvt Ltd. / Officer Trainee	1990
59	PUROHIT, ARUN KUMAR (Dr.)	Vice President-International Marketing Development	53	7,780,635	M.B.B.S., M.D.	25	31/12/90	Cadila Laboratories / Medical Advisor	1983
60	RAMASUNDAR, RAM S.	President & CFO	55	15,014,627	B.COM., C.S., C.A., P.G.D.M.	27	15/10/03	Nipuna Services Limited, Hyderabad / Chief Operating Officer	2003
61	RAMESH, R.	General Manager-Global Sourcing	41	2,539,697	B.COM.,DIP INT TR	21	16/01/89	N.T.P.C. Limited / Steno-Typist	1986
62	RAMPAL, ASHOK KUMAR	Vice President-Pharma Research & NDDS	53	8,238,717	M.PHARM.	27	03/06/97	Ranbaxy Lilly Co. / Director-Pharma Research	1996
63	RANGARAJAN, S.	Director-Quality Assurance (API)	56	3,814,707	M.Sc.	33	03/09/93	United Breweries Limited / Manager-Quality Assurance	1990
64	RAVEENDRAN, B.	Head-Logistics and Trade Relations	52	2,623,485	B.A.	31	27/04/04	Parke Davis & Pfizer / Controller-Distt.	1998
65	RAY, ABHIJIT (Dr.)	Director-Pharmacology	46	2,434,206	M.PHARM., M.Sc., Ph.D.	22	31/07/95	University of Ottawa / Post-Doctorate	1992
66	SACHDEVA, RAJBEER SINGH	Director-Legal	39	2,540,503	B.Sc., LL.M.	15	04/03/98	Essar Telecom Ltd / Manager-Legal	1996
67	SAHA, NILANJAN (Dr.)	Head-Clinical Pharmacology and Development	43	3,076,812	M.B.B.S., M.D., DM	11	01/10/04	Dabur Research Foundation, Sahibabad / Head-Clinical Research	2002
68	SAIGAL, MUNISH	Director-Forex Operations	51	7,413,190	M.Sc.(H)	26	29/09/95	Brisk Foreign Exchange Company / Vice President	1993
69	SAINI, KULVINDER SINGH (Dr.)	Director-Biotechnology	49	4,391,784	M.Sc., Ph.D.	17	13/05/02	Alphagene Inc. MA, USA / Associate Director	2000
70	SENTHILNATHAN, ANAND *	Regional Manager	40	3,215,331	B. Science with post graduation in Marketing	18	01/01/02	Mega Product Ltd, / International Marketing Manager	1999
71	SETHI, VIJAY	Director-Business Solutions	39	3,544,004	B.TECH., P.G.D.I.E., P.G.D.M.M, C.I.S.A.	16	31/07/96	Tata Consultancy Services / Assistant Consultant	1989
72	SHARMA, MOHAN	Director-Human Resources (Global Manufacturing)	49	3,475,295	B.Sc., LL.B., Dip.in T&D, MPM	26	30/01/04	Lupin Ltd, Mumbai / VP-HR	1981
73	SHARMA, RAJIV KUMAR *	Country Head	37	5,138,460	B.Sc. (zoology)	17	15/04/00	Mega Products Ltd (Member GP Group), / National Business Manager (Vietnam, Cambodia)	1999
74	SINGH, ADITYA	Director-Corporate Remuneration, Rewards & HR Systems	41	4,267,464	M.A (Economics)	16	22/11/04	Colgate-Palmolive (India) Ltd. / Manager-Corp.IR & HR Generalist	1994
75	SINGH, GURMEET	General Manager-Strategic Alliances	46	2,483,639	MMS, LL.B.	24	01/03/96	Max Pharma (Max India) Limited / Manager-Purchase	1993
76	SINGH, GURSHARAN *	Country Manager	37	2,894,400	B.Sc. (Maths), M.Sc. (Pre –Maths)	13	01/10/02	Unichem Laboratories Ltd. / Country Manager	1998
77	SINGH, HARPREET *	General Manager Finance	39	5,748,917	B.Com., C.A.	15	01/06/91	None	–
78	SINGH, HARSHARAN	Director-Taxation	44	2,530,463	B.COM., C.A.	22	13/11/85	Sethi & Mehra / Article Clerk	1982
79	SINGH, MALVINDER MOHAN	CEO and Managing Director	33	26,237,606	B.A., M.B.A.	12	25/05/98	Merrill Lynch, Singapore / Summer Associate, Corp. Finance	1997
80	SINGH, MANINDER	Director-Global Treasury and Insurance	42	4,348,461	B.COM.(H), C.A.	17	17/10/88	Harji Engineering Works (P) Ltd. / Finance Manager	1988
81	SINGH, RAJAN BIR	Director-Systems	45	3,406,027	B.Sc.(Elect.Engg.), P.G.D.C.A.	22	17/01/94	Wipro Infotech Llimited / Area Support Manager	1990
82	SINGH, V.K.	General Manager-Business Development	38	2,980,478	BCE, MIB	17	03/04/00	G.Premjee Trading Limited / Marketing Manager & Vice President	1994
83	SINHA, K.D. (Dr.)	General Manager-Works	50	2,511,491	M.TECH, Ph.D. (TECH)	27	02/11/88	Johnson & Johnson / Technical Executive	1994
84	SONI, RAVI KUMAR *	Country Manager - Mexico	38	8,856,732	B.PHARM., M.B.A.	16	01/06/90	None	–
85	SOOD, LALIT	General Manager-E&F Planning (Pharma)	36	2,724,246	B.E.(CHEM.)	15	16/08/90	None	–
86	SRIRAM, B.	Director-International Marketing Development	44	2,932,752	M.Sc., MMM	20	12/10/99	Themis Chemicals Limited / Marketing Manager	1985
87	SUBRAMANI, G.	General Manager-Project Crusoe	42	2,403,286	M.Sc., MAM	20	19/01/04	Dabur Pharma / General Manager-Supply Chain & Procurement	2003
88	TEMPEST, BRIAN W. (Dr.)	Chief Mentor and Executive Vice Chairman	58	37,213,284	B.Sc.(H) Chem., Ph.D. in Polymer Chem.	34	01/04/01	Fisons / Worldwide Commercial Operations Director	1992
89	TJAHJANA, SETYAWAN *	Head - Human Resources	44	3,440,231	M.B.A. (R.S.M. - the Netherlands)	20	01/07/02	April, Ltd. / General Manager - HR	2001

Sl. No.	Name	Designation (Nature of Duties)	Age (Years)	Gross Remune-ration (Rs.)	Qualifications	Experi-ence (Years)	Date of Appoint-ment	Last Employment/ Designation Held	Last Employ Sinc
56	PUNDIR, PRATAP SINGH *	Key Account Manager	32	2,391,719	M.B.B.S. (Vet)	11	23/06/97	Nicholas Piramal India Ltd / Sales Manager	199
57	RAMANATHAN, VIKRAM K. (Dr.)	Director-Metabolism & Pharmacokinetics (NDDR)	38	3,420,735	B.PHARM., Ph.D.	9	01/09/03	Glaxo Smithkline Pharmaceuticals, USA / Research Senior Investigator	199
58	RAO, DASARI MALLIKARJUNA	Senior Research Scientist	36	307,030	B.PHARM.	14	02/12/96	Sri Bahupati College of Pharmacy / Lecturer	199
59	RAO, V.V.V.	Senior Manager-Production	39	355,371	M.PHARM.	16	20/01/03	Dr. Reddy's Laboratories Limited / Production Manager	200
60	RATTAN, ASHOK (Dr.)	Director-Drug Development	53	2,998,829	M.B.B.S., M.D.	27	29/06/98	A.I.I.M.S. / Addl. Professor	198
61	REDDY, P.CHINNPPA	Country Manager (PUCCA)	31	856,600	B.PHARM.(H), P.G.D.M.	10	01/06/99	Biological E.Limited / MT	199
62	ROY, DILIP	Director-Human Resources	46	2,829,541	B.A.(H), PGDPM &IR	23	20/11/91	Indian Aluminium Company Limited / Personnel Superintendent	198
63	SANGITA (Dr.)	Research Scientist	31	163,879	M.Sc., Ph.D.	3	14/11/02	Chembiotek / Research Associate	200
64	SETHI, SUNIL	General Manager-Engineering & Facilities	58	1,743,516	B.TECH. (MECH)	36	15/06/90	Hindustan Lever Limited / Engineering Project Manager	198
65	SHARMA, GEETA (Dr.)	Group Leader	40	1,065,185	M.Sc., Ph.D.	19	01/03/93	PGIMER, Chandigarh / Senior Demonstrator	19
66	SINGH, JAGTAR	Senior Manager-EHS	49	1,667,293	B.Sc., PGDIS, IEMA	28	01/03/77	None	-
67	SOBTI, ATUL	President-Asia & Global Consumer Health Care, API Business and Material Sourcing	51	2,102,212	B.A.(H), P.G.D.B.M.	29	17/10/05	Hero Honda Motors Ltd / Sr.VP-Sales & Mktg./ Exec.Director-Bus.Ops.	19
68	SRIDHAR, A.	General Manager-Market Research	42	1,099,679	B.TECH, M.B.A.	18	07/03/96	M.B.L.Research & Consultancy Group / Group Project Manager	19
69	SUNDAR RAJAN, R.	Vice President & Head-Global Legal & Secretarial	40	5,170,174	B.A., LL.B.	17	25/11/04	Wipro Limited / Corp.VP-Legal and General Counsel	19
70	SWAMINATHAN, VENKATARAMANAN	General Manager-Research Information	37	1,614,571	BE, MS	13	09/07/03	Bristol-Myers / Principal Analyst	20
71	TADEPALLI, SUNIL KUMAR (Dr.)	General Manager-Corporate Affairs	44	2,371,964	M.B.B.S., M.D.	16	03/11/97	Speciality Ranbaxy Limited / Business Devp.& Customer Support Manager	19
72	TANDON, N.K.	Senior Manager-Accounts & Commercial	52	1,728,589	B.COM.(H)	30	10/02/76	Sahni Enterprises / Temporary	19
73	THAKUR, DINESH SINGH	Director-Research Information & Project Management	37	6,572,887	MS (Chem.Engg), MS (Comp.Engg)	16	30/06/03	Bristol-Myers Squibb Pharmaceutical Research Institute / Director, Software Development & Delivery	20
74	THYE, KEVIN TAN KENG *	Regional Head-Human Resources, Asia Pacific	46	998,431	M.B.A., B.Sc., Diploma P.Mgt.	24	24/10/05	GuocoLand Limited / Group HR Head	20
75	VARGAS, MARIA DEL SOCORRO MARQUEZ *	Regulatory Manager - Mexico	44	2,283,572	Licenciate in Chem. Pharma.Biologist, Diplomate of Pharmaceutical Admn.	19	21/02/05	Pfizer, S.A. DE C.V., Mexico / Regulatory Manager	20
76	VARGHESE, BIJU	General Manager-Legal	34	2,327,797	B.A., LL.B., MLL, DICL	8	19/05/05	Norton Rose International Law Firm / Lawyer	20
77	VARHADKAR, SATYESH	General Manager-Marketing (Japan)	38	1,266,425	B.PHARM., M.B.A.	13	29/08/01	Biological Evans Limited / General Manager-Marketing	19
78	VASHISHT, AJAY K.	Senior Manager-Business Finance	37	478,336	B.COM.(H), C.A.	17	01/12/94	V.K.Dhingra & Co. CAs / C.A.	19
79	VENKATACHALAM, K.	Director-API Sales	40	1,457,469	M.PHARM., MMS	18	07/06/93	Hinditron Services / Marketing Executive	19
80	VENKATRAMAN, PRAKASH	General Manager-API Marketing & International Trading	39	2,048,497	BE, MMS	15	05/05/03	Kopran Limited / GM-International Business-APIs	19
81	VOLPINA, NATALIA *	Business Manager -Ethical	40	2,330,816	M.B.B.S.	14	01/03/05	Schering Plough Limited / Marketing Manager	19
82	VYAS, V.K.	Senior Manager-Warehouse	58	741,355	B.COM.	28	17/05/89	Surya Agroits Ltd. / Manager Store Purchase	19
83	WALIA, SUNEET	Director-Research Information	39	542,061	B.COM., C.A., CPA	17	01/11/05	Ranbaxy Inc., US / Exec.Director-IS	19

* Employees working overseas (remuneration paid converted into Indian Rupees)

\# Employees separated on 31.12.05

Notes:
1. The nature of employment in all cases is contractual.
2. Gross Remuneration excludes contribution to Gratuity Fund.
3. None of the employees is related to any of the Directors of the Company except Mr. Malvinder Mohan Singh, who is related to Mr. Harpal Singh, a Director of the Company.

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160055 (Punjab)

NOTICE is hereby given that the **45th Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Wednesday, June 28, 2006,** at **11.00 A.M.** at the Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, Sahibzada Ajit Singh Nagar (Mohali) - 160 062, Punjab, to transact the following business :

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2005, and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To declare final dividend on Equity Shares.
3. To appoint a Director in place of Mr. Nimesh N. Kampani, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Mr. Harpal Singh, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Mr. V.K. Kaul, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint a Director in place of Mr. Gurcharan Das, who retires by rotation and being eligible, offers himself for re-appointment.
7. To appoint Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s Walker, Chandiok & Co. retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

8. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution:**

   "RESOLVED that Mr. Ravi Mehrotra be and is hereby appointed a Director of the Company."

9. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

   "RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act), read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Dr. Brian W. Tempest as Chief Mentor and Executive Vice-Chairman for the period from January 18, 2006, to December 31, 2007, and for payment of remuneration and on terms mentioned below :

   A. Salary : not exceeding Rs. 100 lacs per annum, with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

   B. Commission : not exceeding 0.50% of net profit in an accounting year as may be decided by the Board from time to time.

   C. Perquisites : In addition to salary and commission, he will be entitled to perquisites, allowances, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, foreign travel, leave travel assistance / allowance, membership fees of clubs, reimbursement of cost of education for one son, life, disability, health & medical, insurance for self and family members, return trips to UK for self and family members, hospitalization and accident and travel insurance, security at residence, and any other "allowances & perquisites" as per policy / rules of the Company in force and / or as may be approved by the Board from time to time, provided that aggregate value of such allowances & perquisites shall not exceed Rs. 300 lacs per annum. Allowances & Perquisites to be valued as per the Income-tax rules, wherever applicable, and at actual cost to the Company in other cases.

In addition to the above, he will also be entitled to the following benefits as per policy / rules of the Company in force, or as may be approved by the Board from time to time :

(i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits; (v) Encashment of leave and (vi) Long Service award.

The Board is authorised to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

D. The total remuneration including allowances & perquisites shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

E. Subject to superintendence, control and direction of the Board, he shall perform such duties and functions as would be commensurate with his position as Chief Mentor and Executive Vice-Chairman of the Company and as may be delegated to him by the Board from time to time.

F. The Company or he shall be entitled to terminate this appointment by giving twelve months notice in writing or such shorter notice as may be mutually agreed between him and the Company.

Or

In lieu of notice, payment by the Company or by him to the Company, equivalent to twelve months last drawn "remuneration" subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

10. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution** :

"RESOLVED THAT pursuant to Sections 198, 269, 309 and all other applicable provisions if any, of the Companies Act, 1956 (Act), read with Schedule XIII to the said Act, the Company hereby accords its approval for the appointment of Mr. Malvinder Mohan Singh as Chief Executive Officer and Managing Director of the Company, effective January 18, 2006, for a period of five years and for payment of remuneration and on terms mentioned below :

A. Salary : not exceeding Rs.120 lacs per annum with the authority granted to the Board of Directors (hereinafter referred to as "the Board" which term shall include a Committee of Directors) to determine the salary and grant increases from time to time within the aforesaid limit.

B. Commission : not exceeding 0.50% of net profit in an accounting year as may be decided by the Board from time to time.

C. Perquisites : In addition to salary and commission, he will be entitled to perquisites, allowances, benefits, facilities and amenities (collectively "allowances & perquisites") such as furnished residential accommodation or house rent allowance in lieu thereof, maintenance of such accommodation, gas, electricity & power, water, furnishings, utility allowance, medical reimbursement, foreign travel, leave travel assistance / allowance, membership fees for clubs, hospitalization, life, disability, health, medical, accident and travel insurance, security at residence and any other "allowances & perquisites" as per the policy / rules of the Company in force and / or as may be approved by the Board from time to time provided that aggregate value of such allowances & perquisites shall not exceed Rs. 360 lacs per annum. Allowances & Perquisites to be valued as per the Income-tax rules, wherever applicable and at actual cost to the Company in other cases.

In addition to the above, he will also be entitled to the following benefits as per policy / rules of the Company in force, or as may be approved by the Board from time to time :

(i) Company maintained car(s) with driver(s); (ii) Telephone(s) and fax at residence; (iii) Company's contribution to Provident Fund and Superannuation Fund; (iv) Payment of gratuity and other retiral benefits; (v) Encashment of leave and (vi) Long service award.

The Board is authorized to fix actual remuneration and revise it from time to time within the aforesaid ceilings.

D. The total remuneration including allowances & perquisites shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

E. Subject to superintendence, control and direction of the Board, he shall perform such duties and functions as would be commensurate with his position as Chief Executive Officer and Managing Director of the Company and as may be delegated to him by the Board from time to time.

F. The Company or he shall be entitled to terminate this appointment by giving twelve months notice in writing or such shorter notice as may be mutually agreed between him and the Company.

Or

In lieu of notice, payment by the Company or by him to the Company, equivalent to twelve months last drawn "remuneration" subject to commission included in such remuneration being restricted to 50% of the commission paid in respect of the immediately preceding accounting year."

"RESOLVED FURTHER that the Board of Directors be and is hereby authorised to take such steps as the Board may consider necessary or expedient to give effect to this Resolution."

By Order of the Board

Place : Gurgaon
Dated : May 5, 2006

S.K. PATAWARI
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**
2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 is given below and forms part of the Notice.
3. M/s Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana) Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area, Sahibzada Ajit Singh Nagar (Mohali) - 160055 (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.
4. The Register of Members and Share Transfer Books of the Company will remain closed from Saturday, June 17, 2006, to Wednesday, June 28, 2006 (both days inclusive).
5. Final Dividend on Equity Shares as recommended by the Board of Directors for the year ended December 31, 2005, when declared at the Annual General meeting will be paid to the members whose names appear -
   i) as Beneficial Owners as per list to be furnished by the Depositories in respect of the shares held in demat form and
   ii) as Members on the Register of Members of the Company as on June 28, 2006 after giving effect to all valid share transfers in physical form which would be received by the Company upto end of business hours on June 16, 2006.
6. The Company has transferred unclaimed amounts of dividends paid upto March 31, 1999, to the General Revenue Account / Investor Education and Protection Fund of the Central Government as required under Sections 205A and 205C of the Companies Act, 1956.
7. The bank account particulars of the members will be printed on the dividend warrants. In respect of shares held in physical form, the bank account particulars should be sent to the Company or Alankit.

   Members holding shares in demat form must give particulars of their bank account to their Depository Participants; the Company or Alankit will not act on any such request received from the members for change in their bank account particulars. Further, instructions given by members for shares held in physical form would not be applicable to the dividend paid on shares also held in demat form.
8. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. to 1.00 P.M. except on holidays.
9. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Scheme of the Company is being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolution of the general body will be available for inspection to members at the Meeting.

10. Members / proxies should bring the attendance slips duly filled in and signed for attending the meeting.

11. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members who hold shares singly are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective Depository Participants for recording of nomination.

12. Payment of Dividend through ECS :

    a) Members holding shares in physical form are advised to submit particulars of their bank account, viz., name and address of the branch of the bank, 9 digit MICR code of the branch, type of account and account number latest by June 16, 2006, to the Company Secretary at Plot No. 90, Sector 32, Gurgaon - 122 001 (Haryana).

    b) Members holding shares in demat form are advised to inform the particulars of their bank account to their respective depository participants.

13. Queries on accounts and operations may please be sent to the Company 7 days in advance of the Annual General Meeting so that the answers may be made available at the meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 8

Mr. Ravi Mehrotra was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956, and Articles of Association of the Company effective July 28, 2005, and holds office upto the date of this Annual General Meeting.

Mr. Ravi Mehrotra aged about 45 years, is a graduate in Commerce from Bombay University and PGDBM from XLRI, Jamshedpur. Mr. Mehrotra is Regional Head of AIG Asia Asset Management Companies. Earlier he had been President of Franklin Templeton Asset Management (India) Pvt. Ltd. He also held senior positions with Pioneer ITI, Bank of America and Prime Securities Ltd.

Mr. Mehrotra does not hold any shares in the Company.

Nature of expertise in specific functional area – Investment & Financial Management

The Company has received a Notice along with requisite fee from a member under Section 257 of the Companies Act, 1956, proposing the candidature of Mr. Mehrotra as a Director of the Company.

The Board of Directors considers that in view of the background and experience of Mr. Mehrotra, it would be in the interest of the Company to appoint him as a Director of the Company.

The Board recommends the resolution for approval of the shareholders.

Mr. Mehrotra is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

ITEM NO. 9

Dr. Brian W. Tempest, Chief Executive Officer and Managing Director of the Company, was appointed by the Board as Chief Mentor and Executive Vice-Chairman, effective January 18, 2006.

Dr. Tempest, aged about 58 years, a PhD in Chemistry from the Lancaster University joined the Company in 1995 as Regional Director - Europe, C.I.S and Africa and was appointed as President (Pharmaceuticals) effective January 1, 2001. He was appointed as a Whole-time Director of the Company effective July 9, 2001, as Joint Managing Director and CEO Designate, from January 1, 2004, to July 4, 2004 and effective July 5, 2004 was appointed as Chief Executive Officer and Managing Director.

In terms of the Articles of Association of the Company, Dr. Tempest, being a Working Director will not be subject to retirement by rotation.

The remuneration and perquisites as set out in the proposed Resolution are in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

The Board recommends the resolution for approval of the shareholders.

Dr. Tempest does not hold any shares in the Company.

Nature of expertise in specific functional area - Pharmaceutical Business

Dr. Tempest is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

This should be considered as an abstract of the terms of appointment and payment of remuneration to Dr. Tempest and a memorandum as to the nature of the concern or interest of the Director as required under Section 302 of the Companies Act, 1956.

ITEM NO. 10

Mr. Malvinder Mohan Singh, President Pharmaceuticals and Whole-time Director, was appointed by the Board as Chief Executive Officer and Managing Director of the Company, effective January 18, 2006.

Mr. Singh, aged about 33 years, is an Honours Graduate in Economics from Delhi University, followed by a Masters degree in Business Administration from Duke University, USA. He joined the Company in 1998, and was appointed as President Pharmaceuticals and Whole-time Director of the Company effective January 1, 2004.

In terms of the Articles of Association of the Company, Mr. Singh, being a Managing Director, will not be subject to retirement by rotation.

The remuneration and perquisites as set out in the Resolution are in accordance with the provisions of Schedule XIII to the Companies Act, 1956.

Mr. Singh is a Director and member of Committees of the Boards of other public limited companies as under :

Directorship	**Member of Committees of the Boards**
Oscar Investments Ltd.	Oscar Investments Ltd.
Fortis Financial Services Ltd.	– Audit Committee
Religare Securities Ltd.	– Shareholders Committee
Religare Comdex Ltd.	Fortis Financial Services Ltd.
Fortis Healthcare Ltd.	– Audit Committee
SRL Ranbaxy Ltd.	– Shareholders Committee
Fortis Medical Centre Holdings Ltd.	Fortis Healthcare Ltd.
Fortis Healthcare Holdings Ltd.	– Audit Committee - Chairman
Shimal Research Laboratories Ltd.	– Management Committee
Fortis Finvest Ltd.	SRL Ranbaxy Ltd.
	– Audit Committee
	– Remuneration Committee

Mr. Malvinder Mohan Singh holds 2,574,434 Equity Shares of Rs. 5 each in the Company, as on the date of this Notice.

Nature of expertise in specific functional area – Business Management

The Board recommends the resolution for approval of the shareholders.

Mr. Malvinder Mohan Singh is interested or concerned in the proposed Resolution. Mr. Harpal Singh and Mr. Shivinder Mohan Singh, being related to him, may be deemed to be interested in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

This should be considered as an abstract of the terms of appointment and payment of remuneration to Mr. Singh and a memorandum as to the nature of the concern or interest of the Director as required under Section 302 of the Companies Act, 1956.

By Order of the Board

Place : Gurgaon
Dated : May 5, 2006

S.K. PATAWARI
Company Secretary

Brief Résumé and other information in respect of Non-Executive Directors seeking re-appointment at the Annual General Meeting :

Mr. Nimesh N. Kampani

Mr. Nimesh N. Kampani, aged about 59 years, is a fellow member of the Institute of Chartered Accountants of India. He joined the Board of Directors of the Company in the year 1997.

Mr. Kampani is an eminent investment banker and is on the Boards of several well known public listed companies. He is the Chairman of JM Financial Group and JM Morgan Stanley Group. Mr. Kampani is Chairman – Core Group

(Institutional Investors) of CII National Council on Corporate Governance, member of the High Powered Expe Committee constituted by the Ministry of Finance on making Mumbai a Regional Finance Centre and also is member of the Governing Council of the Indian Institute of Capital Markets, SEBI Primary Market Advisoı Committee and on the Governing Board of the Centre for Policy Research.

He is a member of the following Committees of the Board of Directors of the Company :

1. Management Committee
2. Audit Committee
3. Compensation Committee

Mr. Kampani is a Director and member of Committees of the Boards of the following other public companies:

Directorship	**Member of Committees of the Boards**
JM Financial Ltd.	JM Financial Ltd.
Britannia Industries Ltd.	– Share Transfer Committee
Gujarat Ambuja Cements Ltd.	Britannia Industries Ltd.
KSB Pumps Ltd.	– Audit Committee – Chairman
Apollo Tyres Ltd.	– Share Transfer & Shareholders'/ Investors' Grievance and Ethics/ Compliance Committee
Deepak Nitrite Ltd.	Gujarat Ambuja Cements Ltd.
Kampani Consultants Ltd.	– Audit Committee - Chairman
	– Compensation Committee
	– Management Committee
	KSB Pumps Ltd.
	– Audit Committee - Chairman

Mr. Kampani does not hold any shares in the Company.

Nature of expertise in specific functional area – Investment banking

Mr. Harpal Singh

Mr. Harpal Singh, aged about 56 years, holds a B.A. (Honours) degree in Economics from St. Stephens College, Delh University, and a Masters degree in Public Affairs from California State College at Hayward, California, USA. He joined the Board of Directors of the Company in the year 2000.

He started his career with Tata Administrative Service and has had a diverse and wide ranging corporate experience of over 32 years, that included senior positions held in Hindustan Motors, Shaw Wallace, Mahindra & Mahindra and Telco. He is / has been involved with educational institutions at the Governing Council level that include, Doon School, Shriram School, Scindia School and Salwan Educational Trust.

He is a member of the following Committees of the Board of Directors of the Company :

1. Management Committee
2. Audit Committee
3. Compensation Committee

Mr. Singh is a Director and member of Committees of the Boards of following other companies :

Directorship		**Member of Committees of the Boards**
Fortis Healthcare Ltd.	Chairman	Fortis Healthcare Ltd.
Fortis Financial Services Ltd.	Chairman	– Audit Committee
Religare Securities Ltd.	Chairman	– Management Committee – Chairman
International Hospital Ltd.	Chairman	SRL Ranbaxy Ltd.
Escorts Heart Institute and Research Centre Ltd.	Chairman	– Management Committee
Escorts Heart Centre Ltd.	Chairman	
SRL Ranbaxy Ltd.	– Chairman & Managing Director	
Escorts Hospital and Research Centre Ltd.		

Mr. Harpal Singh does not hold any shares in the Company.

Nature of expertise in specific functional area – Corporate strategy projects and marketing

Mr. V. K. Kaul

Mr. V. K. Kaul, aged about 62 years, is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Kaul retired as Executive Vice President - Finance & Corporate Services and Whole-time Director of the Company, on December 31, 2003, after serving the Company for about 28 years and was appointed as a Non-Executive Director of the Company on January 1, 2004.

He is a member of the following Committees of the Board of Directors of the Company :

1. Audit Committee
2. Compensation Committee
3. Science Committee
4. Shareholders / Investors Grievance and Share Transfer Committee
5. ESOPs Allotment Committee

Mr. Kaul is a Director and a Member of Committees of the Boards of other public limited companies as under :

Directorship	Member of Committees of the Boards
Religare Securities Ltd.	Fortis Healthcare Ltd.
Fortis Financial Services Ltd.	– Audit Committee
Fortis Healthcare Ltd.	– Management Committee
Oscar Investments Ltd.	– Remuneration Committee
Fortis Healthcare Holdings Ltd.	– IPO Committee
SRL Ranbaxy Ltd.	Fortis Financial Services Ltd.
International Hospital Ltd.	– Audit Committee
Fortis Finvest Ltd.	Oscar Investments Ltd.
Fortis Clinical Research Ltd.	– Audit Committee
Religare Comdex Ltd.	– Shareholders / Investors Grievance
Escorts Hospital & Research Centre Ltd.	and Share Transfer Committee
Escorts Heart Centre Ltd.	Religare Securities Ltd.
Escorts Heart & Super Speciality Hospital Ltd.	– Audit Committee
Escorts Heart & Super Speciality Institute Ltd.	SRL Ranbaxy Ltd.
	– Management Committee
	– Remuneration Committee - Chairman

Mr. V. K. Kaul holds 200 Equity Shares of Rs. 5 each in the Company, as on the date of this Notice.

Nature of expertise in specific functional area – Finance and Taxation

Mr. Gurcharan Das

Mr. Gurcharan Das, aged 62 years, is a graduate from Harvard University. He is a writer, author and a distinguished management consultant and advises companies on global corporate strategy. He was CEO of Procter & Gamble - India and Vice President, Procter & Gamble-Far East during 1985-92 and thereafter Vice President and Managing Director, Procter & Gamble – worldwide, until 1995. Earlier, he was Chairman & Managing Director of Richardson Hindustan Ltd., during 1981-85. He is the author of the international best seller, "India Unbound" which has been published in many countries and languages and filmed by BBC. He writes a regular column in the Times of India.

He is a member of the following Committees of the Board of Directors of the Company :

1. Management Committee
2. Science Committee

Mr. Das is a Director of other public limited companies as under :

Directorship

Crest Communication Ltd.

Birla Capital International Trustee Company

Mastek Ltd.

Fortis Healthcare Ltd.

Berger Paints India Ltd.

Mr. Das does not hold any shares in the Company.

Nature of expertise in specific functional area – Global Corporate Strategy and General Management

---

Brief Résumé of Mr. Shivinder Mohan Singh - appointed as a Director of the Company effective January 18, 2006 in the casual vacancy caused by resignation of Mr. J.W. Balani.

Mr. Shivinder Mohan Singh, aged about 30 years is an Honours Graduate in Mathematics from St. Stephens. College, University of Delhi, and holds a MBA degree from Fuqua School of Business, Duke University, USA, with specialization in Health Sector Management. Mr. Shivinder Mohan Singh is the Managing Director of Fortis Healthcare Ltd. and Escorts Heart Institute and Research Center Ltd.

Mr. Shivinder Mohan Singh is a Director and Member of Committees of Boards of other public limited companies as under :

Directorship

Fortis Healthcare Ltd. } Managing Director

Escorts Heart Institute & Research Centre Ltd. } Managing Director

Oscar Investments Ltd.

Religare Securities Ltd.

Fortis Financial Services Ltd.

Fortis Healthcare Holdings Ltd.

International Hospital Ltd.

SRL Ranbaxy Ltd.

Religare Comdex Ltd.

Fortis Clinical Research Ltd.

Escorts Heart and Super Speciality Institute Ltd.

Escorts Heart and Super Speciality Hospital Ltd.

Escorts Hospital & Research Centre Ltd.

Escorts Heart Centre Ltd.

Federation of Indian Chambers of Commerce and Industry – Member – Executive Committee

Member of Committee of the Boards

Fortis Financial Services Ltd.

– Shareholders/Investors Grievance Committee

SRL Ranbaxy Ltd.

– Management Committee

Mr. Shivinder Mohan Singh holds 2,120,742 Equity Shares of Rs. 5 each in the Company, as on the date of this Notice.

Nature of expertise in specific functional area – Healthcare Management.